SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On March 13, 2023, Korea Electric Power Corporation (“KEPCO”) filed its audit report for the fiscal year 2022 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as attached. All the financial information in the Form 6-K of KEPCO dated February 24, 2023 shall be amended and restated by the information in the attached audit report. The financial statements in such report have not been approved by the shareholders of Korean Electric Power Corporation and remain subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name: Chang, Nam-yeon
Title: Head of Finance & IR Team

Date: March 13, 2023

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

The Shareholders and Board of Directors

Korea Electric Power Corporation:

Opinion

We have audited the consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the consolidated statements of comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2022 and 2021, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”).

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing (“KSA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

•	Impairment of property, plant and equipment (“PP&E”)

As discussed in Note 3.(14) to the consolidated financial statements, at each reporting date, management assesses if any indicator of impairment for its PP&E exists. If there is an impairment indicator for a cash-generating unit (“CGU”), management compares the recoverable amount of the CGU with its carrying value to determine if the PP&E which are allocated to the respective CGU are impaired.

In view of the significant difference between the Group’s market capitalization and its consolidated net assets carrying amount, management determined that an indicator of impairment of the Group’s PP&E existed as of December 31, 2022, which is attributed to the CGU of the electricity transmission and distribution business.

Management performed an impairment assessment of the Group’s PP&E allocated to CGU by comparing the carrying amount of the CGU with its value-in-use (VIU) which is determined based on discounted cash flow forecasts. Preparing the VIU estimation requires management to exercise significant judgment, particularly in relation to estimating future sales volumes, unit sales price, cost of power purchase, and discount rate. We have identified the assessment of impairment of PP&E in the electricity transmission and distribution business as a key audit matter because the carrying value of these assets are significant to the consolidated financial statements and also because estimation using a discounted cash flow forecast is complex and involves the exercise of significant management judgment in estimating the variable inputs, which can be inherently uncertain and could be subject to management bias.

The primary audit procedures we performed to address this key audit matter are as follows:

•	We identified and tested key internal controls relating to the Group’s assessment of impairment of PP&E.

•	We assessed management’s identification of CGU and the allocation of assets to each CGU with reference to our understanding of the Group’s business

•	We compared the forecasts included in the prior year’s discounted cash flow forecasts to the current year’s actual performance in order to assess the appropriateness of the estimates.

•

We involved an internal valuation specialist to assist us in assessing the discount rate applied by management in comparison with our recalculated rate using both market and entity-specific information.

•

We obtained the Group’s business plan and external data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchase, used in estimating VIU, and considered whether there were any indicators of management bias.

•

We evaluated the management’s sensitivity analyses on the discount rate applied to the discounted cash flow forecasts and assessed the impact of changes in the key assumptions to the conclusions reached in the impairment assessments and whether there were any indicators of management bias.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with KIFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jaekeun Song.

March 13, 2023

This audit report is effective as of March 13, 2023, the independent auditor’s report date. Accordingly, certain material subsequent events or circumstances may have occurred during the period from the independent auditor’s report date to the time this report is used. Such events and circumstances could significantly affect the accompanying consolidated financial statements and may result in modifications to report.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Consolidated Financial Statements

For the years ended December 31, 2022 and 2021

“The accompanying consolidated financial statements, including all footnotes and disclosures, have been prepared by, and are the responsibility of, the Group.”

Seung-il Cheong

President/CEO

Korea Electric Power Corporation

Corporate Address: #55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, KOREA

Phone Number: 061-345-3114(day) / 061-345-3203(night)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

In millions of won	Note	2022		2021
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	3,234,780	2,635,238
Current financial assets, net	5,6,9,11,12,13,45,47		4,286,975	1,868,796
Trade and other receivables, net	5,8,20,24,45,46,47		10,461,822	8,122,415
Inventories, net	14		9,930,732	7,608,182
Income tax receivables	41		46,619	41,344
Current non-financial assets	15		1,744,869	1,758,991
Assets held-for-sale	16,42		44,748	15,879

Total current assets			29,750,545	22,050,845

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		3,336,835	2,909,810
Non-current trade and other receivables, net	5,8,20,45,46,47		2,153,080	1,906,861
Property, plant and equipment, net	18,24,27,49		177,865,308	173,134,638
Investment properties, net	19,27		208,286	212,784
Goodwill	16		100,093	105,647
Intangible assets other than goodwill, net	21,27,46		956,664	1,044,077
Investments in associates	4,17		5,844,464	5,232,373
Investments in joint ventures	4,17		3,147,584	2,239,011
Defined benefit assets, net	25		198,626	20,871
Deferred tax assets	41		10,934,375	1,901,992
Non-current non-financial assets	15		309,134	364,818

Total non-current assets			205,054,449	189,072,882

Total Assets	2,4	~~W~~	234,804,994	211,123,727

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2022 and 2021

In millions of won	Note	2022		2021
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	11,983,549	8,153,426
Current financial liabilities, net	5,12,23,45,47		22,703,996	14,037,125
Income tax payables	41		429,604	229,460
Current non-financial liabilities	20,28,29		6,974,377	6,466,333
Current provisions	26,45		2,427,051	2,845,876

Total current liabilities			44,518,577	31,732,220

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		5,638,914	5,996,498
Non-current financial liabilities, net	5,12,23,45,47		98,334,120	66,570,419
Non-current non-financial liabilities	28,29		10,662,661	10,216,364
Employee benefits liabilities, net	25,45		828,721	1,679,158
Deferred tax liabilities	41		6,457,103	7,100,938
Non-current provisions	26,45		26,364,642	22,501,424

Total non-current liabilities			148,286,161	114,064,801

Total Liabilities	4	~~W~~	192,804,738	145,797,021

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	2,31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			27,782,969	33,282,817
Unappropriated retained earnings (deficit)			(7,956,579)	10,370,517

			21,431,300	45,258,244

Other components of equity	34
Other capital surplus			1,268,569	1,231,109
Accumulated other comprehensive income (loss)			496,976	(57,632)
Other equity			13,294,973	13,294,973

			15,060,518	14,468,450

Equity attributable to owners of the controlling company			40,545,396	63,780,272
Non-controlling interests	2,16,33		1,454,860	1,546,434

Total Equity	2	~~W~~	42,000,256	65,326,706

Total Liabilities and Equity		~~W~~	234,804,994	211,123,727

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2022 and 2021

In millions of won, except per share information	Note	2022		2021
Sales	2,4,35,45,47
Sales of goods		~~W~~	69,184,469	58,800,977
Sales of services			714,602	456,400
Sales of construction services	20		646,953	754,998
Revenue related to transfer of assets from customers	28		711,839	661,212

			71,257,863	60,673,587

Cost of sales	2,14,25,43,47
Cost of sales of goods			(99,441,768)	(62,164,425)
Cost of sales of services			(520,572)	(580,902)
Cost of sales of construction services			(941,254)	(898,963)

			(100,903,594)	(63,644,290)

Gross loss			(29,645,731)	(2,970,703)
Selling and administrative expenses	25,36,43,47		(3,009,422)	(2,875,796)

Operating loss	4		(32,655,153)	(5,846,499)
Other income	37		383,650	372,921
Other expenses	37		(212,150)	(257,932)
Other gains (losses), net	38		243,122	8,519
Finance income	5,12,39		1,833,312	1,402,614
Finance expenses	5,12,40		(4,746,791)	(3,245,777)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			1,393,486	775,588
Gain on disposal of investments in associates and joint ventures			11,091	1,844
Loss on valuation of investments in associates and joint ventures			(55,193)	(218,532)
Loss on disposal of investments in associates and joint ventures			(1,675)	(64,119)
Loss on impairment of investments in associates and joint ventures			(5,174)	—
Loss on disposal of investments in subsidiaries			(32,144)	(197)

			1,310,391	494,584

Loss before income tax			(33,843,619)	(7,071,570)
Income tax benefit	41		9,414,511	1,855,989

Loss for the year		~~W~~	(24,429,108)	(5,215,581)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2022 and 2021

In millions of won, except per share information	Note	2022		2021
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	25,31	~~W~~	663,095	210,409
Share in other comprehensive income of associates and joint ventures	31		12,305	3,609
Net change in fair value of equity investments at fair value through other comprehensive income (loss)	34		58,010	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		(24,415)	(15,778)
Foreign currency translation of foreign operations	34		28,387	41,189
Share in other comprehensive income (loss) of associates and joint ventures	34		509,487	301,161

Other comprehensive income for the year			1,246,869	599,614

Total comprehensive loss for the year		~~W~~	(23,182,239)	(4,615,967)

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	(24,466,853)	(5,304,522)
Non-controlling interests			37,745	88,941

		~~W~~	(24,429,108)	(5,215,581)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(23,273,171)	(4,743,513)
Non-controlling interests			90,932	127,546

		~~W~~	(23,182,240)	(4,615,967)

Loss per share (in won)	2,44
Basic and diluted loss per share		~~W~~	(38,112)	(8,263)

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2021	~~W~~	4,053,578	51,134,330	14,109,501	69,297,409	1,370,650	70,668,059
Total comprehensive income (loss) for the period
Profit (Loss) for the year		—	(5,304,522)	—	(5,304,522)	88,941	(5,215,581)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Issuance of shares of capital by subsidiaries and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance as of December 31, 2021	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2022 and 2021

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2022	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(24,466,853)	—	(24,466,853)	37,745	(24,429,108)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	626,769	—	626,769	36,326	663,095
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	12,305	—	12,305	—	12,305
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	58,008	58,008	2	58,010
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(32,437)	(32,437)	8,022	(24,415)
Foreign currency translation of foreign operations, net of tax		—	—	19,550	19,550	8,837	28,387
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	509,487	509,487	—	509,487
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(42,344)	(42,344)
Issuance of shares of capital by subsidiaries and others		—	835	39,641	40,476	86,316	126,792
Transactions between consolidated entities		—	—	(1,584)	(1,584)	(75,791)	(77,375)
Changes in consolidation scope		—	—	(597)	(597)	32,311	31,714
Dividends paid (hybrid bond)		—	—	—	—	(13,461)	(13,461)
Repayment of hybrid bond		—	—	—	—	(169,537)	(169,537)

Balance as of December 31, 2022	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

In millions of won	2022		2021
Cash flows from operating activities
Loss for the year	~~W~~	(24,429,108)	(5,215,581)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense		(9,414,511)	(1,855,989)
Depreciation		12,305,252	11,776,331
Amortization		156,160	166,161
Employee benefits expense		485,700	512,270
Bad debt expense		29,997	67,242
Interest expense		2,818,546	1,914,457
Loss on disposal of financial assets		1,841	1,045
Loss on disposal of property, plant and equipment		100,066	92,622
Loss on abandonment of property, plant and equipment		160,909	207,934
Loss on impairment of property, plant and equipment		(97,425)	4,056
Loss on impairment of intangible assets		164	—
Loss on disposal of intangible assets		116	145
Increase in provisions		2,146,979	2,466,452
Loss on foreign currency translation, net		523,285	997,119
Gain on valuation of financial assets at fair value through profit or loss		(7,099)	(14,338)
Loss on valuation of financial assets at fair value through profit or loss		44,329	5,480
Valuation and transaction gain on derivative instruments, net		(448,903)	(907,076)
Gain on valuation of investments in associates and joint ventures, net		(1,338,293)	(557,056)
Gain on disposal of financial assets		(11,199)	(7,718)
Reversal of Impairment loss on intangible assets		—	(14)
Gain on disposal of property, plant and equipment		(148,667)	(56,284)
Gain on disposal of intangible assets		(41)	(1)
Gain on disposal of associates and joint ventures		(11,091)	(1,844)
Loss on disposal of associates and joint ventures		1,675	64,119
Loss on impairment investments in associates and joint ventures		5,174	—
Loss on disposal of subsidiaries		32,144	197
Interest income		(340,753)	(221,874)
Dividends income		(28,875)	(10,522)
Others, net		215,943	(169,856)

		7,181,423	14,473,058

Changes in working capital:
Trade receivables		(1,909,649)	(216,734)
Non-trade receivables		80,444	869,870
Accrued income		(34,706)	(17,918)
Other receivables		80,236	24,306
Other current assets		(651,926)	(569,732)
Inventories		(3,000,669)	(1,738,000)
Other non-current assets		58,790	(3,462)
Trade payables		2,782,474	2,144,561
Non-trade payables		61,737	(571,051)
Accrued expenses		(191,681)	(456,992)
Other current liabilities		446,064	379,378
Other non-current liabilities		422,916	458,007
Investments in associates and joint ventures (dividends received)		473,700	288,242
Provisions		(1,564,243)	(2,426,017)
Payments of employee benefit obligations		(218,319)	(159,477)
Plan assets		(347,778)	(317,707)

	~~W~~	(3,512,610)	(2,312,726)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

In millions of won	2022		2021
Cash generated from operating activities	~~W~~	(20,760,295)	6,944,751
Dividends received		28,875	10,522
Interest paid		(2,517,694)	(1,928,160)
Interest received		220,471	201,022
Income taxes paid		(448,857)	(736,757)

Net cash provided by (used in) operating activities		(23,477,500)	4,491,378

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		56,171	4,472
Acquisition of investments in associates and joint ventures		(360,962)	(673,017)
Proceeds from disposals of property, plant and equipment		629,924	277,998
Acquisition of property, plant and equipment		(12,346,878)	(12,686,726)
Proceeds from disposals of intangible assets		279	59
Acquisition of intangible assets		(80,508)	(113,100)
Disposal of investment properties		515	—
Proceeds from disposals of financial assets		14,182,348	7,023,674
Acquisition of financial assets		(16,496,258)	(5,893,404)
Increase in loans		(401,377)	(223,950)
Collection of loans		102,061	218,704
Increase in deposits		(237,266)	(222,924)
Decrease in deposits		141,000	166,066
Proceeds from disposals of assets held-for-sale		24,205	1,148
Receipt of government grants		50,755	37,920
Net cash outflow from changes in consolidation scope		(31,350)	(63,492)
Other cash outflow from investing activities, net		(186,412)	(225,948)

Net cash used in investing activities		(14,953,753)	(12,372,520)

Cash flows from financing activities
Proceeds from short-term borrowings, net		5,852,426	1,621,440
Proceeds from long-term borrowings and debt securities		43,594,078	17,392,311
Repayment of long-term borrowings and debt securities		(10,252,688)	(9,360,357)
Payment of lease liabilities		(562,646)	(572,036)
Settlement of derivative instruments, net		407,627	98,068
Change in non-controlling interests		175,645	90,096
Repayment of hybrid bond		(169,537)	—
Dividends paid (hybrid bond)		(13,461)	(13,385)
Dividends paid		(42,348)	(812,159)
Other cash outflow from financing activities, net		8,803	(8,901)

Net cash provided by financing activities		38,997,899	8,435,077

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		566,646	553,935
Effect of exchange rate fluctuations on cash held		32,896	51,719

Net increase in cash and cash equivalents		599,542	605,654
Cash and cash equivalents at January 1, 2022		2,635,238	2,029,584

Cash and cash equivalents at December 31, 2022	~~W~~	3,234,780	2,635,238

The accompanying notes are an integral part of the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2022 and 2021

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in Korean International Financial Reporting Standards (“KIFRS”) 1110 ‘Consolidated Financial Statements’, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of December 31, 2022, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders are 88,959,339 shares (13.86%) as of December 31, 2022, the most recent closing date of shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and its subsidiaries (collectively referred to as the “Group”) were authorized for issuance by the Board of Directors on February 24, 2023, which will be submitted for approval at the shareholders’ meeting held on March 28, 2023.

(1)	Statement of compliance

These consolidated financial statements have been prepared in accordance with KIFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea. The accompanying condensed consolidated financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income or loss

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2022 and 2021 are ~~W~~ 2,348,813 million and ~~W~~1,725,444 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

(vii)

The 30-year designed life of Wolsong unit 1 nuclear power plant of the Group had expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the 8th Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the nonoptimal utilization rate. On December 24, 2019, NSSC approved permanent shutdown of unit 1.

In addition, the Group has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. Accordingly, the Group recognized impairment loss and other expenses during the year ended December 31, 2018.

Among the new nuclear power plants under construction, Shin-Hanwool unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Group recognized impairment loss during the year ended December 31, 2018, as the Group believed that there was a significant change in its operating environment.

However, due to the report to the board of directors of Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Group, regarding the resumption of suspension services, permits, and major contracts related to Shin-Hanwool unit 3 and 4, the Group identified signals of the recovery of impairment losse of the assets mentioned above. Accordingly, the Group recognized the reversal of impairment losses related to Shin-Hanwool unit 3 and 4 during the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to KIFRS 1016

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Group applied the amendment retrospectively to items of property, plant and equipment that are capable of operating on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments, and the impacts on the Group’s consolidated financial statements on the date of initial application (January 1, 2022) are as follows:

The impacts on the Group’s consolidated statement of financial position as of December 31, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Current assets	~~W~~	22,050,845	—	22,050,845
Non-current assets		189,058,025	14,857	189,072,882

Total Assets		211,108,870	14,857	211,123,727

Current liabilities		31,732,220	—	31,732,220
Non-current liabilities		114,064,801	—	114,064,801

Total Liabilities		145,797,021	—	145,797,021

Contributed capital		4,053,578	—	4,053,578
Retained earnings		45,246,982	11,262	45,258,244
Other components of equity		14,468,450	—	14,468,450
Non-controlling interests		1,542,839	3,595	1,546,434

Total Equity		65,311,849	14,857	65,326,706

Total Liabilities and Equity	~~W~~	211,108,870	14,857	211,123,727

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The impacts on the Group’s consolidated statement of comprehensive income(loss) for the year ended December 31, 2021 are as follows:

In millions of won except per share information	Original carrying amount		Adjustment	New carrying amount
Sales	~~W~~	60,574,819	98,768	60,673,587
Cost of sales		(63,559,178)	(85,112)	(63,644,290)

Gross loss		(2,984,359)	13,656	(2,970,703)

Selling and administrative expenses		(2,875,784)	(12)	(2,875,796)

Operating loss		(5,860,143)	13,644	(5,846,499)

Other non-operating income		372,921	—	372,921
Other non-operating expense		(257,932)	—	(257,932)
Other gains, net		8,519	—	8,519
Finance income		1,402,614	—	1,402,614
Finance expenses		(3,245,777)	—	(3,245,777)
Profit related to associates, joint ventures and subsidiaries		494,584	—	494,584

Loss before income tax		(7,085,214)	13,644	(7,071,570)

Income tax benefit		1,855,989	—	1,855,989

Net Loss for the period		(5,229,225)	13,644	(5,215,581)

Loss attributable to owners of the controlling company		(5,315,055)	10,533	(5,304,522)
Profit attributable to non-controlling interests		85,830	3,111	88,941
Other comprehensive income (loss)		599,614	—	599,614

Total comprehensive income (loss) for the period		(4,629,611)	13,644	(4,615,967)

Total comprehensive loss attributable to owners of the controlling company		(4,754,046)	10,533	(4,743,513)
Total comprehensive income (attributable to non-controlling interests		124,435	3,111	127,546

Loss per share (in won)	~~W~~	(8,279)	16	(8,263)

The impacts on the Group’s consolidated statement of cash flows for the year ended December 31, 2021 are as follows:

In millions of won	Original carrying amount		Adjustment	New carrying amount
Cash flows from operating activities	~~W~~	4,473,186	18,192	4,491,378
Cash flows from investing activities		(12,354,328)	(18,192)	(12,372,520)
Cash flows from financing activities		8,435,077	—	8,435,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

(ii)

Other changes in accounting standards effective from January 1, 2022 are as follows. The Group believes that these amendments have no significant impact on the Group’s consolidated financial statements. The Group has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2022, even though the early adoption of these standards is possible.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to KIFRS 1037

Onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendment specifies that the costs of fulfilling a contract comprise incremental costs, such as the costs of materials or labor, and an allocation of other costs directly related to the contract, such as an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract, when assessing whether a contract is an onerous contract. The Group will apply the amendment to the contracts for which all obligations have not been fulfilled at the date of initial application.

Reference to the Conceptual Framework – Amendments to KIFRS 1103

The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

An exception has been added to the recognition principle in KIFRS 1103 to avoid ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of KIFRS 1037 or KIFRS 2121 Levies. It requires an entity to apply criteria in KIFRS 1037 and KIFRS 2121 respectively to determine whether a present obligation exists at the acquisition date. The amendment added a new paragraph to KIFRS 1103 to clarify that the contingent assets should not be recognized at the date of acquisition.

KIFRS 1101 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

The amendment permits a subsidiary that elects to apply paragraph D16(a) of KIFRS 1101 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to KIFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of KIFRS 1101.

KIFRS 1109 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no restricted and similar amendment to KIFRS 1039.

KIFRS 1041 Agriculture – Taxation in fair value measurements

The amendments remove the requirement in paragraph 22 of KIFRS 1041 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of KIFRS 1041.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies

The accounting policies applied by the Group in these consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2021, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of a group in which the assets, liabilities, equity, income, expenses and cash flows of the parent and its subsidiaries are presented as those of a single economic entity. Subsidiaries are controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of The Group and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those of the Group.

Transactions within the Group are eliminated during the consolidation.

Changes in the Group’s ownership interests in a subsidiary that do not result in the Group losing control over the subsidiary are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Group.

When the Group loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under KIFRS 1109 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in income or loss as incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with KIFRS 1012 ‘Income Taxes’ and KIFRS 1019 ‘Employee Benefits’, respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in income or loss as a bargain purchase gain.

Non-controlling interest that is present on acquisition day and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction basis. Other types of non-controlling interests are measured at fair value or, when applicable, on the basis specified in other KIFRSs.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with KIFRS 1109 ‘Financial Instruments’, or with KIFRS 1037 ‘Provisions, Contingent Liabilities and Contingent Assets’, as appropriate, with the corresponding gain or loss being recognized in income or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e. the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in income or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to income or loss where such treatment would be appropriate if that interest were disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (see above), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(3)	Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Group holds 20% ~ 50% of the voting power of the investee, it is presumed that the Group has significant influence.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with KIFRS 1105 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Group shall account for any retained interest in associates in accordance with KIFRS 1109 ‘Financial Instruments’ unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the income or loss and other comprehensive income of the associate. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in income or loss.

Upon disposal of an associate that results in the Group losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with KIFRS 1109. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to income or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to income or loss (as a reclassification adjustment) when it loses significant influence over that associate.

The requirements of KIFRS 1028 ’Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with KIFRS 1036 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with KIFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

When the Group transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement.

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Group determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the Group is a joint operator, the Group is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant KIFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Group is to account for that investment using the equity method accounting in accordance with KIFRS 1028 ‘Investment in Associates and Joint Ventures’ (refer to note 3.(3)), except when the Group is applicable to the KIFRS 1105 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

(6)	Goodwill

The Group measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) that is expected to benefit from the synergies arising from the business acquired.

The Group assesses at the end of each reporting period and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers

The Group recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Group recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Group is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 92.90% of consolidated revenue for the year ended December 31, 2022.

Under KIFRS 1115, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Group is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

The Group may be subject to a variation of consideration paid by the customer due to the progressive electricity billing system, discounts on electricity bills for policy purposes, penalties and delinquent payment, etc. The Group estimates an amount of variable consideration by using the expected value method that the Group expects to better predict the amount of consideration to which it will be entitled, and includes in the transaction price some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(iii)	Performance obligations satisfied over time

The Group satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Group recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Group recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Group’s performance as the entity performs;

(b)	the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Group’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

(iv)	Adoption of cost pass-through tariff system

The Group amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. The cost pass-through tariff system has been applied to the electricity rate after January 1, 2021 in accordance with the amendment. The Group expects the adoption of the new system would not affect the existing accounting policies including ‘revenue from contracts with customers’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(8)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Group applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Group as a lessor

In the case of finance leases, the Group recognizes the same amount of the net investment in the lease as finance lease receivables, and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Group as a lessee

(a) Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Group is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

(b) Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

(c) Short-term leases and leases of low-value assets

The Group applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(9)	Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary items that are measured at fair value in foreign currencies are retranslated to the functional currency at the exchange rate at the date that the fair value was determined, while non-monetary items that are measured in terms of historical cost in foreign currencies shall not be retranslated.

Exchange differences are recognized in profit or loss in the period in which they arise except for:

•

Exchange differences on foreign currency borrowings relating to assets under construction for future productive use, which are included in the cost of those assets when they are regarded as an adjustment to interest costs on those foreign currency borrowings;

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to Note 3.(23) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to income or loss on disposal or partial disposal of the net investment.

For the purpose of presenting financial statements, the assets and liabilities of the Group’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (if applicable, in non-controlling interest).

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the controlling interests shall be reclassified from equity to profit or loss (as a reclassification adjustment). The cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the non-controlling interests shall be derecognised, but shall not be reclassified to profit or loss.

On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute the proportionate share of the cumulative amount of the exchange differences recognised in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognised in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. And such exchange differences shall be recognized in equity.

(10)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in income or loss in the period in which they are incurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

Benefit from a government loan at a below-market interest rate is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

(i)	If the Group received grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Group received grants related to income

Government grants which are intended to compensate the Group for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Group recognizes the related costs as expenses.

(12)	Employee benefits

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense).

For defined benefit pension plans and other post-employment benefits, the net periodic pension expense is actuarially determined by “Pension Actuarial System” developed by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. However, if there is not a deep market, market yields on government bonds are used.

Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing termination benefits.

The retirement benefit obligation recognized in the statement of financial position represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to unrecognized actuarial losses and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(13)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

Current tax assets and liabilities are offset only if, the Group:

(a)	has a legally enforceable right to set off the recognized amounts; and

(b)	intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets or deferred tax liabilities on investment properties measured at fair value, unless any contrary evidence exists, are measured using the assumption that the carrying amount of the property will be recovered entirely through sale.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(iii)	Current and deferred tax for the year

Current and deferred tax are recognized in income or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(14)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Group uses the unit-of-production method to measure and recognize depreciation expenses.

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in income or loss when the asset is derecognized.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(15)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in income or loss in the period in which the property is derecognized.

(16)	Intangible assets

(i)	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets with indefinite useful lives that are acquired separately are carried at cost less accumulated impairment losses.

(ii)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	How the intangible asset will generate probable future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in income or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(16)	Intangible assets, continued

The estimated useful lives and amortization methods of the Group’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	-	Unit of production

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

(iv)	Derecognition of intangible assets

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in income or loss when the asset is derecognized.

(17)	Greenhouse gas emissions rights (allowances) and obligations

In connection with Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances, the Group applies the following accounting policies for greenhouse gas emissions rights and obligations.

(i)	Greenhouse gas emissions rights

Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the acquisition.

Greenhouse gas emissions rights are held by the Group to fulfill the legal obligation and recorded as intangible assets. To the extent that the portion to be submitted to the government within one year from the end of reporting period, the greenhouse gas emissions rights are classified as current assets. Greenhouse gas emissions rights recorded as intangible assets are initially measured at cost and substantially remeasured at cost less accumulated impairment losses.

Greenhouse gas emissions rights are derecognized on submission to the government or when no future economic benefits are expected from its use or disposal.

(ii)	Greenhouse gas emissions obligations

Greenhouse gas emissions obligations are the Group’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(19)	Inventories

Inventories are measured at the lower of cost and net realizable value. Cost of inventories for inventories in transit are measured by using specific identification method. Cost of inventories, except for those in transit, are measured under the weighted average method and consists of the purchase price, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, are recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs.

(20)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(20)	Provisions, continued

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(i)	Provision for employment benefits

The Group determines the provision for employment benefits as the incentive payments based on the results of the individual performance evaluation or management assessment.

(ii)	Provision for decommissioning costs of nuclear power plants

The Group records the fair value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

(iii)	Provision for disposal of spent nuclear fuel

Under the Radioactive Waste Management Act, the Group is levied to pay the spent nuclear fuel fund for the management of spent nuclear fuel. The Group recognizes the provision of present value of the estimated payments.

(iv)	Provision for low and intermediate radioactive wastes

Under the Radioactive Waste Management Act, the Group recognizes the provision for the disposal of low and intermediate radioactive wastes in best estimate of the expenditure required to settle the present obligation.

(v)	Provision for Polychlorinated Biphenyls (“PCBs”)

Under the regulation of Persistent Organic Pollutants Management Act, enacted in 2007, the Group is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the enactments, the Group is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Group’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for power plant regional support program

Power plant regional support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Group recognizes the provision in relation to power plant regional support program.

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program

The Group has present obligation to conduct transmission and transformation facilities-neighboring areas support program under Act on assistance to transmission and transformation facilities-neighboring areas. The Group recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(21)	Financial instruments

The Group recognizes financial assets and financial liabilities in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Group classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Group assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Business model	Cash flow characteristics
	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Group may elect to recognize the amount of change in fair value in profit or loss.
(*2)	On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(21)	Financial instruments, continued

(iii)	Impairment: Financial assets and contract assets

The Group applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Group recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date

Stage 2	Credit risk has increased significantly since the initial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument

Stage 3	Credit-impaired

Under KIFRS 1109, the Group always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of KIFRS 1115 and that do not contain a significant financing component in accordance with KIFRS 1115 and if the trade receivables or contract assets include a significant financing component, the Group may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Group has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Group enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Group derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Group recognizes revenues from construction services and operating services related to service concession arrangements in accordance with KIFRS 1115 ’ Revenue from Contracts with Customers’.

The Group recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the arrangement are recognized as an expense in the period in which they are incurred unless the Group has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value. The resulting gain or loss is recognized in income or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in income or loss depends on the nature of the hedge relationship.

A derivative with a positive fair value is recognized as a financial asset; a derivative with a negative fair value is recognized as a financial liability. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realized or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(i)	Separable embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and when the host contracts are not measured at FVTPL.

An embedded derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the hybrid instrument to which the embedded derivative is part of, is more than 12 months and it is not expected to be realized or settled within 12 months. All other embedded derivatives are presented as current assets or current liabilities.

(ii)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges or cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

(iii)	Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in income or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized as income or loss as of that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in income or loss, and is included in the ‘finance income and expense’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

3.	Significant Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to income or loss in the periods when the hedged item is recognized in income or loss, in the same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in income or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in income or loss.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Group including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business Unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2022 and 2021, respectively, are as follows:

In millions of won
2022
Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	68,951,546	1,922,354	67,029,192	(33,908,575)	4,130,004	67,076	1,420,802	980,146
Electric power generation (Nuclear)		10,386,091	10,254,271	131,820	653,839	4,034,774	45,789	557,218	(753)
Electric power generation (Non-nuclear)		41,944,339	39,252,851	2,691,488	316,908	4,091,081	53,242	694,559	329,112
Plant maintenance & engineering service		2,975,062	2,516,699	458,363	236,310	123,168	14,003	1,405	1,886
Others		2,750,231	1,803,231	947,000	297,116	211,719	195,966	195,860	—
Consolidation adjustments		(55,749,406)	(55,749,406)	—	(250,751)	(129,334)	(35,323)	(51,298)	—

	~~W~~	71,257,863	—	71,257,863	(32,655,153)	12,461,412	340,753	2,818,546	1,310,391

In millions of won
2021

Segment	Total segment revenue		Intersegment revenue	Revenue from external customers	Operating profit (loss)	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related associates, joint ventures and subsidiaries
Transmission and distribution	~~W~~	59,660,600	1,672,776	57,987,824	(7,425,576)	3,990,464	36,831	678,986	391,116
Electric power generation (Nuclear)		9,324,391	9,207,516	116,875	796,832	3,611,594	22,209	477,512	(18,146)
Electric power generation (Non-nuclear)		25,928,596	24,518,167	1,410,429	351,824	4,182,470	22,226	624,391	109,765
Plant maintenance & engineering service		2,805,785	2,370,900	434,885	252,348	121,493	9,515	933	11,849
Others		2,018,997	1,295,423	723,574	203,121	159,222	158,680	162,345	—
Consolidation adjustments		(39,064,782)	(39,064,782)	—	(25,048)	(122,751)	(27,587)	(29,710)	—

	~~W~~	60,673,587	—	60,673,587	(5,846,499)	11,942,492	221,874	1,914,457	494,584

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2022 and 2021 are as follows:

In millions of won
2022
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	131,023,727	5,678,141	6,055,179	108,963,058
Electric power generation (Nuclear)		69,129,625	143,304	2,008,409	42,843,974
Electric power generation (Non-nuclear)		69,468,039	3,113,918	3,547,815	40,428,907
Plant maintenance & engineering service		4,051,157	56,685	200,338	1,272,408
Others		12,895,981	—	839,885	5,796,718
Consolidation adjustments		(51,763,535)	—	(38,633)	(6,500,327)

	~~W~~	234,804,994	8,992,048	12,612,993	192,804,738

In millions of won
2021
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,310,164	2,575,019	3,341,960	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,870,812	—	645,760	4,961,880
Consolidation adjustments		(40,936,783)	—	(12,001)	(2,948,338)

	~~W~~	211,123,727	7,471,384	12,799,826	145,797,021

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers			Non-current assets (*2)
Geographical unit	2022		2021	2022	2021
Domestic	~~W~~	69,854,569	59,432,464	183,707,117	178,760,564
Overseas (*1)		1,403,294	1,241,123	4,724,416	3,572,784

	~~W~~	71,257,863	60,673,587	188,431,533	182,333,348

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Group’s revenue for the years ended December 31, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	3,234,780	—	3,234,780
Current financial assets
Current financial assets at fair value through profit or loss		3,181,791	—	—	—	3,181,791
Current financial assets at amortized costs		—	—	16,762	—	16,762
Current derivative assets		154,730	—	—	134,873	289,603
Other financial assets		—	—	798,819	—	798,819
Trade and other receivables		—	—	10,461,822	—	10,461,822

		3,336,521	—	14,512,183	134,873	17,983,577

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		527,717	—	—	—	527,717
Non-current financial assets at fair value through other comprehensive income		—	502,829	—	—	502,829
Non-current financial assets at amortized costs		—	—	10,236	—	10,236
Non-current derivative assets		538,342	—	—	190,079	728,421
Other financial assets		—	—	1,567,632	—	1,567,632
Trade and other receivables		—	—	2,153,080	—	2,153,080

		1,066,059	502,829	3,730,948	190,079	5,489,915

	~~W~~	4,402,580	502,829	18,243,131	324,952	23,473,492

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	~~W~~	1,475,891	435,107	15,327,366	204,756	17,443,120

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	12,457,853	—	12,457,853
Debt securities		—	10,201,149	—	10,201,149
Derivative liabilities		44,994	—	—	44,994
Trade and other payables		—	11,983,549	—	11,983,549

		44,994	34,642,551	—	34,687,545

Non-current liabilities
Borrowings		—	2,962,323	—	2,962,323
Debt securities		—	94,984,040	—	94,984,040
Derivative liabilities		362,252	—	25,505	387,757
Trade and other payables		—	5,638,914	—	5,638,914

		362,252	103,585,277	25,505	103,973,034

	~~W~~	407,246	138,227,828	25,505	138,660,579

In millions of won	2021
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	~~W~~	56,256	94,679,437	21,775	94,757,468

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2022 and 2021 are as follows:

In millions of won		2022		2021
Cash and cash equivalents	Interest income	~~W~~	51,872	12,692
	Gain on foreign currency transactions and translations		22,158	34,923
Financial assets at fair value through profit or loss	Interest income		58,540	18,415
	Dividends income		1,994	2,949
	Gain on valuation of derivatives		336,049	450,896
	Gain on transaction of derivatives		205,298	54,352
	Gain (loss) on valuation of financial assets		(37,230)	8,858
	Gain on disposal of financial assets		9,358	4,221
Financial assets at fair value through other comprehensive income	Dividends income		26,881	7,573
Financial assets at amortized cost	Interest income		1,308	797
	Gain (loss) on foreign currency transactions and translations		5,087	(3,647)
Loans	Interest income		33,545	25,196
	Gain on foreign currency transactions and translations		596	729
Trade and other receivables	Interest income		164,653	144,543
	Gain on disposal of financial assets		—	2,452
	Gain on foreign currency transactions and translations		1,019	14,207
Short-term financial instruments	Interest income		15,827	7,531
	Gain on foreign currency transactions and translations		3,513	32,218
Long-term financial instruments	Interest income		14,371	12,470
	Gain on foreign currency transactions and translations		1	27
Other financial assets	Interest income		637	230
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		149,888	211,180
	Loss on valuation of derivatives (equity, before tax)		(93,699)	(11,734)
	Gain on transaction of derivatives		54,422	31,351
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(345,313)	2,751
	Loss on transaction of derivatives		(110,236)	(15,358)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		2,142,220	1,316,269
	Loss on repayment of financial liabilities		(15)	(10)
	Interest expense of trade and other payables		204,078	213,765
	Interest expense of others		472,248	384,423
	Other finance income		927	1,284
	Other finance expenses		167	2,504
	Loss on foreign currency transactions and translations		(936,269)	(1,162,835)
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		83,594	158,167
	Gain (loss) on valuation of derivatives (equity, before tax)		28,647	(28,726)
	Gain on transaction of derivatives		75,201	13,737

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

6.	Restricted Deposits

Restricted deposits as of December 31, 2022 and 2021 are as follows:

In millions of won		2022		2021
Cash and cash equivalents	Escrow accounts	~~W~~	2,912	—
	Deposits for government project and others		30,586	22,286
	Collateral provided for borrowings		250,346	264,813
	Collateral provided for lawsuit		57	42
	Deposits for transmission regional support program		8,626	5,921
	Deposits for other business purposes		3,825	3,050
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		101,500	114,000
	Collateral provided for borrowings		1,000	11,745
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		386,220	531,720
Long-term financial instruments	Escrow accounts		1,603	70
	Guarantee deposits for banking accounts at oversea branches		18	333
	Collateral provided for borrowings		21,745	—
	Decommissioning costs of nuclear power plants		497,609	324,609
	Funds for developing small and medium enterprises		—	10,000
Other non-current assets	Deposits for other business purposes		4,355	—

		~~W~~	1,310,402	1,288,589

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Cash	~~W~~	21,113	19,623
Other demand deposits		1,906,248	1,825,751
Short-term deposits classified as cash equivalents		1,063,290	407,921
Short-term investments classified as cash equivalents		244,129	381,943

	~~W~~	3,234,780	2,635,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	9,700,880	(196,829)	—	9,504,051
Other receivables		1,004,528	(44,388)	(2,369)	957,771

		10,705,408	(241,217)	(2,369)	10,461,822

Non-current assets
Trade receivables		197,955	(2,171)	—	195,784
Other receivables		2,033,705	(65,065)	(11,344)	1,957,296

		2,231,660	(67,236)	(11,344)	2,153,080

	~~W~~	12,937,068	(308,453)	(13,713)	12,614,902

In millions of won	2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	~~W~~	10,324,255	(288,049)	(6,930)	10,029,276

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	459,245	(41,293)	(21)	417,931
Accrued income		109,267	—	—	109,267
Deposits		289,580	—	(2,348)	287,232
Finance lease receivables (*1)		67,583	(1,802)	—	65,781
Others		78,853	(1,293)	—	77,560

		1,004,528	(44,388)	(2,369)	957,771

Non-current assets
Non-trade receivables		140,128	(52,696)	(182)	87,250
Accrued income		2,004	—	—	2,004
Deposits		459,861	—	(11,162)	448,699
Finance lease receivables (*2)		1,171,807	(2,703)	—	1,169,104
Others		259,905	(9,666)	—	250,239

		2,033,705	(65,065)	(11,344)	1,957,296

	~~W~~	3,038,233	(109,453)	(13,713)	2,915,067

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~114,347 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,024,927 million.

In millions of won	2021
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables (*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables (*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	~~W~~	2,395,008	(82,710)	(6,930)	2,305,368

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~111,915 million.
(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~1,082,712 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Trade receivables: (not overdue)	~~W~~	9,509,775	7,603,472

Trade receivables: (impairment reviewed)		389,060	325,775

Less than 60 days		5,592	11,577
60 ~ 90 days		36,389	27,201
90 ~ 120 days		31,442	28,230
120 days ~ 1 year		99,655	51,945
Over 1 year		215,982	206,822

		9,898,835	7,929,247
Less: allowance for doubtful accounts		(199,000)	(205,339)

	~~W~~	9,699,835	7,723,908

At the end of each reporting period, the Group assesses whether the credit to trade receivables is impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Other receivables: (not overdue)	~~W~~	2,857,253	2,251,474

Other receivables: (impairment reviewed)		180,980	143,534

Less than 60 days		92	87
60 ~ 90 days		13,643	4,881
90 ~ 120 days		2,982	1,248
120 days ~ 1 year		18,494	11,438
Over 1 year		145,769	125,880

		3,038,233	2,395,008
Less: allowance for doubtful accounts		(109,453)	(82,710)
Less: present value discount		(13,713)	(6,930)

	~~W~~	2,915,067	2,305,368

At the end of each reporting period, the Group assesses whether the credit to other receivables is impaired. The Group recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	205,339	82,710	208,990	132,379
Bad debts expense		27,078	4,220	19,039	18,411
Write-off		(26,319)	(1,103)	(21,809)	(58,762)
Reversal		(3,444)	(37)	(1,071)	(79)
Others		(3,654)	23,663	190	(9,239)

Ending balance	~~W~~	199,000	109,453	205,339	82,710

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	294	121,406	629	206,160
Cooperative		—	6,329	—	5,797
Others (*)		3,181,497	173,386	360,204	202,003

		3,181,791	301,121	360,833	413,960

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	226,596	—	258,071

	~~W~~	3,181,791	527,717	360,833	672,031

(*) ‘Others’ include MMT, etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beneficiary Certificate	~~W~~	4,527	13,632
Cooperative		120	110
Debt with embedded derivatives		946	854
Others		27,068	19,848

	~~W~~	32,661	34,444

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	273,826	—	—	28,585	(2,354)	300,057
Unlisted		160,790	9,451	—	33,237	(1,235)	202,243

		434,616	9,451	—	61,822	(3,589)	502,300

Debt securities
Corporate bond		491	—	—	38	—	529

		435,107	9,451	—	61,860	(3,589)	502,829

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	9,451	—	61,860	(3,589)	502,829

In millions of won	2021
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	64,526	64,526
Ssangyong Motor Co., Ltd.	12,205	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	54	54
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	149,503	149,503
Denison Mines Corp.	58,284,000	7.09%		84,134	84,502	84,502
Fission Uranium Corp.	100,000	1.73%		41	75	75
SangSangin Industry Co., Ltd.	5,831	0.01%		38	3	3
Vitzosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	3	3
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,229	1,229
Aone Alform Co., Ltd.	2,672	0.04%		19	10	10

				324,790	300,057	300,057

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Biwang Industry Co., Ltd	406	0.04%	~~W~~	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	~~W~~	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Shinjin International Corp.	4	0.01%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Jinhung Packaging Co.,Ltd	4,329	3.02%	~~W~~	22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Hightech Mnp Co., Ltd.	123	0.35%		6	6	6
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
C&S Corporation Co., Ltd.	1,304	0.01%	~~W~~	13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co.,Ltd	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	7,856	7,856
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,016	2,016
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	347	347
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Choigang-gujo Co., Ltd.	61	0.45%	~~W~~	6	1	1
Youngheung Industry Co., Ltd.	101	0.05%		5	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%		2	2	2
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
Shinwon Co., Ltd.	275	0.42%		19	19	19
CIC Tech Co., Ltd.	96	0.54%		10	10	10

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Orano Expansion	5,742,405	4.72%	~~W~~	—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
Dong In Industry Co., Ltd.	65	0.13%		3	3	3
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
JSL Co., Ltd.	51	0.49%		3	3	3
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%		6	6	6
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Magtec Co., Ltd.	28	0.00%		6	6	6
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.26%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
G&L Tech Co., Ltd.	2	0.06%	~~W~~	—	—	—
Cheonhae Co., Ltd.	72	0.00%		2	2	2
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		39	39	39
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd	51	0.19%		13	13	13
Dongbangfarms Co., Ltd	904	0.55%		41	5	5
Sungdo Pack Co., Ltd	15	0.06%		1	1	1
Coffeenie Co., Ltd	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd	371	1.10%		19	19	19
Koa Tech Co., Ltd	1,244	0.77%		12	12	12
Jinwoo Textile Co., Ltd	91	0.68%		9	9	9
SKE Cable Co., Ltd	120	0.08%		6	6	6
Hi Korea Co., Ltd	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd	65	0.01%		1	1	1
Etapol Co., Ltd	1,361	0.54%		41	41	41
Yoongwon International Co., Ltd	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd	59	0.03%		2	2	2
Yuil Engineering Co., Ltd	14	0.03%		1	1	1
Taesan Co., Ltd	146	0.69%		35	35	35
Jico Co., Ltd	10,581	0.01%		26	26	26
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery. EMC Co., Ltd	476,192	19.23%		5,000	5,000	5,000
Thermo Tec Co., Ltd	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd	6	0.02%		1	1	1
SangMoo Steel Co., Ltd	24	0.04%		2	2	2
Jungin Distribution Co., Ltd	17	0.00%		3	3	3
TheSun Co., Ltd	77	0.06%		1	1	1
Daedong Co., Ltd	176	0.33%		18	18	18
Daewoong and Technology Co., Ltd	423	1.14%		42	42	42
Ebadom Co., Ltd	361	0.21%		58	58	58
ChoungHwa Precise Co., Ltd	428	0.08%		43	4	4
Snopa Co., Ltd	458	0.01%		5	5	5
Aloha Factory Co., Ltd	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd	339	1.85%		1,001	1,001	1,001

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued

In millions of won	2022
	Shares	Ownership	Acquisition cost		Book value	Fair value
Mediquitous Co., Ltd	5,080	0.69%	~~W~~	1,250	1,250	1,250
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd	133	0.49%		23	23	23
NY Tech Co., Ltd	33	0.15%		2	2	2
Sekwang Precision Co., Ltd	394	0.84%		79	79	79
Dongbang Metal Co., Ltd	1,985	0.32%		20	20	20
Samwang Co., Ltd	170	0.25%		17	17	17
Yurim CNF Co., Ltd	15	0.23%		2	2	2
Guseul Co., Ltd	89	0.23%		9	9	9
Gaone International Co., Ltd	54	0.29%		14	14	14
Daekwang Forging Co., Ltd	1,298	1.99%		130	130	130
Dongyang Pratech Co., Ltd	265	1.21%		29	29	29
Samjin Placo Co., Ltd	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd	167	0.40%		8	8	8
STS Global Co., Ltd	9	0.04%		1	1	1
Y Tech Co., Ltd	855	0.65%		34	34	34
CK Industry Co., Ltd	4,178	7.54%		167	167	167
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd	165	0.15%		3	3	3
SFC International Co., Ltd	11	0.01%		1	1	1
Korea Ocean Machinery & Technology Co., Ltd.	763	0.45%		76	76	76
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd	191	0.30%		2	2	2
JBM Co., Ltd	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd	27	0.08%		2	2	2
MS Precision Co., Ltd	220	0.16%		22	22	22
YM Tech Co., Ltd	2	0.01%		1	1	1
C&C ENG Co., Ltd	439	1.59%		22	22	22
Minjin Co., Ltd	24	0.01%		1	1	1
Daejoo E&G Co., Ltd	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd	244	1.04%		7	7	7

				269,065	202,243	202,243

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	529	529

			~~W~~	594,355	502,829	502,829

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	~~W~~	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	11,109	0.25%		255	150	150
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		111	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Solvus Co., Ltd.	1,056	0.04%	~~W~~	3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Dung Hwan Co., Ltd.	556	0.02%		6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Force TEC Co., Ltd.	3,501	0.02%	~~W~~	18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
K Shipbuilding Co., Ltd. (formerly, STX Offshore & Shipbuilding Co., Ltd.)	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	—	—
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co., Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co., Ltd.	3,388	3.00%		85	85	85
Set Holding (*2)	1,100,220	2.50%		229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,658	2,658
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		16	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Puruen Environment Co., Ltd.	967	1.34%	~~W~~	19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co., Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%		44	44	44
Sungchang Tech Co., Ltd.	159	0.31%		10	10	10
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	55	55
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co., Ltd.	1,908	0.03%		9	9	9
Shinjin International Corp.	4	0.01%		1	1	1
Jinhung Packaging Co., Ltd	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%		32	32	32
Daeji Product Co., Ltd.	15	0.05%		1	—	—
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co., Ltd.	115	0.13%		6	6	6
S.I.T. Co., Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co., Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Samhwa Casting Co., Ltd.	200	0.04%		100	100	100

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Millennium PNT Co., Ltd.	227	0.37%	~~W~~	6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction Co., Ltd.	4	0.00%		—	—	—
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Hightech Mnp Co., Ltd.	123	0.35%		6	6	6
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
Potech Co., Ltd.	39	0.13%		14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Tpp Co., Ltd.	36,645	11.72%		1,832	1,832	1,832
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%		84	84	84
Newko Co., Ltd.	331	0.06%		10	10	10
KMC&R Co., Ltd.	16	0.11%		1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Geumdani Co., Ltd.	2,377	1.82%	~~W~~	36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Namsunnam Co., Ltd.	1,275	0.19%		6	1	1
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	457	457
IPS Bio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
DS Cotec Co., Ltd.	973	0.71%		15	5	5
Youngheung Industry Co., Ltd.	101	0.05%		5	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
Gangdong R&S Co., Ltd.	69	1.25%		1	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Sungjin Chemical Co., Ltd.	118	0.36%	~~W~~	4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%		2	2	2
Haenarae Agricultural Corp.	15	0.03%		2	2	2
Ja Yeon Science Ind. Co., Ltd.	10	0.05%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
Shinwon Co., Ltd.	275	0.42%		19	19	19
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Segyo Hitech Co., Ltd.	156	0.24%		8	8	8
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	13	0.00%		2	2	2
DH trading Co., Ltd.	891	0.04%		178	178	178
Diotech Co., Ltd.	2,186	2.84%		219	219	219
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
Chaegim Environment Development Co., Ltd.	158	0.01%	~~W~~	3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
Dong In Industry Co., Ltd.	65	0.13%		3	3	3
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
Seeun P&P Co., Ltd.	163	0.48%		33	33	33
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
JSL Co., Ltd.	51	0.49%		3	3	3
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
IGSP Co., Ltd.	17,662	0.21%		18	18	18
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%		6	6	6
Leagis Co., Ltd.	829	1.38%		66	66	66
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Magtec Co., Ltd.	28	0.00%		6	6	6
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	861	0.13%		4	4	4
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
G&L Tech Co., Ltd.	2	0.06%		—	—	—
Cheonhae Co., Ltd.	72	0.00%		2	2	2
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Shares	Ownership	Acquisition cost		Book value	Fair value
MS Tech Co., Ltd.	9	0.15%	~~W~~	1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Jinsung Electronics Co., Ltd.	69	1.41%		14	14	14
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	491	491

			~~W~~	589,194	435,107	435,107

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,920	1,920
Others		25,078	25,078

	~~W~~	26,998	26,998

Current	~~W~~	16,762	16,762
Non-current		10,236	10,236

In millions of won	2021
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,308	1,308
Others		23,965	23,965

	~~W~~	25,273	25,273

Current	~~W~~	15,422	15,422
Non-current		9,851	9,851

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

12.	Derivatives

(1)	Derivatives as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	648	17,432	559	6,899
Currency swap		236,470	589,300	125,877	506,957
Interest rate swap		52,485	81,188	502	6,980
Others (*3)		—	40,501	—	9

	~~W~~	289,603	728,421	126,938	520,845

Derivative liabilities
Currency forward	~~W~~	32,660	—	301	—
Currency swap		6,319	328,995	4,446	16,708
Interest rate swap		—	2,735	2,544	28,138
Others (*1,2,3)		6,015	56,027	—	25,894

	~~W~~	44,994	387,757	7,291	70,740

(*1)

The Group has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’ (See note 47).

(*2)	The Group has granted stock option to Chester Solar IV SpA, a joint venture of the Group, and 4 other third party investors, and recognized its fair value as other derivative liabilities.
(*3)	The Group has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Group from financial investors, and the fair value of the obligation is recorded in ‘Others’.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Busan Bank	2022.12.08	2023.01.09	~~W~~	9,237	USD 7,000	~~W~~	1,319.50
Woori Bank	2022.12.09	2023.01.06		13,165	USD 10,000		1,316.45
Nonghyup Bank	2022.12.13	2023.01.10		10,430	USD 8,000		1,303.80
Kookmin Bank	2022.12.15	2023.01.16		12,988	USD 10,000		1,298.84
Hana Bank	2022.12.15	2023.01.17		28,632	USD 22,000		1,301.45
Standard Chartered	2022.12.16	2023.01.18		26,141	USD 20,000		1,307.05
Mizuho Bank	2022.12.16	2023.01.19		26,096	USD 20,000		1,304.80
Morgan Stanley	2022.12.19	2023.01.20		26,080	USD 20,000		1,304.00
Korea Development Bank	2022.12.19	2023.01.26		26,010	USD 20,000		1,300.50
Kookmin Bank	2022.12.19	2023.01.27		25,959	USD 20,000		1,297.93
Busan Bank	2022.12.21	2023.01.25		12,853	USD 10,000		1,285.25
Nonghyup Bank	2022.12.21	2023.01.26		14,134	USD 11,000		1,284.90
Hana Bank	2022.12.27	2023.01.30		18,992	USD 15,000		1,266.15
Standard Chartered	2022.12.28	2023.01.31		15,216	USD 12,000		1,268.00
JP Morgan	2022.12.28	2023.02.01		15,205	USD 12,000		1,267.10
Kookmin Bank	2022.12.29	2023.02.02		20,247	USD 16,000		1,265.44
Mizuho Bank	2022.12.29	2023.02.03		20,255	USD 16,000		1,265.95
Kookmin Bank	2022.12.30	2023.02.28		15,128	USD 12,000		1,260.70
Hana Bank	2022.12.06	2023.01.06		13,091	USD 10,000		1,309.05
Mizuho Bank	2022.12.15	2023.01.13		26,001	USD 20,000		1,300.07
MUFG	2022.12.19	2023.01.20		52,054	USD 40,000		1,301.35
MUFG	2022.12.20	2023.01.13		25,952	USD 20,000		1,297.60
MUFG	2022.12.29	2023.01.27		45,605	USD 36,000		1,266.80
Shinhan Bank	2022.11.03	2023.01.09		7,085	USD 5,000		1,417.00
JP Morgan	2022.11.07	2023.01.13		14,012	USD 10,000		1,401.20
JP Morgan	2022.11.25	2023.01.20		6,611	USD 5,000		1,322.10
JP Morgan	2022.12.29	2023.01.05		38,040	USD 30,000		1,268.00
Standard Chartered	2022.12.29	2023.01.05		25,358	USD 20,000		1,267.90
Mizuho Bank	2022.11.09	2023.01.06		13,681	USD 10,000		1,368.10
Nonghyup Bank	2022.12.27	2023.01.16		6,334	USD 5,000		1,266.70
Mizuho Bank	2022.11.11	2023.01.30		5,207	USD 3,842		1,355.05
Mizuho Bank	2022.11.11	2023.01.30		34,001	USD 25,000		1,360.05
Nonghyup Bank	2022.12.21	2023.02.23		3,603	USD 2,806		1,283.70
SMBC	2022.11.30	2023.01.20		USD 10,000	13,153		1,315.30
SMBC	2022.11.30	2023.02.16		USD 15,000	19,783		1,318.87
SMBC	2022.12.26	2023.03.23		USD 8,000	10,173		1,271.63
SMBC	2022.12.29	2023.03.28		USD 15,000	18,933		1,262.20
SMBC	2022.12.29	2023.06.13		USD 15,000	18,872		1,258.13
MUFG	2022.11.25	2023.02.08		13,175	USD 10,000		1,317.50
MUFG	2022.12.12	2023.02.27		33,947	USD 26,000		1,305.64
MUFG	2022.11.24	2023.01.30		13,234	USD 10,000		1,323.40
JP Morgan	2022.11.24	2023.01.30		13,830	USD 10,406		1,329.05
JP Morgan	2022.11.30	2023.01.17		13,163	USD 10,000		1,316.30
HSBC	2022.11.09	2023.01.30		42,627	USD 31,000		1,375.05
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
Busan Bank	2022.10.25	2023.01.13		13,039	USD 9,090		1,434.50
MUFG	2022.10.25	2023.01.13		1,433	USD 1,000		1,433.18
Woori Bank	2022.11.08	2023.02.03		12,332	USD 8,918		1,382.80
Shinhan Bank	2022.11.09	2023.03.03		13,605	USD 10,000		1,360.50
MUFG	2022.11.10	2023.03.03		20,464	USD 15,000		1,364.27
Standard Chartered	2022.11.24	2023.04.07		17,612	USD 13,214		1,332.80
Standard Chartered	2022.12.01	2023.05.12		12,932	USD 10,000		1,293.20
Standard Chartered	2022.12.05	2023.05.12		3,121	USD 2,425		1,286.90
Woori Bank	2022.12.08	2023.05.12		13,145	USD 10,000		1,314.50
HSBC	2022.12.12	2023.06.09		19,482	USD 15,000		1,298.80
Busan Bank	2022.12.12	2023.06.09		19,479	USD 15,000		1,298.60
MUFG	2022.12.15	2023.06.09		19,386	USD 15,000		1,292.41
Shinhan Bank	2022.12.15	2023.06.09		19,397	USD 15,000		1,293.10
Standard Chartered	2022.12.15	2023.06.09		19,397	USD 15,000		1,293.10
HSBC	2022.12.22	2023.06.09		12,695	USD 10,000		1,269.45
Shinhan Bank	2022.12.22	2023.06.09		12,671	USD 10,000		1,267.10

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

12.	Derivatives, Continued

(3) Currency swap contracts which are not designated as hedging instruments as of December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won, USD)
		Pay		Receive	Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Korea Citi Bank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amount			Contract interest rate		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2022 are as follows:

In millions of won			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Nomura (*1)	2018~2038	30,000	2.56%	3.75%
Hana Bank	2018~2023	200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023	200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023	150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024	200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025	100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027	200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027	200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027	250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027	200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027	150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027	200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027	300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027	200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027	200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027	300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027	100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027	100,000	5.45%	3M CD + 1.20%
Nomura	2017~2032	52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032	59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041	30,000	1.84%	2.60%
Nomura (*3)	2021~2041	50,000	1.87%	2.38%
ANZ	2022 - 2025	AUD 540	0.48%	3.33%
DBS Bank	2022 - 2025	AUD 540	0.48%	3.33%
Societe Generale	2022 - 2025	AUD 540	0.48%	3.28%

(*1)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2022 are as follows:

In thousands of USD			Contract interest rate per annum
Counterparty	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 51,891	4.16%	6M USD Libor
KFW	2009~2027	USD 51,891	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 66,124	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

12.	Derivatives, Continued

(7)

Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2022 and 2021 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)		Accumulated other comprehensive income (loss) (*)
	2022		2021	2022	2021	2022	2021
Currency forward	~~W~~	(20,570)	33,066	(2,710)	33,032	—	—
Currency swap		155,937	787,264	234,195	61,353	(102,969)	(59,108)
Interest rate swap		66,341	18,123	(6,800)	(10,303)	37,917	18,648
Other derivatives		22,510	(15,459)	—	—	—	—

	~~W~~	224,218	822,994	224,685	84,082	(65,052)	(40,460)

(*)

For the years ended December 31, 2022 and 2021, the net loss on valuation of derivatives applying cash flow hedge accounting of ~~W~~24,415 and ~~W~~15,778 million, net of tax, are included in other comprehensive loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Loans	~~W~~	132,890	968,468	88,406	903,397
Less: Allowance for doubtful accounts		(13)	(54,824)	(10)	(52,667)
Less: Present value discount		(816)	(32,334)	(807)	(29,248)

		132,061	881,310	87,589	821,482

Long-term / short-term financial instruments		666,758	686,322	1,278,014	450,494

	~~W~~	798,819	1,567,632	1,365,603	1,271,976

(2) Loans as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	30,261	—	(816)	29,445
Loans for housing		29,630	—	—	29,630
Other loans		72,999	(13)	—	72,986

		132,890	(13)	(816)	132,061

Long-term loans
Loans for tuition		436,131	(37,783)	(32,334)	366,014
Loans for housing		309,446	—	—	309,446
Loans for related parties		187,728	(17,041)	—	170,687

Other loans		35,163	—	—	35,163

		968,468	(54,824)	(32,334)	881,310

	~~W~~	1,101,358	(54,837)	(33,150)	1,013,371

In millions of won	2021
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	28,975	—	(807)	28,168

Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	~~W~~	991,803	(52,677)	(30,055)	909,071

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	52,677	20,267
Bad debts expense		2,180	30,942
Others		(20)	1,468

Ending balance	~~W~~	54,837	52,677

(4)	Long-term and short-term financial instruments as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	428,813	130,570	976,899	103,607
CD		30,000	—	—	—
Others		207,945	555,752	301,115	346,887

	~~W~~	666,758	686,322	1,278,014	450,494

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

14.	Inventories

Inventories as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,522,171	(1,350)	4,520,821
Merchandises		1,001	—	1,001
Work-in-progress		172,089	(75)	172,014
Finished goods		52,642	(57)	52,585
Supplies		2,814,377	—	2,814,377
Inventories-in-transit		2,356,444	—	2,356,444
Other inventories		13,490	—	13,490

	~~W~~	9,932,214	(1,482)	9,930,732

In millions of won	2021
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	~~W~~	7,613,298	(5,116)	7,608,182

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the years ended December 31, 2022 and 2021 amounts to ~~W~~18,162 million and ~~W~~11,422 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2022 and 2021 were ~~W~~14,528 million and ~~W~~7,761 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

15.	Non-Financial Assets

Non-financial assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	160,596	51,425	161,466	124,305
Prepaid expenses		366,532	153,830	756,729	151,095
Others (*)		1,217,741	103,879	840,796	89,418

	~~W~~	1,744,869	309,134	1,758,991	364,818

(*)	Details of others as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	192,005	—	524,658	—
Other quick assets		1,025,736	103,879	316,138	89,418

	~~W~~	1,217,741	103,879	840,796	89,418

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2022 and 2021 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2022	2021
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc. (*11)	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	—	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2022 and 2021 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2022	2021
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd. (*5)	Operation of utility plant	Korea	50.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	—	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	—	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
KEPCO Mangilao America LLC	Holding company	USA	—	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2022 and 2021 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			2022	2021
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*6)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC (formerly, Elara Development, LLC)	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*6)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	100.00%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	100.00%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	100.00%	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	—
KA Power Limited	Power generation	Pakistan	100.00%	—
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*7)	Power generation	Korea	100.00%	—
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	—
Columboola Solar Farm Hold Co Pty., Ltd. (*8)	Power generation	Australia	74.04%	—
Digital Innovation Growth Fund (*9)	Holding company	Korea	76.92%	—
J Wind First, LLC (*10)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	—
KEPCO for Power Company	Power generation	Saudi Arabia	60.00%	—
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	—
KOSPO Trumbull LLC	Holding company	USA	100.00%	—
Changjuk Wind Power Co., Ltd. (*9)	Power generation	Korea	73.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2022 and 2021 are as follows, continued:

(*1)

Considering treasury stocks, the effective percentage of ownership is 66.08%. The Group is planning to sell part of its shares (14.77%) based on the resolution of the board of directors on June 24, 2022.

(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited.
(*4)

The Group guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Group which can be exercised 36 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The subsidiary is included in the consolidated financial statements as the Group owns 50%+1 stake and has the ability to appoint a majority of the board members under the shareholders’ agreement.
(*6)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*7)

For the year ended December 31, 2022, the Group included Western Power Changgi Solar Co., Ltd. as a subsidiary, considering that it acquired control over the entity after the entity undertook selective reduction of capital.

(*8)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*9)	The entity was transferred from an associate to a subsidiary due to changes in the consolidated scope during the year ended December 31, 2022.
(*10)

Although the Group does not hold a stake as of December 31, 2022, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(*11)	The group is planning to sell its investment in KEPCO Philippines Holdings Inc., but time or proceeds of sales are not specified as of December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries included in and excluded from consolidation during the year ended December 31, 2022 are as follows:

Subsidiaries included in the consolidation scope during the year ended December 31, 2022

Subsidiaries	Reason
UI Carbon-Neutrality Fund	Newly established
KA Power Limited	Newly established
Seobusambo highway photovoltaics Co., Ltd.	Newly established
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)	Change in the scope of consolidation
EWP Australia Pty., Ltd.	Newly established
Columboola Solar Farm Hold Co Pty., Ltd.	New investment
Digital Innovation Growth Fund	Change in the scope of consolidation
J Wind First, LLC	Newly established
KEPCO Holding Company	Newly established
KEPCO for Power Company	Newly established
KEPCO for Maintenance Company	Newly established
KOSPO Trumbull LLC	Newly established
Changjuk Wind Power Co., Ltd.	Change in the scope of consolidation

Subsidiaries excluded from consolidation during the year ended December 31, 2022.

Subsidiaries	Reason
EWPRC Biomass Holdings, LLC	Liquidation
KEPCO Solar of Alamosa LLC	Disposal
KEPCO Alamosa LLC	Liquidation
KEPCO Mangilao America LLC	Liquidation
Seobusambo highway photovoltaics Co., Ltd.	Change in the scope of consolidation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows:

In millions of won
2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	69,129,625	42,843,974	10,386,091	(16,382)
Korea South-East Power Co., Ltd.		13,855,071	7,410,881	8,972,991	71,662
Korea Midland Power Co., Ltd.		16,062,605	10,776,943	8,629,165	(58,173)
Korea Western Power Co., Ltd.		13,459,054	8,125,312	8,112,727	106,361
Korea Southern Power Co., Ltd.		14,011,354	8,296,983	9,304,362	(68,315)
Korea East-West Power Co., Ltd.		12,079,954	5,818,789	6,925,094	2,888
KEPCO Engineering & Construction Company, Inc.		815,533	272,119	505,291	17,954
KEPCO Plant Service & Engineering Co., Ltd.		1,555,453	344,702	1,425,913	97,881
KEPCO Nuclear Fuel Co., Ltd.		949,455	490,215	304,405	31,508
KEPCO KDN Co., Ltd.		734,439	166,272	739,453	42,584
KEPCO International HongKong Ltd.		128,784	—	—	(216)
KEPCO International Philippines Inc.		127,744	101	—	9,976
KEPCO Gansu International Ltd.		7,125	598	—	(22)
KEPCO Philippines Holdings Inc.		191,634	129	—	39,346
KEPCO Philippines Corporation		3,799	14	—	102
KEPCO Ilijan Corporation		231,132	3,642	23,263	16,455
KEPCO Lebanon SARL		1,890	10,482	—	20
KEPCO Neimenggu International Ltd.		269,582	3,917	—	9,938
KEPCO Shanxi International Ltd.		597,635	222,186	—	(11,312)
KOMIPO Global Pte Ltd.		388,071	1,817	—	58,030
KEPCO Netherlands B.V.		137,454	64	—	8,570
KEPCO Australia Pty., Ltd.		579	11	—	102
KOSEP Australia Pty., Ltd.		74,180	13,097	52,271	24,443
KOMIPO Australia Pty., Ltd.		81,216	10,327	52,272	23,368
KOWEPO Australia Pty., Ltd.		81,696	10,184	52,271	22,745
KOSPO Australia Pty., Ltd.		41,872	10,174	52,271	24,362
KEPCO Middle East Holding Company		116,731	102,054	—	(634)
Qatrana Electric Power Company		513,277	247,027	24,354	22,578
KHNP Canada Energy Ltd.		107,200	6,218	—	149
KEPCO Bylong Australia Pty., Ltd.		44,034	437,852	—	(45,880)
Korea Waterbury Uranium Limited Partnership		20,934	224	—	(116)
KEPCO Holdings de Mexico		728	1,974	—	(1,363)
KST Electric Power Company, S.A.P.I. de C.V.		653,830	528,315	232,893	23,122
KEPCO Energy Service Company		2,238	2,173	7,015	(211)
KEPCO Netherlands S3 B.V.		71,326	16,419	—	4,465
PT. KOMIPO Pembangkitan Jawa Bali		15,753	3,232	22,488	3,668
PT. Cirebon Power Service		2,316	784	9,602	355
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		22,854	6,964	45,009	7,657
EWP America Inc. (*1)		47,775	2,595	21,717	4,337
KNF Canada Energy Limited		2,116	34	—	(59)
EWP Barbados 1 SRL		395,067	901	3,230	34,260
Gyeonggi Green Energy Co., Ltd.		220,414	226,517	112,524	(26,004)
PT. Tanggamus Electric Power		227,638	163,106	3,781	5,778
Gyeongju Wind Power Co., Ltd.		98,513	55,579	24,888	9,711
KOMIPO America Inc. (*2)		571,200	317,903	34,059	(3,293)
PT. EWP Indonesia		93,390	5	—	4,100
KEPCO Netherlands J3 B.V.		135,213	63	—	19,396
Korea Offshore Wind Power Co., Ltd.		376,449	192,335	52,526	13,083
Global One Pioneer B.V.		135	41	—	(68)
Global Energy Pioneer B.V.		320	40	—	(64)
Mira Power Limited		416,750	310,529	57,135	12,394
KOSEP Material Co., Ltd.		3,985	662	4,589	775
Commerce and Industry Energy Co., Ltd.		79,172	32,147	31,068	(3,730)
KEPCO KPS Philippines Corp.		5,294	600	5,232	1,004
KOSPO Chile SpA		159,500	70,037	—	(2,811)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	25	252	—	(94)
Hee Mang Sunlight Power Co., Ltd.		5,877	2,606	862	304
Fujeij Wind Power Company		213,113	163,690	—	16,564
KOSPO Youngnam Power Co., Ltd.		425,000	312,831	568,224	10,878
Chitose Solar Power Plant LLC		109,964	94,366	14,384	1,615
KEPCO Energy Solution Co., Ltd.		317,392	6,147	33,638	138
KEPCO Solar Co., Ltd.		243,221	25,405	24,778	9,305
KOSPO Power Services Ltda.		6,722	4,762	17,911	(358)
Energy New Industry Specialized Investment Private Investment Trust (*3)		451,762	4,338	24,725	7,093
KOEN Bylong Pty., Ltd.		11	119	—	(12)
KOMIPO Bylong Pty., Ltd.		11	122	—	(33)
KOWEPO Bylong Pty., Ltd.		8	94	—	(7)
KOSPO Bylong Pty., Ltd.		25	148	—	(17)
EWP Bylong Pty., Ltd.		8	54	—	1
KOWEPO Lao International		8,248	87	10,010	11,185
KEPCO US Inc.		91	—	—	(19,181)
KEPCO Mangilao Holdings LLC		112,948	40,558	21,743	21,166
Mangilao Investment LLC		258,674	4	—	(1)
KEPCO Mangilao Solar, LLC		240,736	373	8,870	(14,818)
Jeju Hanlim Offshore Wind Co., Ltd.		185,357	111,343	—	(3,546)
PT. Siborpa Eco Power		12,050	3	—	(39)
PT. Korea Energy Indonesia		1,675	80	1,937	(104)
KOLAT SpA		48,787	3,701	1,647	1,888
KEPCO California, LLC		46,151	4,768	596	(670)
KEPCO Mojave Holdings, LLC		95,550	75,846	—	(4,705)
Incheon Fuel Cell Co., Ltd.		268,063	242,176	107,193	(5,323)
KOEN Service Co., Ltd.		9,353	7,035	36,340	356
KOMIPO Service Co., Ltd.		6,597	4,503	35,031	905
KOWEPO Service Co., Ltd.		6,266	3,130	34,031	171
KOSPO Service Co., Ltd.		6,672	5,048	28,321	60
EWP Service Co., Ltd.		3,756	2,507	24,526	581
PT. KOMIPO Energy Indonesia		2,978	368	1,698	83
KNF partners Co., Ltd.		2,285	1,053	5,997	293
KOSPO USA Inc.		315,018	430	—	5,024
Nambu USA LLC		297,516	—	—	670
Tamra Offshore Wind Power Co., Ltd.		133,598	93,639	18,332	5,316
KEPCO MCS Co., Ltd.		114,316	52,241	363,627	8,468
KEPCO FMS Co., Ltd.		16,852	11,667	105,339	2,176
Firstkeepers Co., Ltd.		16,448	12,912	84,620	2,482
Secutec Co., Ltd.		12,578	9,209	69,383	690
SE Green Energy Co., Ltd.		149,189	114,241	49,873	1,304
Mangilao Intermediate Holdings LLC		236,266	116,426	—	(4,709)
KEPCO CSC Co., Ltd.		10,668	8,937	46,559	(2,134)
KOAK Power Limited		12,626	839	—	49
KOMIPO Europe B.V.		81,364	54	1,195	1,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,416	3	—	(48)
Paju Ecoenergy Co., Ltd.		61,930	3,066	20,718	1,290
Guam Ukudu Power LLC		293,422	323,292	—	(31,410)
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)		320,227	296,141	16,980	3,690
KPS Partners Co., Ltd.		3,619	2,007	12,417	487
KEPCO E&C Service Co., Ltd.		5,676	1,897	16,180	1,493
Moha solar Co., Ltd.		29,096	31,359	169	(1,137)
Ogiri Solar Power Co., Ltd.		1,033	23	—	(30)
KHNP USA LLC		1,290	97	1,127	392
KOMIPO Vanphong Power Service LLC		15,940	3,333	20,233	9,871
Energy Innovation Fund I		35,310	445	—	(961)
KHNP Chile SpA		5,547	4,147	—	(16)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,566	1,507	254	(82)
Yeong Yang Corporation Co., Ltd.		1,559	1,497	251	(91)
SolarVader Co., Ltd.		1,568	1,500	256	(78)
Yeong Yang Innovation Co., Ltd.		1,557	1,497	244	(91)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,552	1,498	243	(93)
Yeong Yang Solar Management Co., Ltd.		1,573	1,500	262	(75)
LSG Hydro Power Limited		1,144	1,159	—	(18)
KOEN Bio Co., Ltd.		261	219	639	(150)
KOMIPO Iberian Solar Group, S.L.U.		78,094	65,012	—	(1,304)
Jeongam Wind Power Co., Ltd.		81,800	68,317	10,722	892
KOWEPO Europe B.V.		42,865	2,422	—	1,668
Yeongdeok Sunrise Wind Power Co., Ltd.		42,187	22,031	—	(328)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		3,937	418	—	442
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)		48,770	44,647	3,447	(354)
EWP Australia Pty., Ltd.		51,105	—	—	15,203
Columboola Solar Farm Hold Co Pty., Ltd.		310,271	214,792	2,228	2,884
Digital Innovation Growth Fund		12,594	100	—	(363)
J Wind First, LLC		33,611	33,611	450	—
KEPCO Holding Company		3,273	17	—	(18)
KEPCO for Power Company		57,501	58,441	—	(960)
KEPCO for Maintenance Company		—	—	—	—
KOSPO Trumbull LLC		37	3	—	—
Changjuk Wind Power Co., Ltd.		29,208	3,137	9,027	3,503

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,761,908	9,912,907	5,353,915	60,737
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc. (*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc. (*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)
Mira Power Limited		424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
PT. KOWEPO Sumsel Operation And Maintenance Services	~~W~~	116	259	—	—
Hee Mang Sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust (*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		268,100	236,901	54,188	8,738
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)
KOMIPO Europe B.V.		70,431	97	402	(503)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the year
Haenanum Energy Fund	~~W~~	7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries as of December 31, 2022 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Group.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

(5)	As of December 31, 2022, the Group has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Group eliminations as of and for the years ended December 31, 2022 and 2021 are as follows:

In millions of won
2022
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

In millions of won
2021
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	~~W~~	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,838,233	4,940,873
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,602,564	3,445,627
Book value of non-controlling interests		108,052	543,458	174,163	720,761	1,546,434
Sales		60,532	1,375,668	433,127	1,286,002	3,155,329
Profit for the year		12,981	98,132	16,452	128,264	255,829
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	28,914	88,941
Cash flows from operating activities		116,440	133,160	(16,270)	303,577	536,907
Cash flows from investing activities		2,216	(39,444)	19,061	(309,447)	(327,614)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i) Details of goodwill as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Acquisition cost	~~W~~	100,093	105,647
Less: Accumulated impairment		—	—

Carrying book value	~~W~~	100,093	105,647

(ii) Changes in goodwill for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning		Increase	Decrease	Others	Ending
Acquisition cost	~~W~~	105,647	—		(5,554)	100,093
Less: Accumulated impairment		—	—	—		—

Carrying book value	~~W~~	105,647	—		(5,554)	100,093

In millions of won	2021
	Beginning		Increase	Decrease	Others	Ending
Acquisition cost	~~W~~	98,166	7,481	—		105,647
Less: Accumulated impairment		—	—	—		—

Carrying book value	~~W~~	98,166	7,481	—		105,647

(8)	Disposals of subsidiaries

The Group has completed the liquidation process of EWPRC Biomass Holdings, LLC, KEPCO Alamosa LLC, and KEPCO Mangilao America LLC, and has disposed of shares of KEPCO Solar of Alamosa LLC during the year ended December 31, 2022. The Group had completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and Korea Imouraren Uranium Investment Corp. and had disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	2,085,296
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	31,078
YTN Co., Ltd. (*1)	Broadcasting	KOREA	21.43%		59,000	55,027
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	12,158
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	KOREA	29.00%		88,885	119,791
Korea Power Exchange (*3)	Management of power market and others	KOREA	100.00%		127,839	275,126
Taebaek Wind Power Co., Ltd. (*29)	Power generation	KOREA	60.00%		11,494	14,501
Taebaek Guinemi Wind Power Co., Ltd. (*29)	Power generation	KOREA	67.25%		12,637	13,049
Daeryun Power Co., Ltd. (*2)	Power generation	KOREA	6.85%		40,854	26,727
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,883
SPC Power Corporation (*30)	Power generation	PHILIPPINES	38.00%		20,635	70,868
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	578,821
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	135,114
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	37,743
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	684,719
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	141,128
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	115,584
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	3,597
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	KOREA	29.00%		262,740	288,893
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	—
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	278
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	KOREA	33.61%		148,105	89,300
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	1,555
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	260,145
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,849
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	4,395
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Hansuwon KNP Co., Ltd.	Electric material agency	KOREA	28.98%		537	280
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	KOREA	98.09%		23,113	28,842
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	KOREA	9.90%		297	1,184
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	486
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	NEPAL	69.06%		70,228	69,940
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		26,800	25,044
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,403
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	7,631
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	KOREA	9.63%		533	156
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	1,571
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	93
ITR Co., Ltd.	R & D	KOREA	20.00%		50	—
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	366
Namjeongsusang Solar Power Operation Co., Ltd. (*9)	Power generation	KOREA	15.00%		969	373

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC	Power generation	USA	50.00%	~~W~~	263,825	302,038
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		6,910	6,932
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	919
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	5,133
Go deok Clean Energy Co., Ltd.	Fuel cell generation	KOREA	40.00%		5,560	4,420
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	177
SEP Co., Ltd.	R & D	KOREA	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	KOREA	16.49%		38	220
Tronix Co., Ltd. (*13)	R & D	KOREA	12.50%		75	66
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	36
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	13,010
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	49.25%		7,880	8,951
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	872
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	KOREA	42.58%		706	859
Muan Solar park Co., Ltd.	Power generation	KOREA	20.00%		4,400	7,838
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	586
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	KOREA	20.00%		5,651	8,662
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	4,485
G.GURU Co., Ltd.	R & D	KOREA	24.65%		493	300
UD4M Co., Ltd. (*10)	R & D	KOREA	12.50%		75	161
Dongbu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		190	352
Seobu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		195	316
Korea Energy Data Co., Ltd.	R & D	KOREA	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	KOREA	41.00%		5,695	4,277
KOSTURE Co., Ltd. (*2)	Coal recycling business	KOREA	0.82%		1	1
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	34.00%		12,570	20,040
Chuncheon Green Energy Co., Ltd.	Power generation	KOREA	45.00%		9,540	9,155
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	KOREA	3.81%		95	62
Yeongyang Wind Power Corporation II	Power generation	KOREA	30.00%		7,965	7,461
Haeparang Energy Co., Ltd.	Power generation	KOREA	25.00%		2,241	2,188
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	KOREA	63.33%		13,788	23,199
Boulder Solar III, LLC	Power generation	USA	30.00%		715	744
PlatformN. Co., Ltd.	R & D	KOREA	29.58%		105	84
PT. Cirebon Energi Prasarana (*9)	Power generation	INDONESIA	10.00%		26,710	69,035
Green Radiation Co., Ltd. (*13)	R & D	KOREA	10.00%		20	11
Future Convergence Technology Laboratory. Co., Ltd.	R & D	KOREA	20.12%		76	50
SC E&G. Co,. Ltd.	R & D	KOREA	20.00%		90	214
Wang San Engineering. Co,. Ltd.	R & D	KOREA	20.00%		81	166
ACE	R & D	KOREA	20.00%		20	20
Environment and Energy Co., Ltd. (*13)	R & D	KOREA	10.54%		11	10
Santiago Solar Power SpA	Power generation	CHILE	50.00%		13,851	13,373
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	KOREA	29.00%		904	903

					3,089,683	5,844,464

<Joint ventures>
KEPCO-Uhde Inc. (*14)	Power generation	KOREA	52.80%		11,355	17
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	66,452
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	CAYMAN	55.00%		30	1,631
Waterbury Lake Uranium L.P. (*15)	Resources development	CANADA	32.59%		26,602	21,750
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		9,846	14,555
RES Technology AD	Power generation	BULGARIA	50.00%		11,922	15,133
KV Holdings, Inc. (*30)	Power generation	PHILIPPINES	40.00%		2,103	9,659
KEPCO SPC Power Corporation (*14, 30)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	179,594

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%	~~W~~	16,621	6,024
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	44,398
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	214,607
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,113
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	331,407
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	17,090
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	6,719
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	698
Expressway Solar-light Power Generation Co., Ltd. (*17)	Power generation	KOREA	50.00%		1,856	4,754
Amman Asia Electric Power Company (*14)	Power generation	JORDAN	60.00%		111,476	220,254
KAPES, Inc. (*14)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,819
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,543
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	32,044
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	KOREA	15.00%		3,000	3,151
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		175,261	408,839
Kelar S.A. (*14)	Power generation	CHILE	65.00%		78,060	117,137
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		57,039	92,907
Incheon New Power Co., Ltd. (*18)	Power generation	KOREA	29.00%		461	198
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	17,336
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	13,923
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	315
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	345
Daegu Green Power Co., Ltd. (*20)	Power generation	KOREA	29.00%		46,225	29,360
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	20,713
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	181
Chester Solar V SpA	Power generation	CHILE	45.00%		525	156
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	540
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,430	46,437
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	19,218
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,370
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,172
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	3,350
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,599
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,333
Laurel SpA	Power generation	CHILE	45.00%		1,222	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	AUSTRALIA	12.37%		4,095	3,651
Chile Solar JV SpA	Power generation	CHILE	50.00%		12,674	9,819
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	KOREA	29.01%		3,200	4,263
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,314
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	56,902
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	KOREA	81.01%		26,400	23,551
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	KOREA	29.00%		2,900	3,470
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	KOREA	29.00%		2,494	2,236
DE Energia SpA	Power generation	CHILE	49.00%		8,364	9,536
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	26,859
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,367
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		12,000	10,864
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	MEXICO	14.95%		5,068	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	MEXICO	14.95%		3,678	4,899
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	MEXICO	14.95%		1,678	1,657
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		18,566	17,171
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	39.00%		7,020	16,233
Yeongam Solar Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		6,460	9,879
Samsu Wind Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		2,637	3,205

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%	~~W~~	23,833	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		20,061	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	KOREA	90.00%		15,012	15,587
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,574	137,047
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	10,758
Naepo Green Energy Co., Ltd.	Power generation	KOREA	29.20%		29,200	—
Dayone Energy Co., Ltd. (*23)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		115,949	172,218
KAS Investment I LLC (*15)	Holding company	USA	29.89%		23,437	18,247
KAS Investment II LLC (*15)	Holding company	USA	29.89%		23,343	18,173
Energyco Co., Ltd.	Power generation	KOREA	29.00%		1,659	2,190
CAES, LLC	Holding company	USA	36.00%		19,414	20,805
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	KOREA	49.00%		7,512	8,471
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	1,168
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	MALAYSIA	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	CHILE	60.00%		1,397	913
Omisan Wind Power Co., Ltd.	Power generation	KOREA	42.00%		10,752	10,411
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	SPAIN	75.00%		11,465	10,565
Yeongwol Eco Wind Co., Ltd.	Power generation	KOREA	29.00%		3,089	3,155
Gurae Resident Power Co., Ltd.	Power generation	KOREA	29.00%		386	391
Cheongju Eco Park Co., Ltd.	Power generation	KOREA	29.00%		5,858	10,490
Enel X Midland Photovoltaic, LLC	Power generation	KOREA	20.00%		1,695	1,856
Geumsungsan Wind Power Co., Ltd.	Power generation	KOREA	29.00%		6,531	3,493
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	PHILIPPINES	40.00%		93	177
Prime Swedish Holding AB	Holding company	SWEDEN	45.00%		35,410	36,245
Goheung New Energy Co., Ltd.	Power generation	KOREA	46.15%		12,959	11,832
Gunsan Land Solar Co., Ltd. (*24)	Power generation	KOREA	75.29%		19,091	27,544
CapMan Lynx SCA, SICAR	Holding company	LUXEMBOURG	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
Pyeongchang Wind Power Co., Ltd. (*28)	Power generation	KOREA	58.00%		9,329	14,464
Eumseong Eco Park Co., Ltd.	Power generation	KOREA	29.00%		5,741	5,557
Songsan Green Energy Co., Ltd. (*15)	Fuel cell generation	KOREA	25.00%		1,400	1,387
Changwon Nu-ri Energy Co., Ltd. (*15)	Fuel cell generation	KOREA	33.33%		500	497
Hasami Wind Farm Corporation	Power generation	KOREA	29.00%		1,596	1,589
PungBack Wind Farm Corporation (*26)	Power generation	KOREA	32.89%		7,885	6,743
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		—	246
S-Power Chile SpA	Power generation	CHILE	50.00%		127	127
Seungmun Green Energy	Power generation	KOREA	33.00%		8,973	9,054
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	KOREA	80.00%		3,020	3,066

					2,332,579	3,147,584

				~~W~~	5,422,262	8,992,048

(*1)

The group is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the group hasn’t started the active selling procedures as of December 31, 2022.

(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.
(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group excercises significant influence over the decisions related to finance and operation.

(*10)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group excercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase, and the effective percentage of ownership is less than 20%. However, the Group excercises significant influence over all decisions related to finance and operation.

(*12)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2022. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group excercises significant influence over the entity.
(*14)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other share holders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*17)	The effective percentage of ownership increased due to the disproportionate capital reduction of financial investors during the year ended December 31, 2022.
(*18)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*19)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*20)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*21)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*22)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*23)

According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

(*25)

Due to the changes in the agreement, the Group lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(*26)	The effective percentage of ownership is 37%, considering potential common stock.
(*27)

The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*28)

After addtional acquisition of the shares, the effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*29)

After addtional acquisition of the shares, the effective percentage of ownership is more than 50%. However, the Group does not hold control over relevant business while it exercises significant influence by participating in the board of directors by the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*30)	The group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, KV Holdings, Inc. and time or proceeds of sales are not specified as of December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	KOREA	20.47%	~~W~~	94,500	1,815,513
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	24,617
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	51,828
Gangwon Wind Power Co., Ltd. (*2)	Power generation	KOREA	15.00%		5,725	10,554
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	KOREA	29.00%		88,885	121,955
Korea Power Exchange (*3)	Management of power market and others	KOREA	100.00%		127,839	269,728
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	6,800
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,357
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,411
Daeryun Power Co., Ltd. (*2)	Power generation	KOREA	9.34%		40,854	25,426
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,355
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,278
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	65,046
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	595,218
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	121,969
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	35,077
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	661,289
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	122,786
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	92,441
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	2,569
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	3,808
Goseong Green Power Co., Ltd.	Power generation	KOREA	29.00%		262,740	260,858
Gangneung Eco Power Co., Ltd. (*2)	Power generation	KOREA	1.61%		2,900	2,288
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	223
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	KOREA	33.61%		148,105	74,198
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	1,704
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	243,772
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,342
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	5,032
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service (*2)	Electric vehicle charge service	KOREA	17.50%		2,800	1,250
Hansuwon KNP Co., Ltd.	Electric material agency	KOREA	28.98%		537	219
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	KOREA	98.09%		48,410	47,983
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	KOREA	9.90%		297	1,066
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	716
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	NEPAL	69.06%		70,228	66,333
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		26,800	25,466
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,229
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	KOREA	19.00%		3,610	5,572
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	KOREA	9.63%		533	233
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	1,713
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	123
ITR Co., Ltd.	R & D	KOREA	20.00%		50	32
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	306
Namjeongsusang Solar Power Operation Co., Ltd. (*9)	Power generation	KOREA	15.00%		969	361

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Indeck Niles Development, LLC (*10)	Power generation	USA	56.25%	~~W~~	268,113	246,273
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,112	7,138
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	1,035
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	309
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	4,806
Go deok Clean Energy Co., Ltd.	Fuel cell generation	KOREA	40.00%		5,560	4,302
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	128
SEP Co., Ltd.	R & D	KOREA	21.26%		27	7
Hankook Electric Power Information Co., Ltd.	R & D	KOREA	25.25%		38	161
Tronix Co., Ltd.	R & D	KOREA	20.00%		75	109
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	35
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	10,238
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	29.00%		4,640	4,356
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	911
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	KOREA	42.58%		706	721
Muan Solar park Co., Ltd.	Power generation	KOREA	20.00%		4,400	6,083
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	565
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	KOREA	20.00%		5,651	6,784
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	3,877
G.GURU Co., Ltd.	R & D	KOREA	24.65%		493	403
UD4M Co., Ltd. (*2)	R & D	KOREA	12.50%		75	144
Dongbu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		190	265
Seobu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		195	289
Korea Energy Data Co., Ltd.	R & D	KOREA	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd. (*7)	Power generation	KOREA	65.00%		1,950	1,878
KOSTURE Co., Ltd. (*2)	Coal recycling business	KOREA	0.26%		—	—
Digital Innovation Growth Fund (*7)	Holding company	KOREA	76.92%		10,000	9,890
Taebaek Gadeoksan Wind Power Co., Ltd. (*18)	Power generation	KOREA	39.65%		12,570	16,495
Chuncheon Green Energy Co., Ltd. (*7)	Power generation	KOREA	68.00%		3,400	3,372
Yeomsubong Wind Power Co., Ltd.	Power generation	KOREA	48.72%		95	95
Yeongyang Wind Power Corporation II	Power generation	KOREA	30.00%		7,965	7,965
Haeparang Energy Co., Ltd.	Power generation	KOREA	25.00%		2,241	2,241
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	KOREA	69.55%		6,000	6,000

					3,059,835	5,232,373

<Joint ventures>
KEPCO-Uhde Inc. (*11)	Power generation	KOREA	52.80%		11,355	58
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	37,069
Shuweihat Asia Operation & Maintenance Company (*11)	Maintenance of utility plant	CAYMAN	55.00%		30	1,380
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.10%		26,602	21,590
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	18,692
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,703
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,527
KEPCO SPC Power Corporation (*11)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	198,979
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	6,635
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	44,217
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	143,678
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	4,071
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	294,649
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	15,734
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,841

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
Global Trade Of Power System Co., Ltd. (*12)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%	~~W~~	290	597
Expressway Solar-light Power Generation Co., Ltd. (*12)	Power generation	KOREA	29.00%		1,856	3,084
Amman Asia Electric Power Company (*11)	Power generation	JORDAN	60.00%		111,476	178,679
KAPES, Inc. (*11)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,041
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,415
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	25,896
Yeonggwangbaeksu Wind Power Co., Ltd. (*12)	Power generation	KOREA	15.00%		3,000	2,728
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A. (*11)	Power generation	CHILE	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	46,546
Incheon New Power Co., Ltd. (*13)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	13,842
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	5,154
Barakah One Company (*14)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*14)	Operation of utility plant	UAE	18.00%		296	294
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	368
Daegu Green Power Co., Ltd. (*15)	Power generation	KOREA	29.00%		46,225	24,054
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,646
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	—
Chester Solar V SpA	Power generation	CHILE	45.00%		525	25
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	362
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,430	37,360
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	21,244
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	1,883
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,998
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,120
Laurel SpA	Power generation	CHILE	45.00%		1,222	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*12)	Power generation	AUSTRALIA	12.37%		4,095	3,625
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	4,106
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,120
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	58,231
Saemangeum Solar Power Co., Ltd. (*16)	Power generation	KOREA	81.01%		26,400	23,939
Chungsongmeon BongSan wind power Co., Ltd. (*12)	Power generation	KOREA	29.00%		2,900	3,808
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	KOREA	29.00%		2,494	1,958
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,921
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	26,109
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,081
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		12,000	11,191
HORUS SOLAR, S.A. DE C.V. (*17)	Renewable power generation	MEXICO	14.95%		5,068	5,842
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*17)	Renewable power generation	MEXICO	14.95%		3,678	4,536
SUNMEX RENOVABLES, S.A. DE C.V. (*17)	Renewable power generation	MEXICO	14.95%		1,678	1,610
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		17,615	17,627
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	38.90%		7,020	9,891
Yeongam Solar Power Co., Ltd. (*12)	Power generation	KOREA	19.00%		6,460	6,838
Samsu Wind Power Co., Ltd. (*12)	Power generation	KOREA	19.00%		2,637	2,828
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%		23,833	22,099
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	KOREA	49.00%		5,245	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		19,983	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*11)	Holding company	KOREA	90.00%		15,699	16,288

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Joint ventures>
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%	~~W~~	59,535	81,595
Cheongna Energy Co., Ltd. (*16)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	11,198
Naepo Green Energy Co., Ltd.	Power generation	KOREA	29.20%		29,200	—
Dayone Energy Co., Ltd. (*19)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		76,916	79,700
KAS Investment I LLC	Holding company	USA	29.89%		23,437	15,273
KAS Investment II LLC	Holding company	USA	29.89%		23,343	15,213
Energyco Co., Ltd.	Power generation	KOREA	29.00%		1,659	1,535
CAES, LLC	Holding company	USA	36.00%		19,414	18,435
Hapcheon Floating Photovoltaic Power Plant Inc. (*12)	Power generation	KOREA	49.00%		7,512	6,971
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	612
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*20)	Power generation	MALAYSIA	60.00%		—	—
Guadalupe Solar SpA (*20)	Power generation	CHILE	60.00%		1,397	659
Omisan Wind Power Co., Ltd.	Power generation	KOREA	42.00%		10,752	10,633
Foresight Iberian Solar Group Holding, S.L. (*20)	Power generation	SPAIN	75.00%		9,697	9,743
Yeongwol Eco Wind Co., Ltd.	Power generation	KOREA	29.00%		3,089	3,196
Gurae Resident Power Co., Ltd.	Power generation	KOREA	29.00%		386	395
Cheongju Eco Park Co., Ltd.	Power generation	KOREA	29.00%		5,858	5,465
Enel X Midland Photovoltaic, LLC	Power generation	KOREA	20.00%		1,695	1,688
Geumsungsan Wind Power Co., Ltd.	Power generation	KOREA	29.00%		6,531	6,053
KEPCO KPS CARABAO Corp.	Utility plant maintenance	PHILIPPINES	40.00%		93	386
Prime Swedish Holding AB	Holding company	SWEDEN	45.00%		14,514	15,441
Goheung New Energy Co., Ltd.	Power generation	KOREA	46.15%		12,959	11,708
Gunsan Land Solar Co., Ltd. (*20)	Power generation	KOREA	75.29%		19,091	19,317
CapMan Lynx SCA, SICAR	Holding company	LUXEMBOURG	50.00%		9,601	9,976
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
					2,069,491	2,239,011

				~~W~~	5,129,326	7,471,384

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.
(*2)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.
(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2021 are as follows, continued:

(*9)

The effective percentage of ownership is less than 20%. However, the Group considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors of Namjeongsusang Solar Power Operation Co., Ltd. Accordingly, the entity is classified as an associate.

(*10)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(*11)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*12)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(*13)

The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*14)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*15)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*16)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(*17)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*18)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from a joint venture to an associate, due to the changes in voting rights.
(*19)

According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*20)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2022 and 2021 are as follows:

In millions of won
Investees	2022		2021
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	80,454	115,339
Korea Gas Corporation		684,180	738,990
YTN Co., Ltd.		50,220	26,550
SPC Power Corporation		134,814	203,589
PT. Bayan Resources TBK		1,132,601	1,495,801

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,815,513	—	—	(51,559)	305,638	7,746	7,958	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		24,617	—	—	(1,872)	3,807	—	4,526	31,078
YTN Co., Ltd.		51,828	—	—	(450)	1,565	(34)	2,118	55,027
Gangwon Wind Power Co., Ltd.		10,554	—	—	(1,420)	3,024	—	—	12,158
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,770	1,345	(1,271)	119,791
Korea Power Exchange		269,728	—	—	—	772	—	4,626	275,126
Taebaek Wind Power Co., Ltd.		6,800	7,684	—	(825)	842	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		3,357	9,217	—	—	475	—	—	13,049
Pyeongchang Wind Power Co., Ltd.		5,411	5,454	—	(100)	3,695	—	(14,460)	—
Daeryun Power Co., Ltd.		25,426	—	—	—	429	1	871	26,727
Changjuk Wind Power Co., Ltd.		8,355	11,862	—	(1,350)	817	—	(19,684)	—
KNH Solar Co., Ltd.		2,278	—	—	—	606	(1)	—	2,883
SPC Power Corporation		65,046	—	—	(2,694)	1,188	7,330	(2)	70,868
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(233)	(16,164)	—	578,821
PT. Cirebon Electric Power		121,969	—	—	(10,659)	14,776	704	8,324	135,114
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(11)	(787)	798	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(10)	(724)	734	—
PT Wampu Electric Power		35,077	—	—	(5,551)	5,848	54	2,315	37,743
PT. Bayan Resources TBK		661,289	—	—	(515,139)	531,528	7,041	—	684,719
S-Power Co., Ltd.		122,786	—	—	—	18,342	—	—	141,128
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	15,582	7,561	—	115,584
PT. Mutiara Jawa		2,569	—	—	—	1,197	(169)	—	3,597
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		3,808	—	—	—	(3,824)	—	16	—
Goseong Green Power Co., Ltd.		260,858	—	—	—	27,992	—	43	288,893
Gangneung Eco Power Co., Ltd.		2,288	—	—	—	(2,288)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	40,713	—	36	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		223	—	—	—	55	—	—	278
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	15,086	—	16	89,300
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,704	—	—	—	(149)	—	—	1,555
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	15,717	—	656	260,145
Daegu Photovoltaic Co., Ltd.		2,342	—	—	(268)	775	—	—	2,849
Busan Green Energy Co., Ltd.		5,032	—	—	—	(667)	—	30	4,395
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,250	—	(1,293)	—	43	—	—	—
Hansuwon KNP Co., Ltd.		219	—	—	—	61	—	—	280
Korea Electric Power Corporation Fund		47,983	—	(25,297)	—	7,966	(1,810)	—	28,842
Energy Infra Asset Management Co., Ltd.		1,066	—	—	—	118	—	—	1,184
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		716	—	—	—	(230)	—	—	486
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(923)	4,530	—	69,940
Gwangyang Green Energy Co., Ltd.		25,466	—	—	—	(422)	—	—	25,044
PND solar Co., Ltd.		1,229	—	—	—	174	—	—	1,403
Hyundai Eco Energy Co., Ltd.		5,572	—	—	—	2,058	1	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		233	—	—	—	143	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		1,713	—	—	—	(142)	—	—	1,571
Korea Energy Solutions Co., Ltd.		123	—	—	—	(30)	—	—	93
ITR Co., Ltd.		32	—	—	—	(32)	—	—	—
Structure test network Co., Ltd.		306	—	—	—	60	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		361	—	—	—	12	—	—	373
Indeck Niles Development, LLC		246,273	—	(4,289)	—	21,975	21,840	16,239	302,038
Indeck Niles Asset Management, LLC		111	—	—	(497)	472	—	8	94

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	7,138	—	(202)	(392)	389	(1)	—	6,932
Suwon New Power Co., Ltd.		1,035	—	—	—	(116)	—	—	919
KPGE Inc.		309	—	(317)	—	8	—	—	—
Gwangbaek Solar Power Investment Co., Ltd.		4,806	—	—	—	327	—	—	5,133
Go deok Clean Energy Co., Ltd.		4,302	—	—	—	118	—	—	4,420
SureDataLab Co., Ltd.		128	—	—	—	49	—	—	177
SEP Co., Ltd.		7	—	—	—	(7)	—	—	—
Hankook Electric Power Information Co., Ltd.		161	—	—	—	121	—	(62)	220
Tronix Co., Ltd.		109	—	—	—	(37)	—	(6)	66
O2&B Global Co., Ltd.		35	—	—	—	1	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		1,268	—	—	—	1,294	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Goesan Solar Park Co., Ltd.		1,927	—	—	—	664	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		10,238	—	—	—	2,772	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		4,356	3,240	—	—	1,355	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		911	—	—	—	(39)	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		721	—	—	—	138	—	—	859
Muan Solar park Co., Ltd.		6,083	—	—	(600)	2,377	(22)	—	7,838
YuDang Solar Co., Ltd.		565	—	—	(160)	181	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		6,784	—	—	—	1,878	—	—	8,662
Daewon Green Energy Co., Ltd.		3,877	—	—	—	608	—	—	4,485
G.GURU Co., Ltd.		403	—	—	—	(103)	—	—	300
UD4M Co., Ltd.		144	—	—	—	17	—	—	161
Dongbu Highway Solar Co., Ltd.		265	—	—	—	87	—	—	352
Seobu Highway Solar Co., Ltd.		289	—	—	—	27	—	—	316
Korea Energy Data Co., Ltd.		62	—	—	—	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		1,878	3,745	—	—	(1,310)	(36)	—	4,277
KOSTURE Co., Ltd.		—	1	—	—	—	—	—	1
Digital Innovation Growth Fund		9,890	—	—	—	(204)	—	(9,686)	—
Taebaek Gadeoksan Wind Power Co., Ltd.		16,495	—	—	(1,784)	5,644	—	(315)	20,040
Chuncheon Green Energy Co., Ltd.		3,372	6,140	—	—	(357)	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		95	—	—	—	(40)	—	7	62
Yeongyang Wind Power Corporation II		7,965	—	—	—	(504)	—	—	7,461
Haeparang Energy Co., Ltd.		2,241	—	—	—	(53)	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		6,000	7,788	—	—	4,855	—	4,556	23,199
Boulder Solar III, LLC		—	715	—	—	—	—	29	744
PlatformN. Co., Ltd.		—	105	—	—	(21)	—	—	84
PT. Cirebon Energi Prasarana		—	24,052	—	—	35,315	6,963	2,705	69,035
Green Radiation Co., Ltd.		—	—	—	—	(9)	—	20	11
Future Convergence Technology Laboratory. Co., Ltd.		—	76	—	—	(26)	—	—	50
SC E&G. Co,. Ltd.		—	90	—	—	124	—	—	214
Wang San Engineering. Co,. Ltd.		—	81	—	—	85	—	—	166
ACE		—	20	—	—	—	—	—	20
Environment and Energy Co., Ltd.		—	11	—	—	(1)	—	—	10
Santiago Solar Power SpA		—	13,853	—	—	(379)	(100)	(1)	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		—	903	—	—	—	—	—	903

		5,232,373	95,037	(31,398)	(599,328)	1,091,588	45,268	10,924	5,844,464

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	58	—	—	—	(43)	—	2	17
Shuweihat Asia Power Investment B.V.		37,069	—	—	(3,545)	(1,303)	34,231	—	66,452
Shuweihat Asia Operation & Maintenance Company		1,380	—	—	(995)	1,154	92	—	1,631
Waterbury Lake Uranium L.P.		21,590	—	—	—	1	159	—	21,750
ASM-BG Investicii AD		18,692	—	(6,255)	(2,395)	2,979	1,534	—	14,555
RES Technology AD		16,703	—	(3,673)	(333)	1,427	1,009	—	15,133
KV Holdings, Inc.		2,527	—	—	(394)	7,747	(221)	—	9,659
KEPCO SPC Power Corporation		198,979	—	—	(34,280)	27,591	(12,696)	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		6,635	—	—	—	(464)	(147)	—	6,024
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	(8,732)	2,849	(6,722)	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,694)	3,936	(1,061)	—	44,398
Rabigh Electricity Company		143,678	—	—	(11,447)	31,523	50,853	—	214,607
Rabigh Operation & Maintenance Company Limited		4,071	—	—	(2,735)	3,866	(89)	—	5,113
Jamaica Public Service Company Limited		294,649	—	—	(7,752)	28,541	19,494	(3,525)	331,407
KW Nuclear Components Co., Ltd.		15,734	—	—	(833)	2,189	—	—	17,090
Busan Shinho Solar Power Co., Ltd.		5,841	—	—	(478)	1,356	—	—	6,719
Global Trade Of Power System Co., Ltd.		597	—	—	—	101	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		3,084	—	—	—	1,670	—	—	4,754
Amman Asia Electric Power Company		178,679	—	—	(19,350)	23,442	37,483	—	220,254
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		4,041	—	—	(174)	952	—	—	4,819
Korea Power Engineering Service Co., Ltd.		5,415	—	—	(86)	145	—	69	5,543
Chun-cheon Energy Co., Ltd.		25,896	—	—	—	6,148	—	—	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		2,728	—	—	—	423	—	—	3,151
Nghi Son 2 Power LLC		—	172,480	—	—	51,218	185,141	—	408,839
Kelar S.A.		86,695	—	—	—	3,695	21,241	5,506	117,137
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,104)	4,645	18,323	(650)	92,907
Incheon New Power Co., Ltd.		—	—	—	—	198	—	—	198
Seokmun Energy Co., Ltd.		13,842	—	—	—	3,494	—	—	17,336
Daehan Wind Power PSC		5,154	—	—	—	2,446	6,323	—	13,923
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		294	—	—	—	1	20	—	315
MOMENTUM		368	—	—	(369)	345	1	—	345
Daegu Green Power Co., Ltd.		24,054	—	—	—	5,079	—	227	29,360
Yeonggwang Wind Power Co., Ltd.		17,646	—	—	—	3,067	—	—	20,713
Chester Solar IV SpA		—	—	—	—	202	(17)	(4)	181
Chester Solar V SpA		25	—	—	—	129	3	(1)	156
Diego de Almagro Solar SpA		362	—	—	—	154	2	22	540
South Jamaica Power Company Limited		37,360	—	—	—	6,625	2,452	—	46,437
Daesan Green Energy Co., Ltd.		21,244	—	—	—	(2,030)	—	4	19,218
RE Holiday Holdings LLC		73,167	—	—	(2,288)	2,526	11,965	—	85,370
RE Pioneer Holdings LLC		47,015	—	—	(1,337)	(275)	9,769	—	55,172
RE Barren Ridge 1 Holdings LLC		1,883	—	—	(1,625)	(2,886)	5,978	—	3,350
RE Astoria 2 LandCo LLC		5,998	—	—	(388)	571	418	—	6,599
RE Barren Ridge LandCo LLC		2,120	—	—	(160)	225	148	—	2,333
Laurel SpA		290	—	—	—	245	3	16	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,625	—	—	—	26	—	—	3,651
Chile Solar JV SpA		32,457	—	(24,894)	—	159	2,097	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		4,106	—	—	(672)	832	—	(3)	4,263
Chester Solar I SpA		1,120	—	—	—	120	(1)	75	1,314
Solar Philippines Calatagan Corporation		58,231	—	—	(1,710)	6,081	(5,700)	—	56,902
Saemangeum Solar Power Co., Ltd.		23,939	—	—	—	(388)	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		3,808	—	—	—	(338)	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		1,958	—	—	—	278	—	—	2,236
DE Energia SpA		8,921	—	—	—	—	615	—	9,536

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Dangjin Eco Power Co., Ltd.	~~W~~	26,109	—	—	—	233	513	4	26,859
Haemodum Solar Co., Ltd.		3,081	—	—	—	286	—	—	3,367
Yangyang Wind Power Co., Ltd.		11,191	—	—	—	(327)	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		5,842	—	—	—	841	293	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,536	—	—	—	68	295	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		1,610	—	—	—	(151)	198	—	1,657
Stavro Holding II A.B.		17,627	952	—	—	157	(1,687)	122	17,171
Solaseado Solar Power Co., Ltd.		9,891	—	—	—	6,342	—	—	16,233
Yeongam Solar Power Co., Ltd.		6,838	—	—	—	3,041	—	—	9,879
Samsu Wind Power Co., Ltd.		2,828	—	—	—	377	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		22,099	—	—	—	1,681	3,034	—	26,814
Sam-Yang Photovoltaic Power Co., Ltd.		4,993	—	—	—	(123)	—	(4,870)	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,456	485	(406)	(1,415)	1,603	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,288	—	(687)	—	(14)	—	—	15,587
PT Barito Wahana Tenaga		81,595	39	—	—	13,352	42,061	—	137,047
Cheongna Energy Co., Ltd.		11,198	—	—	—	(440)	—	—	10,758
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		79,700	39,033	—	—	(18,294)	71,779	—	172,218
KAS Investment I LLC		15,273	—	—	—	2,426	548	—	18,247
KAS Investment II LLC		15,213	—	—	—	2,082	878	—	18,173
Energyco Co., Ltd.		1,535	—	—	—	655	—	—	2,190
CAES, LLC		18,435	—	—	(217)	(198)	1,756	1,029	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		6,971	—	—	—	1,500	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		612	—	—	—	556	—	—	1,168
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		659	—	—	—	221	33	—	913
Omisan Wind Power Co., Ltd.		10,633	—	—	—	(222)	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		9,743	1,781	—	—	(1,016)	3	54	10,565
Yeongwol Eco Wind Co., Ltd.		3,196	—	—	—	(41)	—	—	3,155
Gurae Resident Power Co., Ltd.		395	—	—	—	(4)	—	—	391
Cheongju Eco Park Co., Ltd.		5,465	—	—	—	5,025	—	—	10,490
Enel X Midland Photovoltaic, LLC		1,688	—	—	—	168	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		6,053	—	—	—	(2,560)	—	—	3,493
KEPCO KPS CARABAO Corp.		386	—	—	(104)	(105)	—	—	177
Prime Swedish Holding AB		15,441	20,896	—	—	(261)	—	169	36,245
Goheung New Energy Co., Ltd.		11,708	—	—	—	124	—	—	11,832
Gunsan Land Solar Co., Ltd.		19,317	—	—	—	8,220	7	—	27,544
CapMan Lynx SCA, SICAR		9,976	—	—	—	(10,195)	5,173	(4,954)	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—
Pyeongchang Wind Power Co., Ltd.		—	—	—	—	—	—	14,464	14,464
Eumseong Eco Park Co., Ltd.		—	5,741	—	—	(184)	—	—	5,557
Songsan Green Energy Co., Ltd.		—	1,400	—	—	(13)	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		—	500	—	—	(3)	—	—	497
Hasami Wind Farm Corporation		—	1,596	—	—	(7)	—	—	1,589
PungBack Wind Farm Corporation		—	7,884	—	—	(1,141)	—	—	6,743
Trumbull Asset Management, LLC		—	—	—	—	252	(1)	(5)	246
S-Power Chile SpA		—	127	—	—	—	—	—	127
Seungmun Green Energy		—	8,973	—	—	120	(39)	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		—	(1)	—	—	—	—	3,067	3,066

		2,239,011	292,033	(35,915)	(112,612)	246,705	507,544	10,818	3,147,584

	~~W~~	7,471,384	387,070	(67,313)	(711,940)	1,338,293	552,812	21,742	8,992,048

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		25,630	—	—	(1,966)	378	—	575	24,617
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
Gangwon Wind Power Co., Ltd.		11,443	—	—	(1,703)	814	—	—	10,554
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Taebaek Wind Power Co., Ltd.		6,392	—	—	—	408	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		3,087	—	—	—	270	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		5,027	—	—	—	384	—	—	5,411
Daeryun Power Co., Ltd.		26,353	—	—	—	(927)	—	—	25,426
Changjuk Wind Power Co., Ltd.		7,867	—	—	(449)	937	—	—	8,355
KNH Solar Co., Ltd.		2,436	—	—	—	(158)	—	—	2,278
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(14)	(938)	952	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(15)	(862)	877	—
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		1,780	—	—	—	630	159	—	2,569
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		4,197	—	—	—	(389)	—	—	3,808
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Gangneung Eco Power Co., Ltd.		2,368	—	—	—	(80)	—	—	2,288
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		210	—	—	—	13	—	—	223
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,165	—	—	—	(461)	—	—	1,704
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
Daegu Photovoltaic Co., Ltd.		2,066	—	—	(206)	482	—	—	2,342
Busan Green Energy Co., Ltd.		8,778	—	—	—	(3,750)	—	4	5,032
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		576	—	—	—	(283)	—	957	1,250
Hansuwon KNP Co., Ltd.		200	—	—	—	19	—	—	219
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
Energy Infra Asset Management Co., Ltd.		938	—	—	—	128	—	—	1,066
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		454	—	—	—	262	—	—	716
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
Gwangyang Green Energy Co., Ltd.		926	24,800	—	—	(138)	(122)	—	25,466
PND solar Co., Ltd.		1,149	—	—	—	80	—	—	1,229
Hyundai Eco Energy Co., Ltd.		4,250	—	—	—	1,322	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		312	—	—	—	(79)	—	—	233
Green Energy Electricity Generation Co., Ltd.		25	—	—	—	1,688	—	—	1,713
Korea Energy Solutions Co., Ltd.		197	—	—	—	(74)	—	—	123
ITR Co., Ltd.		40	—	—	—	(8)	—	—	32
Structure test network Co., Ltd.		27	—	—	—	279	—	—	306
Namjeongsusang Solar Power Operation Co., Ltd.		103	—	—	—	258	—	—	361
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
Indeck Niles Asset Management, LLC		101	—	—	—	567	—	(557)	111

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	7,326	—	(188)	—	399	—	(399)	7,138
Suwon New Power Co., Ltd.		1,054	—	—	—	(5)	(14)	—	1,035
KPGE Inc.		287	—	—	—	22	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		4,682	—	—	—	124	—	—	4,806
Go deok Clean Energy Co., Ltd.		960	3,730	—	—	(333)	(55)	—	4,302
SureDataLab Co., Ltd.		85	—	—	—	43	—	—	128
SEP Co., Ltd.		14	—	—	—	(7)	—	—	7
Hankook Electric Power Information Co., Ltd.		139	—	—	—	22	—	—	161
Tronix Co., Ltd.		119	—	—	—	(10)	—	—	109
O2&B Global Co., Ltd.		22	—	—	—	13	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		1,096	—	—	—	172	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		159	45	(206)	—	(1)	—	3	—
Goesan Solar Park Co., Ltd.		1,684	—	—	—	249	(6)	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		11,022	—	—	—	(784)	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		29	4,611	—	—	(261)	(23)	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		1,578	—	—	—	(665)	(2)	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		230	476	—	—	15	—	—	721
Muan Solar park Co., Ltd.		4,180	220	—	—	1,683	—	—	6,083
YuDang Solar Co., Ltd.		360	—	—	—	205	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		5,510	141	—	—	1,133	—	—	6,784
Daewon Green Energy Co., Ltd.		3,910	—	—	—	(33)	—	—	3,877
G.GURU Co., Ltd.		—	493	—	—	(90)	—	—	403
UD4M Co., Ltd.		—	75	—	—	217	—	(148)	144
Dongbu Highway Solar Co., Ltd.		—	—	—	—	74	—	191	265
Seobu Highway Solar Co., Ltd.		—	—	—	—	94	—	195	289
Korea Energy Data Co., Ltd.		—	60	—	—	2	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		—	1,950	—	—	(72)	—	—	1,878
KOSTURE Co., Ltd.		—	—	—	—	—	—	—	—
Digital Innovation Growth Fund		—	10,000	—	—	(110)	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		—	—	—	—	2,532	—	13,963	16,495
Chuncheon Green Energy Co., Ltd.		—	3,400	—	—	(28)	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		—	95	—	—	—	—	—	95
Yeongyang Wind Power Corporation II		—	7,965	—	—	—	—	—	7,965
Haeparang Energy Co., Ltd.		—	2,241	—	—	—	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		—	6,000	—	—	—	—	—	6,000

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
KEPCO-Uhde Inc.	~~W~~	100	—	—	—	(42)	—	—	58
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
Shuweihat Asia Operation & Maintenance Company		1,057	—	—	(881)	1,101	103	—	1,380
Waterbury Lake Uranium L.P.		19,797	—	—	—	—	1,793	—	21,590
ASM-BG Investicii AD		18,200	—	—	(2,703)	2,700	495	—	18,692
RES Technology AD		15,930	—	—	(676)	1,116	333	—	16,703
KV Holdings, Inc.		2,405	—	—	(901)	962	61	—	2,527
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		6,530	—	—	—	(619)	724	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	(14,191)	9,342	20,958	—	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
Rabigh Operation & Maintenance Company Limited		3,813	—	—	(4,085)	3,489	854	—	4,071
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
KW Nuclear Components Co., Ltd.		11,171	—	—	(833)	5,396	—	—	15,734
Busan Shinho Solar Power Co., Ltd.		5,378	—	—	(352)	815	—	—	5,841
Global Trade Of Power System Co., Ltd.		546	—	—	—	51	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		2,896	—	—	—	188	—	—	3,084
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		3,887	—	—	—	154	—	—	4,041
Jeongam Wind Power Co., Ltd.		4,620	5,808	(10,741)	—	313	—	—	—
Korea Power Engineering Service Co., Ltd.		5,362	—	—	—	206	—	(153)	5,415
Chun-cheon Energy Co., Ltd.		27,518	—	—	—	(1,622)	—	—	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		3,124	—	—	—	(396)	—	—	2,728
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		14,814	—	—	—	(972)	—	—	13,842
Daehan Wind Power PSC		—	—	—	—	3,791	1,363	—	5,154
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		270	—	—	—	—	24	—	294
MOMENTUM		565	—	—	(569)	368	4	—	368
Daegu Green Power Co., Ltd.		23,045	—	—	—	982	—	27	24,054
Yeonggwang Wind Power Co., Ltd.		17,256	—	—	—	390	—	—	17,646
Chester Solar IV SpA		1,064	—	—	—	(1,083)	(36)	55	—
Chester Solar V SpA		277	—	—	—	(269)	2	15	25
Diego de Almagro Solar SpA		1,490	—	—	—	(1,095)	(123)	90	362
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Daesan Green Energy Co., Ltd.		22,552	—	—	—	(1,308)	—	—	21,244
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
RE Barren Ridge 1 Holdings LLC		4,466	—	—	(1,365)	(3,162)	1,944	—	1,883
RE Astoria 2 LandCo LLC		5,230	—	—	(337)	619	486	—	5,998
RE Barren Ridge LandCo LLC		1,847	—	—	(140)	240	173	—	2,120
Laurel SpA		1,092	—	—	—	(798)	(71)	67	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,129	—	—	—	(111)	(393)	—	3,625
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		3,453	—	—	—	653	—	—	4,106
Chester Solar I SpA		1,621	—	—	—	(430)	(195)	124	1,120
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
Saemangeum Solar Power Co., Ltd.		24,292	1	—	—	(354)	—	—	23,939

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Beginning balance		Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Joint ventures>
Chungsongmeon BongSan wind power Co., Ltd.	~~W~~	4,124	—	—	—	(316)	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		2,195	—	—	—	(237)	—	—	1,958
DE Energia SpA		8,187	—	—	—	—	734	—	8,921
Dangjin Eco Power Co., Ltd.		25,523	—	—	—	274	312	—	26,109
Haemodum Solar Co., Ltd.		3,065	—	—	—	16	—	—	3,081
Yangyang Wind Power Co., Ltd.		10,485	1,200	—	—	(488)	(6)	—	11,191
HORUS SOLAR, S.A. DE C.V.		3,394	—	—	—	2,396	52	—	5,842
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		3,660	—	—	—	766	110	—	4,536
SUNMEX RENOVABLES, S.A. DE C.V.		240	1,371	—	—	(49)	48	—	1,610
Stavro Holding II A.B.		9,277	8,684	—	—	(55)	(271)	(8)	17,627
Solaseado Solar Power Co., Ltd.		9,915	—	—	—	(24)	—	—	9,891
Yeongam Solar Power Co., Ltd.		6,042	—	—	—	796	—	—	6,838
Samsu Wind Power Co., Ltd.		2,607	—	—	—	221	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		11,204	12,264	—	—	(519)	(850)	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		5,535	—	—	—	(542)	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		22,242	—	(969)	(1,727)	1,910	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,129	—	—	—	159	—	—	16,288
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Cheongna Energy Co., Ltd.		4,940	—	—	—	6,258	—	—	11,198
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
KAS Investment I LLC		23,437	—	—	—	(6,876)	(1,288)	—	15,273
KAS Investment II LLC		23,343	—	—	—	(6,515)	(1,615)	—	15,213
Energyco Co., Ltd.		1,659	—	—	—	(60)	(64)	—	1,535
CAES, LLC		17,626	—	—	(1,009)	(331)	850	1,299	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		1,890	5,622	—	—	(541)	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		510	—	—	—	102	—	—	612
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		—	1,397	—	—	(672)	(66)	—	659
Omisan Wind Power Co., Ltd.		—	10,752	—	—	(119)	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		—	—	—	—	72	—	9,671	9,743
Yeongwol Eco Wind Co., Ltd.		—	3,089	—	—	122	(15)	—	3,196
Gurae Resident Power Co., Ltd.		—	386	—	—	12	(3)	—	395
Cheongju Eco Park Co., Ltd.		—	5,858	—	—	(393)	—	—	5,465
Enel X Midland Photovoltaic, LLC		—	1,695	—	—	(7)	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		—	6,531	—	—	(478)	—	—	6,053
KEPCO KPS CARABAO Corp.		—	93	—	—	293	—	—	386
Prime Swedish Holding AB		—	8,155	—	—	22	1,060	6,204	15,441
Taebaek Gadeoksan Wind Power Co., Ltd.		13,362	—	—	—	762	—	(14,124)	—
Goheung New Energy Co., Ltd.		—	12,959	—	—	(1,251)	—	—	11,708
Gunsan Land Solar Co., Ltd.		—	19,091	—	—	324	(98)	—	19,317
CapMan Lynx SCA, SICAR		—	9,601	—	—	375	—	—	9,976
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	~~W~~	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*1)	~~W~~	62,424,983	52,014,243	51,724,287	1,497,008
Korea Electric Power Industrial Development Co., Ltd.		148,112	40,946	336,333	15,434
YTN Co., Ltd.		364,115	107,324	152,187	7,250
Gangwon Wind Power Co., Ltd.		86,758	6,029	40,130	20,163
Hyundai Green Power Co., Ltd.		773,998	360,926	105,374	5,010
Korea Power Exchange		311,691	36,564	118,501	1,036
Taebaek Wind Power Co., Ltd.		27,562	3,394	7,565	551
Taebaek Guinemi Wind Power Co., Ltd.		44,036	28,709	6,793	1,906
Daeryun Power Co., Ltd.		1,201,510	799,370	472,211	4,999
KNH Solar Co., Ltd.		13,584	2,905	4,348	2,173
SPC Power Corporation		254,951	26,417	80,630	25,614
Gemeng International Energy Co., Ltd.		7,796,180	5,460,183	3,183,398	11,637
PT. Cirebon Electric Power		691,311	199,987	287,261	53,730
KNOC Nigerian East Oil Co., Ltd.		26,491	109,974	—	(72)
KNOC Nigerian West Oil Co., Ltd.		28,537	105,292	—	(72)
PT Wampu Electric Power		209,815	127,764	21,773	12,713
PT. Bayan Resources TBK		4,994,538	2,518,129	6,076,844	3,042,123
S-Power Co., Ltd.		937,067	646,411	1,091,425	37,104
Pioneer Gas Power Limited		271,340	477,127	—	(46,290)
Eurasia Energy Holdings		648	1,156	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,371,292	904,907	174,693	61,020
PT. Mutiara Jawa		26,024	13,622	15,421	4,912
Samcheok Eco Materials Co., Ltd.		24,952	1,609	11,907	(1,127)
Noeul Green Energy Co., Ltd.		82,611	101,472	23,493	(31,970)
Goseong Green Power Co., Ltd.		5,518,258	4,516,607	1,999,825	26,981
Gangneung Eco Power Co., Ltd.		4,907,872	4,900,408	435,755	(142,387)
Shin Pyeongtaek Power Co., Ltd.		1,203,406	839,568	957,062	100,554
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,788	802	558	200
Dongducheon Dream Power Co., Ltd.		1,521,089	1,219,018	2,240,175	43,072
Jinbhuvish Power Generation Pvt. Ltd.		60,477	12,489	—	—
Daejung Offshore Wind Power Co., Ltd.		5,350	2,013	—	(228)
GS Donghae Electric Power Co., Ltd.		2,130,287	1,365,156	1,053,112	46,226
Daegu Photovoltaic Co., Ltd.		13,254	3,431	4,755	2,914
Busan Green Energy Co., Ltd.		168,588	153,432	72,290	(7,409)
Gunsan Bio Energy Co., Ltd.		8,397	29,524	—	(649)
Hansuwon KNP Co., Ltd.		1,887	368	2,149	210
Korea Electric Power Corporation Fund		29,530	130	8,034	7,854
Energy Infra Asset Management Co., Ltd.		12,874	918	4,954	1,354
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		5,984	4,314	851	(146)
Nepal Water & Energy Development Company Private Limited		241,061	141,199	70,923	(1,364)
Gwangyang Green Energy Co., Ltd.		170,390	45,260	—	(1,923)
PND solar Co., Ltd.		36,174	31,868	5,940	217
Hyundai Eco Energy Co., Ltd.		181,566	142,533	29,209	10,270
YeongGwang Yaksu Wind Electric Co., Ltd.		40,712	39,924	6,628	1,480
Green Energy Electricity Generation Co., Ltd.		75,033	72,300	1,404	(488)
Korea Energy Solutions Co., Ltd.		843	377	437	(185)
ITR Co., Ltd.		446	472	188	(190)
Structure test network Co., Ltd.		1,948	383	732	202
Namjeongsusang Solar Power Operation Co., Ltd.		55,616	53,261	7,724	83
Indeck Niles Development, LLC		1,178,303	762,139	302,041	(22,541)
Indeck Niles Asset Management, LLC		299	16	1,863	1,136
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,356	210	826	796
Suwon New Power Co., Ltd.		2,142	164	—	11
Gwangbaek Solar Power Investment Co., Ltd.		307,864	296,915	10,270	743
Go deok Clean Energy Co., Ltd.		71,431	60,382	—	(1,101)
SureDataLab Co., Ltd.		879	140	938	203
SEP Co., Ltd.		38	103	—	(98)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hankook Electric Power Information Co., Ltd.	~~W~~	2,334	997	1,797	392
Tronix Co., Ltd.		2,880	2,354	1,938	(226)
O2&B Global Co., Ltd.		419	238	220	5
Muan Sunshine Solar Power Plant Co., Ltd.		142,911	132,573	19,591	6,467
Bigeum Resident Photovoltaic Power Co., Ltd.		107,690	109,229	—	(537)
Goesan Solar Park Co., Ltd.		52,235	43,299	7,642	2,292
Saemangeum Heemang Photovoltaic Co., Ltd.		160,695	125,635	29,543	6,481
Bitgoel Eco Energy Co., Ltd.		85,236	66,987	10,054	3,229
Jeju Gimnyeong Wind Power Co., Ltd.		63,471	60,564	12,231	(130)
Seoroseoro Sunny Power Plant Co., Ltd.		7,015	5,045	1,157	247
Muan Solar park Co., Ltd.		225,894	188,329	36,081	11,339
YuDang Solar Co., Ltd.		22,073	19,144	3,997	957
Anjwa Smart Farm & Solar City Co., Ltd.		278,806	239,581	42,477	9,672
Daewon Green Energy Co., Ltd.		141,974	124,460	45,095	4,037
G.GURU Co., Ltd.		1,228	12	478	(423)
UD4M Co., Ltd.		1,322	197	1,109	59
Dongbu Highway Solar Co., Ltd.		17,935	16,426	2,901	439
Seobu Highway Solar Co., Ltd.		18,236	16,655	3,052	138
Korea Energy Data Co., Ltd.		339	128	308	5
Gangneung Sacheon Fuel Cell Co., Ltd.		108,688	98,470	—	(2,720)
KOSTURE Co., Ltd.		180	24	293	32
Taebaek Gadeoksan Wind Power Co., Ltd.		197,944	139,004	31,534	19,406
Chuncheon Green Energy Co., Ltd.		159,151	138,925	—	(858)
Yeomsubong Wind Power Co., Ltd.		4,369	2,829	—	(859)
Yeongyang Wind Power Corporation II		104,821	86,984	—	(1,678)
Haeparang Energy Co., Ltd.		19,394	10,721	—	(211)
Saemangeum Sebit Power Plant Co., Ltd.		167,822	131,383	23,159	7,742
Boulder Solar III, LLC		1,896	—	—	—
PlatformN. Co., Ltd.		379	94	486	(70)
PT. Cirebon Energi Prasarana		3,361,288	2,670,941	319,986	36,451
Green Radiation Co., Ltd.		111	34	89	(93)
Future Convergence Technology Laboratory. Co., Ltd.		551	302	9	(130)
SC E&G. Co,. Ltd.		1,199	131	1,048	609
Wang San Engineering. Co,. Ltd.		1,275	447	754	499
ACE		100	—	—	—
Environment and Energy Co., Ltd.		93	—	—	(7)
Santiago Solar Power SpA		56,138	29,390	—	(2,943)
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	—	—	—
<Joint ventures>
KEPCO-Uhde Inc.		48	15	—	(84)
Shuweihat Asia Power Investment B.V.		135,646	29	—	(2,660)
Shuweihat Asia Operation & Maintenance Company		3,037	71	3,013	2,099
Waterbury Lake Uranium L.P.		66,706	117	—	—
ASM-BG Investicii AD		72,999	43,889	16,056	6,230
RES Technology AD		62,345	32,079	11,205	3,018
KV Holdings, Inc.		24,149	1	1	353
KEPCO SPC Power Corporation		267,904	29,082	253,145	44,751
Gansu Datang Yumen Wind Power Co., Ltd.		67,651	52,592	10,048	(1,161)
Datang Chifeng Renewable Power Co., Ltd.		835,331	355,377	140,343	42,889
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,680	57,685	29,459	4,919
Rabigh Electricity Company		2,520,946	1,855,836	322,108	65,550
Rabigh Operation & Maintenance Company Limited		23,664	10,882	32,572	9,176
Jamaica Public Service Company Limited		2,310,611	1,515,361	1,499,897	69,458
KW Nuclear Components Co., Ltd.		40,381	2,013	16,968	6,755
Busan Shinho Solar Power Co., Ltd.		36,868	9,991	10,543	5,424
Global Trade Of Power System Co., Ltd.		5,628	3,222	8,434	351
Expressway Solar-light Power Generation Co., Ltd.		14,248	4,740	3,711	1,654

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
Amman Asia Electric Power Company	~~W~~	759,885	392,795	28,665	39,090
KAPES, Inc.		82,943	45,068	20,006	3,797
Honam Wind Power Co., Ltd.		34,028	17,522	8,781	3,283
Korea Power Engineering Service Co., Ltd.		20,931	1,817	9,176	500
Chun-cheon Energy Co., Ltd.		629,202	521,212	585,223	19,940
Yeonggwangbaeksu Wind Power Co., Ltd.		80,042	59,070	14,150	2,764
Nghi Son 2 Power LLC		3,652,801	2,835,123	589,023	102,436
Kelar S.A.		689,802	514,085	107,577	943
PT. Tanjung Power Indonesia		730,239	464,791	99,169	13,619
Incheon New Power Co., Ltd.		2,633	755	4,497	1,244
Seokmun Energy Co., Ltd.		212,509	152,731	61,513	12,064
Daehan Wind Power PSC		145,065	117,219	17,958	5,524
Barakah One Company		33,587,352	34,422,965	498,129	(444,338)
Nawah Energy Company		338,883	337,134	395,580	3
MOMENTUM		7,315	6,280	30,864	1,036
Daegu Green Power Co., Ltd.		551,431	459,881	516,254	9,364
Yeonggwang Wind Power Co., Ltd.		233,695	189,737	31,221	6,700
Chester Solar IV SpA		12,728	12,469	1,521	(174)
Chester Solar V SpA		4,364	4,315	520	83
Diego de Almagro Solar SpA		15,908	14,946	1,877	(288)
South Jamaica Power Company Limited		521,558	289,359	314,064	33,348
Daesan Green Energy Co., Ltd.		245,826	190,918	101,689	(6,641)
RE Holiday Holdings LLC		351,243	180,503	22,671	3,022
RE Pioneer Holdings LLC		263,232	152,888	15,701	369
RE Barren Ridge 1 Holdings LLC		226,504	100,436	11,740	(903)
RE Astoria 2 LandCo LLC		13,517	319	1,004	913
RE Barren Ridge LandCo LLC		4,761	95	389	357
Laurel SpA		11,221	10,447	1,424	54
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,517	74	—	(260)
Chile Solar JV SpA		75,246	55,609	7,842	6,425
Cheong-Song Noraesan Wind Power Co., Ltd.		55,948	41,464	7,988	1,916
Chester Solar I SpA		13,246	10,933	1,094	(221)
Solar Philippines Calatagan Corporation		113,327	36,756	17,728	10,194
Saemangeum Solar Power Co., Ltd.		35,890	6,817	—	(479)
Chungsongmeon BongSan wind power Co., Ltd.		81,030	75,207	—	(1,120)
Jaeun Resident Wind Power Plant Co., Ltd.		89,756	82,047	—	(190)
DE Energia SpA		48,350	62,481	5,959	(1,109)
Dangjin Eco Power Co., Ltd.		98,714	20,721	4,185	700
Haemodum Solar Co., Ltd.		22,974	16,103	2,556	581
Yangyang Wind Power Co., Ltd.		107,471	85,829	—	(634)
HORUS SOLAR, S.A. DE C.V.		156,436	133,714	5,568	5,628
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		173,262	155,009	468	457
SUNMEX RENOVABLES, S.A. DE C.V.		129,502	118,449	—	(1,008)
Stavro Holding II A.B.		85,883	27	—	61
Solaseado Solar Power Co., Ltd.		363,492	325,262	51,198	16,301
Yeongam Solar Power Co., Ltd.		329,714	281,791	44,568	8,563
Samsu Wind Power Co., Ltd.		71,123	54,254	10,118	1,987
Pulau Indah Power Plant Sdn. Bhd.		760,536	675,853	797	6,723
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,851	74	4,850	5,431
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,341	22	38	(10)
PT Barito Wahana Tenaga		447,688	—	—	49,471
Cheongna Energy Co., Ltd.		385,935	368,340	100,200	(889)
Naepo Green Energy Co., Ltd.		448,309	499,528	8,905	(34,347)
Dayone Energy Co., Ltd.		470,677	530,304	278,363	(12,893)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
OneEnergy Asia Limited	~~W~~	1,039,987	673,223	—	16,041
KAS Investment I LLC		61,907	861	1,603	6,998
KAS Investment II LLC		61,661	861	1,592	6,967
Energyco Co., Ltd.		56,996	52,304	7,898	2,258
CAES, LLC		49,676	6	—	(547)
Hapcheon Floating Photovoltaic Power Plant Inc.		78,768	61,561	12,705	3,061
Busan Industrial Solar Power Co., Ltd.		21,149	18,016	3,190	901
Bitsolar Energy Co., Ltd.		78,779	83,324	9,557	261
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,148	8,790	924	(43)
Omisan Wind Power Co., Ltd.		142,274	117,881	—	(519)
Foresight Iberian Solar Group Holding, S.L.		94,181	81,997	—	(1,365)
Yeongwol Eco Wind Co., Ltd.		87,856	83,281	—	(144)
Gurae Resident Power Co., Ltd.		11,649	10,467	—	(19)
Cheongju Eco Park Co., Ltd.		152,139	116,639	66,260	17,319
Enel X Midland Photovoltaic, LLC		10,289	1,010	1,684	837
Geumsungsan Wind Power Co., Ltd.		125,324	115,196	—	(1,770)
KEPCO KPS CARABAO Corp.		2,025	1,582	611	(327)
Prime Swedish Holding AB		77,942	114	—	(577)
Goheung New Energy Co., Ltd.		136,682	113,393	—	(1,591)
Gunsan Land Solar Co., Ltd.		158,371	121,785	28,828	12,154
CapMan Lynx SCA, SICAR		112,718	102,810	504	(16,780)
International Offshore Power Transmission Holding Company Limited		4,680	71,468	—	(68,093)
Pyeongchang Wind Power Co., Ltd.		70,599	45,661	14,524	3,693
Eumseong Eco Park Co., Ltd.		136,909	119,736	—	(636)
Songsan Green Energy Co., Ltd.		5,500	—	—	(69)
Changwon Nu-ri Energy Co., Ltd.		1,490	—	—	(10)
Hasami Wind Farm Corporation		3,100	—	—	(23)
PungBack Wind Farm Corporation		46,957	31,667	—	(3,089)
Trumbull Asset Management, LLC		316	—	656	323
S-Power Chile SpA		2,430	2,450	1,334	22
Seungmun Green Energy		46,283	18,843	—	367
Seobusambo highway photovoltaics Co., Ltd.		8,286	4,453	217	265

(*1)	The profit for the year ended December 31, 2022 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Korea Gas Corporation (*1)	~~W~~	43,669,902	34,550,567	27,520,756	950,757
Korea Electric Power Industrial Development Co., Ltd.		158,163	73,278	312,705	7,233
YTN Co., Ltd.		367,950	126,062	137,439	51,044
Gangwon Wind Power Co., Ltd.		71,153	1,121	19,623	5,433
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Korea Power Exchange		331,640	61,912	110,075	492
Taebaek Wind Power Co., Ltd.		30,375	3,176	5,744	1,588
Taebaek Guinemi Wind Power Co., Ltd.		43,411	29,985	5,910	1,371
Pyeongchang Wind Power Co., Ltd.		69,939	48,295	10,087	1,537
Daeryun Power Co., Ltd.		757,157	476,152	188,193	(10,232)
Changjuk Wind Power Co., Ltd.		29,539	1,690	6,213	3,265
KNH Solar Co., Ltd.		13,859	5,423	3,222	805
SPC Power Corporation		242,058	18,535	54,042	35,441
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
KNOC Nigerian East Oil Co., Ltd.		24,693	102,722	—	(99)
KNOC Nigerian West Oil Co., Ltd.		26,625	98,360	—	(99)
PT Wampu Electric Power		209,172	132,917	20,294	7,102
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
Pioneer Gas Power Limited		282,577	438,366	—	(36,864)
Eurasia Energy Holdings		606	1,082	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
PT. Mutiara Jawa		24,355	15,498	10,958	2,835
Samcheok Eco Materials Co., Ltd.		26,545	1,854	14,281	1,237
Noeul Green Energy Co., Ltd.		109,354	96,222	36,029	(1,269)
Goseong Green Power Co., Ltd.		5,483,090	4,508,569	988,933	124,639
Gangneung Eco Power Co., Ltd.		4,001,681	3,851,537	—	(4,188)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,823	1,033	426	46
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Jinbhuvish Power Generation Pvt. Ltd.		62,926	12,995	—	—
Daejung Offshore Wind Power Co., Ltd.		5,321	1,664	—	(149)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
Daegu Photovoltaic Co., Ltd.		13,046	4,970	3,519	1,621
Busan Green Energy Co., Ltd.		163,016	145,664	45,088	(10,843)
Gunsan Bio Energy Co., Ltd.		8,503	28,981	—	(1,496)
Korea Electric Vehicle Charging Service		13,351	6,207	13,808	(1,022)
Hansuwon KNP Co., Ltd.		1,409	100	836	64
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
Energy Infra Asset Management Co., Ltd.		11,196	426	4,703	1,306
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		6,999	4,535	1,715	903
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
Gwangyang Green Energy Co., Ltd.		128,375	1,136	—	(688)
PND solar Co., Ltd.		37,152	33,444	5,078	(128)
Hyundai Eco Energy Co., Ltd.		186,309	158,111	25,762	6,921
YeongGwang Yaksu Wind Electric Co., Ltd.		40,484	41,176	7,066	(914)
Green Energy Electricity Generation Co., Ltd.		75,664	72,442	2,796	(58)
Korea Energy Solutions Co., Ltd.		654	40	228	(347)
ITR Co., Ltd.		529	372	135	(29)
Structure test network Co., Ltd.		1,665	400	1,451	1,134
Namjeongsusang Solar Power Operation Co., Ltd.		56,376	54,104	7,095	(1,280)
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
Indeck Niles Asset Management, LLC		347	13	2,232	1,135

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	~~W~~	14,778	211	848	815
Suwon New Power Co., Ltd.		1,997	30	—	2
KPGE Inc.		1,086	20	709	77
Gwangbaek Solar Power Investment Co., Ltd.		320,001	309,796	14,615	125
Go deok Clean Energy Co., Ltd.		65,566	54,811	—	(2,482)
SureDataLab Co., Ltd.		612	79	733	205
SEP Co., Ltd.		132	100	—	(2)
Hankook Electric Power Information Co., Ltd.		1,512	876	1,887	229
Tronix Co., Ltd.		1,002	455	2,228	89
O2&B Global Co., Ltd.		231	54	345	3
Muan Sunshine Solar Power Plant Co., Ltd.		142,858	138,987	15,582	(156)
Bigeum Resident Photovoltaic Power Co., Ltd.		22,159	23,158	—	(608)
Goesan Solar Park Co., Ltd.		52,443	45,799	6,388	836
Saemangeum Heemang Photovoltaic Co., Ltd.		157,298	130,158	902	(2,237)
Bitgoel Eco Energy Co., Ltd.		51,471	36,450	—	(900)
Jeju Gimnyeong Wind Power Co., Ltd.		65,754	62,716	6,915	(2,085)
Seoroseoro Sunny Power Plant Co., Ltd.		5,833	4,186	469	36
Muan Solar park Co., Ltd.		226,920	198,132	30,990	8,639
YuDang Solar Co., Ltd.		22,430	19,604	3,452	626
Anjwa Smart Farm & Solar City Co., Ltd.		278,981	249,143	37,691	5,996
Daewon Green Energy Co., Ltd.		131,218	116,100	18	(130)
G.GURU Co., Ltd.		1,644	8	58	(346)
UD4M Co., Ltd.		1,359	205	1,004	196
Dongbu Highway Solar Co., Ltd.		18,794	17,721	2,394	163
Seobu Highway Solar Co., Ltd.		19,828	18,384	2,647	315
Korea Energy Data Co., Ltd.		238	27	86	6
Gangneung Sacheon Fuel Cell Co., Ltd.		2,758	3	—	(123)
KOSTURE Co., Ltd.		150	26	166	11
Digital Innovation Growth Fund		12,857	—	4	(143)
Taebaek Gadeoksan Wind Power Co., Ltd.		166,172	124,570	22,773	8,732
Chuncheon Green Energy Co., Ltd.		4,901	20	—	(101)
Yeomsubong Wind Power Co., Ltd.		400	396	—	(17)
Yeongyang Wind Power Corporation II		28,972	9,456	—	(1,233)
Haeparang Energy Co., Ltd.		9,566	681	—	(2)
Saemangeum Sebit Power Plant Co., Ltd.		105,259	96,963	—	(190)
<Joint ventures>
KEPCO-Uhde Inc.		128	14	—	(84)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
Shuweihat Asia Operation & Maintenance Company		2,586	77	2,821	2,002
Waterbury Lake Uranium L.P.		65,240	14	—	—
ASM-BG Investicii AD		74,977	37,593	13,161	5,365
RES Technology AD		63,495	30,090	8,142	2,220
KV Holdings, Inc.		6,318	1	10	2,405
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Gansu Datang Yumen Wind Power Co., Ltd.		75,268	58,680	9,666	(1,547)
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
Rabigh Operation & Maintenance Company Limited		29,107	18,930	32,079	9,808
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
KW Nuclear Components Co., Ltd.		42,033	6,678	32,938	12,335
Busan Shinho Solar Power Co., Ltd.		37,016	13,653	7,918	3,261
Global Trade Of Power System Co., Ltd.		2,443	385	6,355	76
Expressway Solar-light Power Generation Co., Ltd.		13,747	3,113	2,637	466
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
KAPES, Inc.	~~W~~	92,790	59,099	87,775	1,571
Honam Wind Power Co., Ltd.		33,623	19,800	5,395	531
Korea Power Engineering Service Co., Ltd.		24,068	5,397	11,259	709
Chun-cheon Energy Co., Ltd.		610,650	523,223	327,534	(5,451)
Yeonggwangbaeksu Wind Power Co., Ltd.		82,439	64,290	8,411	(2,302)
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
Incheon New Power Co., Ltd.		3,240	2,606	2,336	109
Seokmun Energy Co., Ltd.		219,414	171,682	41,555	(3,434)
Daehan Wind Power PSC		137,388	127,080	6,794	7,581
Barakah One Company		29,707,801	29,951,656	253,653	4,011
Nawah Energy Company		155,191	153,559	—	—
MOMENTUM		7,546	6,442	34,527	1,105
Daegu Green Power Co., Ltd.		541,304	459,536	295,645	1,796
Yeonggwang Wind Power Co., Ltd.		239,701	202,410	25,892	958
Chester Solar IV SpA		11,966	12,144	1,344	(2,060)
Chester Solar V SpA		4,034	4,256	440	(601)
Diego de Almagro Solar SpA		15,155	14,572	1,615	(2,103)
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Daesan Green Energy Co., Ltd.		264,618	203,921	88,147	(3,310)
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
RE Barren Ridge 1 Holdings LLC		201,629	87,291	10,575	(541)
RE Astoria 2 LandCo LLC		12,294	298	889	799
RE Barren Ridge LandCo LLC		4,328	89	345	315
Laurel SpA		10,566	10,350	1,159	(1,425)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,809	1,573	—	(916)
Chile Solar JV SpA		68,445	3,531	3,060	1,408
Cheong-Song Noraesan Wind Power Co., Ltd.		57,047	43,106	7,929	2,309
Chester Solar I SpA		12,965	11,043	1,065	(1,146)
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
Saemangeum Solar Power Co., Ltd.		35,323	5,771	—	(631)
Chungsongmeon BongSan wind power Co., Ltd.		74,683	67,696	—	(1,186)
Jaeun Resident Wind Power Plant Co., Ltd.		81,477	74,724	—	(1,325)
DE Energia SpA		49,201	59,587	5,219	(2,954)
Dangjin Eco Power Co., Ltd.		98,010	22,223	4,139	805
Haemodum Solar Co., Ltd.		23,038	16,750	1,799	45
Yangyang Wind Power Co., Ltd.		53,586	31,291	—	(965)
HORUS SOLAR, S.A. DE C.V.		192,650	177,514	8,392	16,664
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		153,855	138,033	—	4,842
SUNMEX RENOVABLES, S.A. DE C.V.		90,956	80,218	—	(333)
Stavro Holding II A.B.		88,220	87	—	(276)
Solaseado Solar Power Co., Ltd.		367,915	345,987	41,684	4,170
Yeongam Solar Power Co., Ltd.		324,132	292,213	37,301	4,930
Samsu Wind Power Co., Ltd.		69,213	54,331	3,918	1,162
Pulau Indah Power Plant Sdn. Bhd.		404,458	338,635	228	(2,589)
Sam-Yang Photovoltaic Power Co., Ltd.		50,837	40,647	7,376	150
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,910	38	3,428	6,468
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,121	23	333	288
PT Barito Wahana Tenaga		266,584	39	—	25,839
Cheongna Energy Co., Ltd.		357,248	338,763	77,640	12,743
Naepo Green Energy Co., Ltd.		222,885	249,415	7,044	(21,392)
Dayone Energy Co., Ltd.		452,509	504,351	143,870	409

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the year
<Joint ventures>
OneEnergy Asia Limited	~~W~~	136,247	777	—	(2,844)
KAS Investment I LLC		52,681	1,583	(19,390)	(23,007)
KAS Investment II LLC		52,476	1,581	(19,311)	(21,801)
Energyco Co., Ltd.		59,662	57,227	168	(2,514)
CAES, LLC		43,089	—	—	(923)
Hapcheon Floating Photovoltaic Power Plant Inc.		73,978	59,832	1,120	(972)
Busan Industrial Solar Power Co., Ltd.		19,085	17,937	1,879	566
Bitsolar Energy Co., Ltd.		80,307	85,340	8,298	(1,105)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		8,774	7,839	12	(1,119)
Omisan Wind Power Co., Ltd.		128,724	103,802	—	(320)
Foresight Iberian Solar Group Holding, S.L.		90,610	79,519	168	(603)
Yeongwol Eco Wind Co., Ltd.		43,784	39,066	—	421
Gurae Resident Power Co., Ltd.		6,932	5,734	—	42
Cheongju Eco Park Co., Ltd.		138,657	120,485	6,454	(1,708)
Enel X Midland Photovoltaic, LLC		9,053	611	122	(31)
Geumsungsan Wind Power Co., Ltd.		66,862	47,906	—	(2,146)
KEPCO KPS CARABAO Corp.		3,482	2,516	5,309	733
Prime Swedish Holding AB		34,257	20	—	(5)
Goheung New Energy Co., Ltd.		55,145	32,125	—	(2,711)
Gunsan Land Solar Co., Ltd.		86,654	60,996	432	432
CapMan Lynx SCA, SICAR		113,658	93,706	—	—
International Offshore Power Transmission Holding Company Limited		5	—	—	—

(*1)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,410,740	20.47%	2,131,078	—	—	(45,782)	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		107,166	29.00%	31,078	—	—	—	31,078
YTN Co., Ltd.		256,791	21.43%	55,027	—	—	—	55,027
Gangwon Wind Power Co., Ltd.		80,729	15.00%	12,109	49	—	—	12,158
Hyundai Green Power Co., Ltd.		413,072	29.00%	119,791	—	—	—	119,791
Korea Power Exchange		275,126	100.00%	275,126	—	—	—	275,126
Taebaek Wind Power Co., Ltd.		24,168	60.00%	14,501	—	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		15,327	67.25%	10,307	—	—	2,742	13,049
Daeryun Power Co., Ltd.		402,140	6.85%	27,547	—	—	(820)	26,727
KNH Solar Co., Ltd.		10,679	27.00%	2,883	—	—	—	2,883
SPC Power Corporation		228,534	38.00%	86,843	—	—	(15,975)	70,868
Gemeng International Energy Co., Ltd.		2,335,997	34.00%	794,239	—	—	(215,418)	578,821
PT. Cirebon Electric Power		491,324	27.50%	135,114	—	—	—	135,114
KNOC Nigerian East Oil Co., Ltd.		(83,483)	14.63%	(12,214)	—	—	12,214	—
KNOC Nigerian West Oil Co., Ltd.		(76,755)	14.63%	(11,229)	—	—	11,229	—
PT Wampu Electric Power		82,051	46.00%	37,743	—	—	—	37,743
PT. Bayan Resources TBK		2,476,409	20.00%	495,282	265,817	—	(76,380)	684,719
S-Power Co., Ltd.		290,656	49.00%	142,421	—	(1,293)	—	141,128
Pioneer Gas Power Limited		(205,787)	38.50%	(79,223)	22,278	—	56,945	—
Eurasia Energy Holdings		(508)	40.00%	(203)	—	—	203	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		466,385	25.00%	116,596	305	(1,028)	(289)	115,584
PT. Mutiara Jawa		12,402	29.00%	3,597	—	—	—	3,597
Samcheok Eco Materials Co., Ltd.		23,343	25.54%	5,962	—	—	(5,962)	—
Noeul Green Energy Co., Ltd.		(18,861)	29.00%	(5,470)	—	—	5,470	—
Goseong Green Power Co., Ltd.		1,001,651	29.00%	290,479	—	(1,586)	—	288,893
Gangneung Eco Power Co., Ltd.		7,464	1.61%	120	—	(134)	14	—
Shin Pyeongtaek Power Co., Ltd.		363,838	40.00%	145,535	3,559	(15,271)	—	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		986	28.00%	276	—	—	2	278
Dongducheon Dream Power Co., Ltd.		302,071	34.01%	102,734	1,757	(2,609)	(12,582)	89,300
Jinbhuvish Power Generation Pvt. Ltd.		47,988	5.16%	2,496	—	—	(2,496)	—
Daejung Offshore Wind Power Co., Ltd.		3,337	46.59%	1,555	—	—	—	1,555
GS Donghae Electric Power Co., Ltd.		765,131	34.00%	260,145	—	—	—	260,145
Daegu Photovoltaic Co., Ltd.		9,823	29.00%	2,849	—	—	—	2,849
Busan Green Energy Co., Ltd.		15,156	29.00%	4,395	—	—	—	4,395
Gunsan Bio Energy Co., Ltd.		(21,127)	18.87%	(3,986)	—	—	3,986	—
Hansuwon KNP Co., Ltd.		1,519	28.98%	440	—	—	(160)	280
Korea Electric Power Corporation Fund		29,400	98.09%	28,838	—	—	4	28,842
Energy Infra Asset Management Co., Ltd.		11,956	9.90%	1,184	—	—	—	1,184
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		1,670	29.00%	484	2	—	—	486
Nepal Water & Energy Development Company Private Limited		99,862	69.06%	68,968	972	—	—	69,940
Gwangyang Green Energy Co., Ltd.		125,130	20.00%	25,026	18	—	—	25,044
PND solar Co., Ltd.		4,306	29.00%	1,249	154	—	—	1,403
Hyundai Eco Energy Co., Ltd.		39,033	19.00%	7,416	215	—	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		788	9.63%	76	300	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		2,733	29.00%	793	778	—	—	1,571
Korea Energy Solutions Co., Ltd.		466	20.00%	93	—	—	—	93
ITR Co., Ltd.		(26)	20.00%	(5)	1	—	4	—
Structure test network Co., Ltd.		1,565	20.00%	313	53	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		2,355	15.00%	353	20	—	—	373
Indeck Niles Development, LLC		416,164	50.00%	208,082	93,956	—	—	302,038
Indeck Niles Asset Management, LLC		283	33.33%	94	—	—	—	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,146	49.00%	6,932	—	—	—	6,932

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Suwon New Power Co., Ltd.	~~W~~	1,978	33.05%	654	—	265	—	919
Gwangbaek Solar Power Investment Co., Ltd.		10,949	44.00%	4,818	315	—	—	5,133
Go deok Clean Energy Co., Ltd.		11,049	40.00%	4,420	—	—	—	4,420
SureDataLab Co., Ltd.		739	23.95%	177	—	—	—	177
SEP Co., Ltd.		(65)	21.26%	(14)	—	—	14	—
Hankook Electric Power Information Co., Ltd.		1,337	16.49%	220	—	—	—	220
Tronix Co., Ltd.		526	12.50%	66	—	—	—	66
O2&B Global Co., Ltd.		181	20.00%	36	—	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		10,338	20.00%	2,068	494	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		(1,539)	29.90%	(460)	24	—	436	—
Goesan Solar Park Co., Ltd.		8,936	29.00%	2,591	—	—	—	2,591
Saemangeum Heemang Photovoltaic Co.,Ltd.		35,060	35.00%	12,271	739	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		18,249	49.05%	8,951	—	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		2,907	30.00%	872	—	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		1,970	42.58%	839	20	—	—	859
Muan Solar park Co., Ltd.		37,565	20.00%	7,513	325	—	—	7,838
YuDang Solar Co., Ltd.		2,929	20.00%	586	—	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		39,225	20.00%	7,845	817	—	—	8,662
Daewon Green Energy Co., Ltd.		17,514	25.36%	4,441	44	—	—	4,485
G.GURU Co., Ltd.		1,216	24.65%	300	—	—	—	300
UD4M Co., Ltd.		1,125	14.29%	161	—	—	—	161
Dongbu Highway Solar Co., Ltd.		1,509	20.00%	302	50	—	—	352
Seobu Highway Solar Co., Ltd.		1,581	20.00%	316	—	—	—	316
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		10,218	41.00%	4,189	88	—	—	4,277
KOSTURE Co., Ltd.		156	0.82%	1	—	—	—	1
Taebaek Gadeoksan Wind Power Co., Ltd.		58,940	34.00%	20,040	—	—	—	20,040
Chuncheon Green Energy Co., Ltd.		20,226	45.00%	9,102	53	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		1,540	3.81%	59	3	—	—	62
Yeongyang Wind Power Corporation II		17,837	30.00%	5,351	2,110	—	—	7,461
Haeparang Energy Co., Ltd.		8,673	25.00%	2,168	20	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		36,439	63.09%	22,990	209	—	—	23,199
Boulder Solar III, LLC		1,896	30.00%	569	175	—	—	744
PlatformN. Co., Ltd.		285	29.58%	84	—	—	—	84
PT. Cirebon Energi Prasarana		690,347	10.00%	69,035	—	—	—	69,035
Green Radiation Co., Ltd.		77	10.00%	8	3	—	—	11
Future Convergence Technology Laboratory. Co., Ltd.		249	20.12%	50	—	—	—	50
SC E&G. Co,. Ltd.		1,068	20.00%	214	—	—	—	214
Wang San Engineering. Co,. Ltd.		828	20.00%	166	—	—	—	166
ACE		100	20.00%	20	—	—	—	20
Environment and Energy Co., Ltd.		93	10.54%	10	—	—	—	10
Santiago Solar Power SpA		26,748	50.00%	13,373	—	—	—	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	29.00%	903	—	—	—	903
<Joint ventures>
KEPCO-Uhde Inc.		33	50.85%	17	—	—	—	17
Shuweihat Asia Power Investment B.V.		135,617	49.00%	66,452	—	—	—	66,452
Shuweihat Asia Operation & Maintenance Company		2,966	55.00%	1,631	—	—	—	1,631
Waterbury Lake Uranium L.P.		66,589	32.59%	21,701	49	—	—	21,750
ASM-BG Investicii AD		29,110	50.00%	14,555	—	—	—	14,555
RES Technology AD		30,266	50.00%	15,133	—	—	—	15,133
KV Holdings, Inc.		24,148	40.00%	9,659	—	—	—	9,659
KEPCO SPC Power Corporation		238,822	75.20%	179,594	—	—	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		15,059	40.00%	6,024	—	—	—	6,024

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Datang Chifeng Renewable Power Co., Ltd.	~~W~~	479,954	40.00%	191,982	—	—	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,995	40.00%	44,398	—	—	—	44,398
Rabigh Electricity Company		665,110	40.00%	266,044	—	(50,632)	(805)	214,607
Rabigh Operation & Maintenance Company Limited		12,782	40.00%	5,113	—	—	—	5,113
Jamaica Public Service Company Limited		795,250	40.00%	318,100	29,357	—	(16,050)	331,407
KW Nuclear Components Co., Ltd.		38,368	45.00%	17,266	—	—	(176)	17,090
Busan Shinho Solar Power Co., Ltd.		26,877	25.00%	6,719	—	—	—	6,719
Global Trade Of Power System Co., Ltd.		2,406	29.00%	698	—	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		9,508	50.00%	4,754	—	—	—	4,754
Amman Asia Electric Power Company		367,090	60.00%	220,254	—	—	—	220,254
KAPES, Inc.		37,875	51.00%	19,316	—	(22,451)	3,135	—
Honam Wind Power Co., Ltd.		16,506	29.00%	4,787	32	—	—	4,819
Korea Power Engineering Service Co., Ltd.		19,114	29.00%	5,543	—	—	—	5,543
Chun-cheon Energy Co., Ltd.		107,990	29.90%	32,289	3	—	(248)	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		20,972	15.00%	3,146	5	—	—	3,151
Nghi Son 2 Power LLC		817,678	50.00%	408,839	—	—	—	408,839
Kelar S.A.		175,717	65.00%	114,216	2,921	—	—	117,137
PT. Tanjung Power Indonesia		265,448	35.00%	92,907	—	—	—	92,907
Incheon New Power Co., Ltd.		1,878	29.00%	545	—	—	(347)	198
Seokmun Energy Co., Ltd.		59,778	29.00%	17,336	—	—	—	17,336
Daehan Wind Power PSC		27,846	50.00%	13,923	—	—	—	13,923
Barakah One Company		(835,613)	18.00%	(150,410)	—	56,437	93,973	—
Nawah Energy Company		1,749	18.00%	315	—	—	—	315
MOMENTUM		1,035	33.33%	345	—	—	—	345
Daegu Green Power Co., Ltd.		91,550	54.24%	49,657	84	—	(20,381)	29,360
Yeonggwang Wind Power Co., Ltd.		43,958	46.00%	20,221	492	—	—	20,713
Chester Solar IV SpA		259	45.00%	117	64	—	—	181
Chester Solar V SpA		49	45.00%	22	134	—	—	156
Diego de Almagro Solar SpA		962	45.00%	433	107	—	—	540
South Jamaica Power Company Limited		232,199	20.00%	46,440	—	—	(3)	46,437
Daesan Green Energy Co., Ltd.		54,908	35.00%	19,218	—	—	—	19,218
RE Holiday Holdings LLC		170,740	50.00%	85,370	—	—	—	85,370
RE Pioneer Holdings LLC		110,344	50.00%	55,172	—	—	—	55,172
RE Barren Ridge 1 Holdings LLC		126,068	50.00%	63,034	—	—	(59,684)	3,350
RE Astoria 2 LandCo LLC		13,198	50.00%	6,599	—	—	—	6,599
RE Barren Ridge LandCo LLC		4,666	50.00%	2,333	—	—	—	2,333
Laurel SpA		774	45.00%	348	206	—	—	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,443	12.37%	3,642	9	—	—	3,651
Chile Solar JV SpA		19,637	50.00%	9,819	—	—	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		14,484	29.01%	4,202	61	—	—	4,263
Chester Solar I SpA		2,313	45.00%	1,041	273	—	—	1,314
Solar Philippines Calatagan Corporation		76,571	38.00%	29,097	—	—	27,805	56,902
Saemangeum Solar Power Co., Ltd.		29,073	81.01%	23,551	—	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		5,823	29.00%	1,689	1,781	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		7,709	29.00%	2,236	—	—	—	2,236
DE Energia SpA		(14,131)	49.00%	(6,924)	—	—	16,460	9,536
Dangjin Eco Power Co., Ltd.		77,993	34.00%	26,518	341	—	—	26,859
Haemodum Solar Co., Ltd.		6,871	49.00%	3,367	—	—	—	3,367
Yangyang Wind Power Co., Ltd.		21,642	50.00%	10,821	43	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		22,722	14.95%	3,396	3,580	—	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		18,253	14.95%	2,728	2,171	—	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		11,053	14.95%	1,652	5	—	—	1,657

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2022
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Stavro Holding II A.B.	~~W~~	85,856	20.00%	17,171	—	—	—	17,171
Solaseado Solar Power Co., Ltd.		38,230	38.90%	14,872	1,361	—	—	16,233
Yeongam Solar Power Co., Ltd.		47,923	19.00%	9,105	774	—	—	9,879
Samsu Wind Power Co., Ltd.		16,869	19.00%	3,205	—	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		84,683	25.00%	21,171	5,643	—	—	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,777	29.53%	21,196	527	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,319	90.00%	15,587	—	—	—	15,587
PT Barito Wahana Tenaga		447,688	30.61%	137,047	—	—	—	137,047
Cheongna Energy Co., Ltd.		17,595	50.10%	8,815	3,137	(1,194)	—	10,758
Naepo Green Energy Co., Ltd.		(51,219)	29.20%	(14,956)	—	—	14,956	—
Dayone Energy Co., Ltd.		(59,627)	46.30%	(27,607)	—	(868)	28,475	—
OneEnergy Asia Limited		366,764	40.00%	146,706	25,512	—	—	172,218
KAS Investment I LLC		61,046	29.89%	18,247	—	—	—	18,247
KAS Investment II LLC		60,800	29.89%	18,173	—	—	—	18,173
Energyco Co., Ltd.		4,692	29.00%	1,361	829	—	—	2,190
CAES, LLC		49,670	36.00%	17,881	2,924	—	—	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		17,207	49.00%	8,432	39	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		3,133	28.02%	878	290	—	—	1,168
Bitsolar Energy Co., Ltd.		(4,545)	27.10%	(1,232)	352	—	1,232	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,358	60.00%	815	98	—	—	913
Omisan Wind Power Co., Ltd.		24,393	42.00%	10,245	166	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		12,184	75.00%	9,138	1,427	—	—	10,565
Yeongwol Eco Wind Co., Ltd.		4,575	29.00%	1,327	1,828	—	—	3,155
Gurae Resident Power Co., Ltd.		1,182	29.00%	343	48	—	—	391
Cheongju Eco Park Co., Ltd.		35,500	29.00%	10,295	195	—	—	10,490
Enel X Midland Photovoltaic, LLC		9,279	20.00%	1,856	—	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		10,128	29.00%	2,937	556	—	—	3,493
KEPCO KPS CARABAO Corp.		443	40.00%	177	—	—	—	177
Prime Swedish Holding AB		77,828	45.00%	35,023	1,222	—	—	36,245
Goheung New Energy Co., Ltd.		23,289	46.15%	10,748	1,084	—	—	11,832
Gunsan Land Solar Co., Ltd.		36,586	75.29%	27,544	—	—	—	27,544
CapMan Lynx SCA, SICAR		9,908	50.00%	4,954	—	—	(4,954)	—
International Offshore Power Transmission Holding Company Limited		(66,788)	35.00%	(23,376)	(2)	—	23,378	—
Pyeongchang Wind Power Co., Ltd.		24,938	58.00%	14,464	—	—	—	14,464
Eumseong Eco Park Co., Ltd.		17,173	29.00%	4,980	577	—	—	5,557
Songsan Green Energy Co., Ltd.		5,500	25.00%	1,375	12	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		1,490	33.33%	497	—	—	—	497
Hasami Wind Farm Corporation		3,100	29.00%	899	690	—	—	1,589
PungBack Wind Farm Corporation		15,290	37.00%	5,657	1,086	—	—	6,743
Trumbull Asset Management, LLC		316	78.00%	246	—	—	—	246
S-Power Chile SpA		(20)	50.00%	(10)	—	—	137	127
Seungmun Green Energy		27,440	33.00%	9,054	—	—	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		3,833	80.00%	3,066	—	—	—	3,066

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		84,885	29.00%	24,617	—	—	—	24,617
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
Gangwon Wind Power Co., Ltd.		70,032	15.00%	10,505	49	—	—	10,554
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Taebaek Wind Power Co., Ltd.		27,199	25.00%	6,800	—	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		13,426	25.00%	3,357	—	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		21,644	25.00%	5,411	—	—	—	5,411
Daeryun Power Co., Ltd.		281,005	9.34%	26,246	—	—	(820)	25,426
Changjuk Wind Power Co., Ltd.		27,849	30.00%	8,355	—	—	—	8,355
KNH Solar Co., Ltd.		8,436	27.00%	2,278	—	—	—	2,278
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
KNOC Nigerian East Oil Co., Ltd.		(78,029)	14.63%	(11,416)	—	—	11,416	—
KNOC Nigerian West Oil Co., Ltd.		(71,735)	14.63%	(10,495)	—	—	10,495	—
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
Pioneer Gas Power Limited		(155,789)	38.50%	(59,975)	22,278	—	37,697	—
Eurasia Energy Holdings		(476)	40.00%	(190)	—	—	190	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
PT. Mutiara Jawa		8,857	29.00%	2,569	—	—	—	2,569
Samcheok Eco Materials Co., Ltd.		24,691	25.54%	6,306	—	—	(6,306)	—
Noeul Green Energy Co., Ltd.		13,132	29.00%	3,808	—	—	—	3,808
Goseong Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Gangneung Eco Power Co., Ltd.		150,144	1.61%	2,419	—	(131)	—	2,288
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	2	223
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Jinbhuvish Power Generation Pvt. Ltd.		49,931	5.16%	2,576	—	—	(2,576)	—
Daejung Offshore Wind Power Co., Ltd.		3,657	46.59%	1,704	—	—	—	1,704
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
Daegu Photovoltaic Co., Ltd.		8,076	29.00%	2,342	—	—	—	2,342
Busan Green Energy Co., Ltd.		17,352	29.00%	5,032	—	—	—	5,032
Gunsan Bio Energy Co., Ltd.		(20,478)	18.87%	(3,864)	—	—	3,864	—
Korea Electric Vehicle Charging Service		7,144	17.50%	1,250	—	—	—	1,250
Hansuwon KNP Co., Ltd.		1,309	28.98%	379	—	—	(160)	219
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
Energy Infra Asset Management Co., Ltd.		10,770	9.90%	1,066	—	—	—	1,066
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		2,464	29.00%	715	1	—	—	716
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
Gwangyang Green Energy Co., Ltd.		127,239	20.00%	25,448	18	—	—	25,466
PND solar Co., Ltd.		3,708	29.00%	1,075	154	—	—	1,229
Hyundai Eco Energy Co., Ltd.		28,198	19.00%	5,358	214	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		(692)	9.63%	(67)	300	—	—	233
Green Energy Electricity Generation Co., Ltd.		3,222	29.00%	934	779	—	—	1,713
Korea Energy Solutions Co., Ltd.		614	20.00%	123	—	—	—	123
ITR Co., Ltd.		157	20.00%	31	1	—	—	32
Structure test network Co., Ltd.		1,265	20.00%	253	53	—	—	306

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	~~W~~	2,272	15.00%	341	20	—	—	361
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
Indeck Niles Asset Management, LLC		334	33.33%	111	—	—	—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,567	49.00%	7,138	—	—	—	7,138
Suwon New Power Co., Ltd.		1,967	39.90%	785	—	250	—	1,035
KPGE Inc.		1,066	29.00%	309	—	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		10,205	44.00%	4,490	316	—	—	4,806
Go deok Clean Energy Co., Ltd.		10,755	40.00%	4,302	—	—	—	4,302
SureDataLab Co., Ltd.		533	23.95%	128	—	—	—	128
SEP Co., Ltd.		32	21.26%	7	—	—	—	7
Hankook Electric Power Information Co., Ltd.		636	25.25%	161	—	—	—	161
Tronix Co., Ltd.		547	20.00%	109	—	—	—	109
O2&B Global Co., Ltd.		177	20.00%	35	—	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		3,871	20.00%	774	494	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		(999)	29.90%	(299)	24	—	275	—
Goesan Solar Park Co., Ltd.		6,644	29.00%	1,927	—	—	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		27,140	35.00%	9,499	739	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		15,021	29.00%	4,356	—	—	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		3,038	30.00%	911	—	—	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		1,647	42.58%	701	20	—	—	721
Muan Solar park Co., Ltd.		28,788	20.00%	5,758	325	—	—	6,083
YuDang Solar Co., Ltd.		2,826	20.00%	565	—	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		29,838	20.00%	5,968	816	—	—	6,784
Daewon Green Energy Co., Ltd.		15,118	25.36%	3,833	44	—	—	3,877
G.GURU Co., Ltd.		1,636	24.65%	403	—	—	—	403
UD4M Co., Ltd.		1,154	12.50%	144	—	—	—	144
Dongbu Highway Solar Co., Ltd.		1,073	20.00%	215	50	—	—	265
Seobu Highway Solar Co., Ltd.		1,444	20.00%	289	—	—	—	289
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		2,755	65.00%	1,791	87	—	—	1,878
KOSTURE Co., Ltd.		124	0.26%	—	—	—	—	—
Digital Innovation Growth Fund		12,857	76.92%	9,890	—	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		41,602	39.65%	16,495	—	—	—	16,495
Chuncheon Green Energy Co., Ltd.		4,881	68.00%	3,319	53	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		4	48.72%	2	93	—	—	95
Yeongyang Wind Power Corporation II		19,516	30.00%	5,855	2,110	—	—	7,965
Haeparang Energy Co., Ltd.		8,885	25.00%	2,221	20	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		8,296	69.55%	5,770	230	—	—	6,000
<Joint ventures>
KEPCO-Uhde Inc.		114	50.85%	58	—	—	—	58
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
Shuweihat Asia Operation & Maintenance Company		2,509	55.00%	1,380	—	—	—	1,380
Waterbury Lake Uranium L.P.		65,226	33.10%	21,590	—	—	—	21,590
ASM-BG Investicii AD		37,384	50.00%	18,692	—	—	—	18,692
RES Technology AD		33,405	50.00%	16,703	—	—	—	16,703
KV Holdings, Inc.		6,317	40.00%	2,527	—	—	—	2,527
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		16,588	40.00%	6,635	—	—	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	~~W~~	110,542	40.00%	44,217	—	—	—	44,217
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
Rabigh Operation & Maintenance Company Limited		10,177	40.00%	4,071	—	—	—	4,071
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
KW Nuclear Components Co., Ltd.		35,355	45.00%	15,910	—	—	(176)	15,734
Busan Shinho Solar Power Co., Ltd.		23,363	25.00%	5,841	—	—	—	5,841
Global Trade Of Power System Co., Ltd.		2,058	29.00%	597	—	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		10,634	29.00%	3,084	—	—	—	3,084
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KAPES, Inc.		33,691	51.00%	17,182	—	(20,697)	3,515	—
Honam Wind Power Co., Ltd.		13,823	29.00%	4,009	32	—	—	4,041
Korea Power Engineering Service Co., Ltd.		18,671	29.00%	5,415	—	—	—	5,415
Chun-cheon Energy Co., Ltd.		87,427	29.90%	26,141	3	—	(248)	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		18,149	15.00%	2,722	6	—	—	2,728
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
Incheon New Power Co., Ltd.		634	29.00%	184	—	—	(184)	—
Seokmun Energy Co., Ltd.		47,732	29.00%	13,842	—	—	—	13,842
Daehan Wind Power PSC		10,308	50.00%	5,154	—	—	—	5,154
Barakah One Company		(243,855)	18.00%	(43,894)	—	1,058	42,836	—
Nawah Energy Company		1,632	18.00%	294	—	—	—	294
MOMENTUM		1,104	33.33%	368	—	—	—	368
Daegu Green Power Co., Ltd.		81,768	54.24%	44,351	84	—	(20,381)	24,054
Yeonggwang Wind Power Co., Ltd.		37,291	46.00%	17,154	492	—	—	17,646
Chester Solar IV SpA		(178)	45.00%	(80)	60	—	20	—
Chester Solar V SpA		(222)	45.00%	(100)	125	—	—	25
Diego de Almagro Solar SpA		583	45.00%	262	100	—	—	362
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Daesan Green Energy Co., Ltd.		60,697	35.00%	21,244	—	—	—	21,244
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
RE Barren Ridge 1 Holdings LLC		114,338	50.00%	57,169	—	—	(55,286)	1,883
RE Astoria 2 LandCo LLC		11,996	50.00%	5,998	—	—	—	5,998
RE Barren Ridge LandCo LLC		4,239	50.00%	2,120	—	—	—	2,120
Laurel SpA		216	45.00%	97	193	—	—	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,236	12.37%	3,616	9	—	—	3,625
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		13,941	29.01%	4,045	61	—	—	4,106
Chester Solar I SpA		1,922	45.00%	865	255	—	—	1,120
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
Saemangeum Solar Power Co., Ltd.		29,552	81.01%	23,939	—	—	—	23,939
Chungsongmeon BongSan wind power Co., Ltd.		6,987	29.00%	2,026	1,782	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		6,753	29.00%	1,958	—	—	—	1,958
DE Energia SpA		(10,386)	49.00%	(5,089)	—	—	14,010	8,921
Dangjin Eco Power Co., Ltd.		75,787	34.00%	25,768	341	—	—	26,109
Haemodum Solar Co., Ltd.		6,288	49.00%	3,081	—	—	—	3,081
Yangyang Wind Power Co., Ltd.		22,295	50.00%	11,148	43	—	—	11,191
HORUS SOLAR, S.A. DE C.V.		15,136	14.95%	2,262	3,580	—	—	5,842
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		15,822	14.95%	2,365	2,171	—	—	4,536
SUNMEX RENOVABLES, S.A. DE C.V.		10,738	14.95%	1,605	5	—	—	1,610

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Group’s investments in consolidated financial statements as of December 31, 2022 and 2021 are as follows, continued:

In millions of won
2021
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Joint ventures>
Stavro Holding II A.B.	~~W~~	88,133	20.00%	17,627	—	—	—	17,627
Solaseado Solar Power Co., Ltd.		21,928	38.90%	8,530	1,361	—	—	9,891
Yeongam Solar Power Co., Ltd.		31,919	19.00%	6,065	773	—	—	6,838
Samsu Wind Power Co., Ltd.		14,882	19.00%	2,828	—	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		65,823	25.00%	16,456	5,643	—	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		10,190	49.00%	4,993	—	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,872	29.53%	20,929	527	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,098	90.00%	16,288	—	—	—	16,288
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Cheongna Energy Co., Ltd.		18,485	50.10%	9,261	3,137	(1,200)	—	11,198
Naepo Green Energy Co., Ltd.		(26,530)	29.20%	(7,747)	—	—	7,747	—
Dayone Energy Co., Ltd.		(51,842)	46.30%	(24,003)	—	(882)	24,885	—
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
KAS Investment I LLC		51,098	29.89%	15,273	—	—	—	15,273
KAS Investment II LLC		50,895	29.89%	15,213	—	—	—	15,213
Energyco Co., Ltd.		2,435	29.00%	706	829	—	—	1,535
CAES, LLC		43,089	36.00%	15,512	2,923	—	—	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		14,146	49.00%	6,932	39	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		1,148	28.02%	322	290	—	—	612
Bitsolar Energy Co., Ltd.		(5,033)	27.10%	(1,364)	352	—	1,364	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		935	60.00%	561	98	—	—	659
Omisan Wind Power Co., Ltd.		24,922	42.00%	10,467	166	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		11,091	75.00%	8,318	1,425	—	—	9,743
Yeongwol Eco Wind Co., Ltd.		4,718	29.00%	1,368	1,828	—	—	3,196
Gurae Resident Power Co., Ltd.		1,198	29.00%	347	48	—	—	395
Cheongju Eco Park Co., Ltd.		18,172	29.00%	5,270	195	—	—	5,465
Enel X Midland Photovoltaic, LLC		8,442	20.00%	1,688	—	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		18,956	29.00%	5,497	556	—	—	6,053
KEPCO KPS CARABAO Corp.		966	40.00%	386	—	—	—	386
Prime Swedish Holding AB		34,237	45.00%	15,407	34	—	—	15,441
Goheung New Energy Co., Ltd.		23,020	46.15%	10,624	1,084	—	—	11,708
Gunsan Land Solar Co., Ltd.		25,658	75.29%	19,317	—	—	—	19,317
CapMan Lynx SCA, SICAR		19,952	50.00%	9,976	—	—	—	9,976
International Offshore Power Transmission Holding Company Limited		5	35.00%	2	(2)	—	—	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2022 and 2021, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

In millions of won	2022			2021
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Eurasia Energy Holdings	~~W~~	13	203	15	190
Gunsan Bio Energy Co., Ltd.		122	3,986	282	3,864
Dayone Energy Co., Ltd.		3,565	27,017	(1,244)	23,452
Nghi Son 2 Power LLC		(18,940)	—	(114,340)	18,940
Samcheok Eco Materials Co., Ltd.		344	806	(323)	462
Naepo Green Energy Co., Ltd.		7,209	14,956	5,469	7,747
Barakah One Company		51,137	93,973	(26,502)	42,836
Pioneer Gas Power Limited		19,248	56,877	21,691	37,629
Incheon New Power Co., Ltd.		(163)	—	(31)	163
Bigeum Resident Photovoltaic Power Co., Ltd.		162	460	182	298
KAPES, Inc.		(355)	3,160	317	3,515
Chester Solar IV SpA		(21)	—	21	21
ITR Co., Ltd.		5	5	—	—
SEP Co., Ltd.		14	14	—	—
International Offshore Power Transmission Holding Company Limited		23,378	23,378	—	—
Noeul Green Energy Co., Ltd.		5,470	5,470	—	—
Gangneung Eco Power Co., Ltd.		14	14	—	—

(7)	As of December 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Group provided a performance guarantee on this agreement.

(ii)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Group guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(v)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vi)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vii)	Chester Solar I SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(viii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar V SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Laurel SpA

According to the shareholders’ agreement, the Group has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Hyundai Green Power Co., Ltd.

As of December 31, 2022, the Group has call option against the financial investors (IBK and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Group has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiii)	Kosture Co., Ltd.

The Group acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(xiv)	Omisan Wind Power Co., Ltd.

When the Group requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares or transfer them to others at fair value.

(xv)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(xvi)	Seungmun Green Energy

According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of December 31, 2022 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of December 31, 2022 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,298,409	(27,405)	—	(27,472)	14,243,532
Buildings		24,230,827	(50,437)	(10,931,672)	(6,955)	13,241,763
Structures		83,055,890	(165,608)	(32,596,265)	(10,390)	50,283,627
Machinery		108,749,243	(127,126)	(54,015,594)	(541,864)	54,064,659
Ships		17,264	—	(3,788)	—	13,476
Vehicles		393,046	(2,045)	(305,242)	(117)	85,642
Equipment		2,168,348	(6,608)	(1,732,564)	(43)	429,133
Tools		1,306,509	(99)	(1,128,002)	(6)	178,402
Construction-in-progress		28,064,266	(135,926)	—	(22,795)	27,905,545
Right-of-use assets		5,992,724	—	(2,281,599)	—	3,711,125
Asset retirement costs		17,620,603	—	(6,185,214)	(146,422)	11,288,967
Others		15,520,160	—	(13,100,723)	—	2,419,437

	~~W~~	301,417,289	(515,254)	(122,280,663)	(756,064)	177,865,308

In millions of won	2021
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,974,569	(52,122)	(10,041,270)	(7,073)	12,874,104
Structures		78,474,620	(172,021)	(30,171,363)	(13,205)	48,118,031
Machinery		101,062,220	(140,082)	(48,791,847)	(514,991)	51,615,300
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	~~W~~	287,628,367	(501,409)	(113,125,414)	(866,906)	173,134,638

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,107,965	9,535	(49,377)	—	—	202,814	14,270,937
(Government grants)		(23,474)	—	1	—	—	(3,932)	(27,405)
Buildings		12,926,226	3,202	(19,918)	(906,528)	(449)	1,289,667	13,292,200
(Government grants)		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		48,290,052	217,450	(277,308)	(2,677,395)	(3,669)	4,900,105	50,449,235
(Government grants)		(172,021)	—	1,250	9,568	—	(4,405)	(165,608)
Machinery		51,755,382	248,932	(188,924)	(5,748,407)	(33,191)	8,157,993	54,191,785
(Government grants)		(140,082)	—	405	17,283	—	(4,732)	(127,126)
Ships		177	—	—	(1,053)	—	14,352	13,476
Vehicles		89,257	1,813	(88)	(41,907)	—	38,612	87,687
(Government grants)		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		397,183	79,369	(183)	(205,908)	(1)	165,281	435,741
(Government grants)		(149)	—	—	494	—	(6,953)	(6,608)
Tools		183,065	25,291	(180)	(77,902)	—	48,227	178,501
(Government grants)		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		30,156,094	11,671,907	(197,293)	—	134,735	(13,723,972)	28,041,471
(Government grants)		(111,822)	23,155	17	—	—	(47,276)	(135,926)
Right-of-use assets		4,059,397	197,016	(2,838)	(509,068)	—	(33,382)	3,711,125
Asset retirement costs		8,925,388	—	—	(1,133,866)	—	3,497,445	11,288,967
Others		2,745,861	9,028	(22,531)	(1,036,132)	—	723,211	2,419,437

	~~W~~	173,134,638	12,486,698	(756,967)	(12,304,766)	97,425	5,208,280	177,865,308

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,210,171	12,926,226
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	630	(319,287)	(2,582,488)	(741)	4,933,083	48,290,052
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,425)	—	7,343,697	51,755,382
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,964,938	12,183,430	(66,965)	—	(3,315)	(12,921,994)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(558,565)	—	9,370	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	~~W~~	168,710,600	12,638,471	(613,515)	(11,774,945)	(4,056)	4,178,083	173,134,638

(3)

The group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ~~W~~94,264 million as revenue and ~~W~~63,405 as expense in profit or loss for the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

19.	Investment Properties

(1)	Investment properties as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	194,417	—	—	194,417
Buildings		20,241	(21)	(6,351)	13,869

	~~W~~	214,658	(21)	(6,351)	208,286

In millions of won	2021
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	~~W~~	221,148	(30)	(8,334)	212,784

(2)	Changes in investment properties for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	201,605	(208)	—	(6,980)	194,417
Buildings		11,209	—	(487)	3,168	13,890
(Government grants)		(30)	—	1	8	(21)

	~~W~~	212,784	(208)	(486)	(3,804)	208,286

In millions of won	2021
	Beginning balance		Depreciation	Others	Ending balance
Land	~~W~~	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	~~W~~	225,195	(1,386)	(11,025)	212,784

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Rental income	~~W~~	9,775	10,118
Operating and maintenance expenses related to rental income		(587)	(1,386)

	~~W~~	9,188	8,732

(4)	Fair value of investment properties as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Book value		Fair value	Book value	Fair value
Land	~~W~~	194,417	292,827	201,605	268,702
Buildings		13,869	15,626	11,179	13,636

	~~W~~	208,286	308,453	212,784	282,338

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	2,783,935	3,495,964	(646,953)	5,594,946

(*)

For the year ended December 31, 2022, the increased balance of contracts from new orders is ~~W~~3,539,365 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~81,401 million.

In millions of won	2021
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in UAE and others	~~W~~	3,152,725	386,208	(754,998)	2,783,935

(*)

For the year ended December 31, 2021, the increased balance of contracts from new orders is ~~W~~458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~72,427 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	22,507,004	21,666,552	840,452	29,877

In millions of won	2021
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in UAE and others	~~W~~	22,051,129	20,967,097	1,084,032	23,238

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	118,983	120,952	82,306	5,330

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.
(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2022 from the amounts included in contract liabilities at the end of the prior year is ~~W~~ 5,051 million.

(4)

The contracts with purchasers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as contract date, contractual completion date, rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the purchasers. The purchasers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	2022.08.25	2029.04.25

(5)

Operating segments information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the year ended December 31, 2022 are as follows:

In millions of won	2022
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		Changes in estimates of contract revenue and costs	Amounts recognized in current profit or loss	Amounts recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	—	(333,283)	(340,965)	7,682	542,743	—	17,355	—	—	—
Electric power generation (Nuclear)		—	—	—	—	—	—	3,837	—	—	—
Plant maintenance & engineering service		1,938	2,987	(22,068)	25,055	24,972	15,663	71,694	2	85,757	18,681
Others		—	—	—	—	—	—	26,097	—	—	—

	~~W~~	1,938	(330,296)	(363,033)	32,737	567,715	15,663	118,983	2	85,757	18,681

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,002,040	(174)	(799,013)	(20)	202,833
Copyrights, patents rights and other industrial rights		104,559	—	(67,368)	(9,178)	28,013
Mining rights		625,845	—	(46,187)	(541,133)	38,525
Development expenditures		938,032	(3,477)	(883,527)	—	51,028
Intangible assets under development		76,625	(2,108)	—	(8,903)	65,614
Usage rights of donated assets and others		592,797	—	(435,518)	(136)	157,143
Leasehold rights		28,185	—	(23,297)	—	4,888
Greenhouse gas emissions rights		43,960	—	—	—	43,960
Others		551,396	(67)	(174,714)	(11,955)	364,660

	~~W~~	3,963,439	(5,826)	(2,429,624)	(571,325)	956,664

In millions of won	2021
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	~~W~~	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	162,596	22,532	(57)	(84,649)	—	102,585	203,007
(Government grants)		(91)	—	—	60	—	(143)	(174)
Copyrights, patents rights and other industrial rights		35,187	270	(37)	(7,136)	—	(271)	28,013
Mining rights		41,902	2,395	—	(4,296)	—	(1,476)	38,525
Development expenditures		72,944	—	—	(24,238)	—	5,799	54,505
(Government grants)		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		81,430	39,559	—	—	(14)	(53,253)	67,722
(Government grants)		(7,326)	—	—	—	—	5,218	(2,108)
Usage rights of donated assets and others		169,783	—	—	(11,394)	(150)	(1,096)	157,143
Leasehold rights		5,848	—	—	(960)	—	—	4,888
Greenhouse gas emissions rights		78,137	57,466	—	—	—	(91,643)	43,960
Others		407,558	4,073	(260)	(25,017)	—	(21,627)	364,727
(Government grants)		(71)	—	—	4	—	—	(67)

	~~W~~	1,044,077	126,295	(354)	(156,160)	(164)	(57,030)	956,664

In millions of won	2021
	Beginning balance		Acquisition	Disposal	Amortization	Reversal	Others	Ending balance
Software	~~W~~	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	~~W~~	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2022 and 2021 are as follows:

In millions of won and thousands of Australian dollars

2022
Type	Description	Currency	Amount	Remaining useful lives
Software	ORACLE license for SDIS integrated DB	KRW	5,509	3 years and 4 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	20,871	5 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	17,772	3 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,908	7 years and 6 months
Others	Occupancy and use of public waters	KRW	76,212	14 years and 1 months
	Greenhouse gas emissions rights	KRW	43,960	—
	Business rights	KRW	154,712	26 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars

2021
Type	Description	Currency	Amount	Remaining useful lives
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to APR NRC DC	KRW	25,045	6 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years and 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2022 and 2021, the Group recognized research and development expenses of ~~W~~727,810 million and ~~W~~689,397 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

22.	Trade and Other Payables

Trade and other payables as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	7,529,857	—	4,780,260	—
Non-trade payables		2,132,838	2,023,985	1,536,976	2,032,260
Accrued expenses		1,605,118	6,351	1,174,765	8,095
Leasehold deposits received		2,479	35	1,699	741
Other deposits received		97,408	47,863	72,063	68,050
Lease liabilities		614,037	3,549,106	583,558	3,826,945
Dividends payable		1,812	—	4,105	—
Others (*)		—	11,574	—	60,407

	~~W~~	11,983,549	5,638,914	8,153,426	5,996,498

(*)	Details of others as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	3,477	—	3,477
Others		—	8,097	—	56,930

	~~W~~	—	11,574	—	60,407

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Current liabilities
Short-term borrowings	~~W~~	8,820,425	2,920,563
Current portion of long-term borrowings		3,638,202	1,463,703
Current portion of debt securities		10,205,395	9,652,986
Less: Current portion of discount on long-term borrowings		(774)	(2,048)
Less: Current portion of discount on debt securities		(4,246)	(5,370)

		22,659,002	14,029,834

Non-current liabilities
Long-term borrowings		2,977,268	2,278,481
Debt securities		95,160,920	64,385,784
Less: Discount on long-term borrowings		(14,945)	(12,857)
Less: Discount on debt securities		(177,543)	(152,760)
Add: Premium on debt securities		663	1,031

		97,946,363	66,499,679

	~~W~~	120,605,365	80,529,513

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2022 and 2021 are as follows:

In millions of won
2022
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	12,458,627	10,205,395
1~ 5 years		1,472,655	65,278,587
Over 5 years		1,504,613	29,882,333

	~~W~~	15,435,895	105,366,315

In millions of won
2021
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	~~W~~	6,662,747	74,038,770

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2022 and 2021 are as follows:

In millions of won and thousands of USD
2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	3.21 ~ 5.80	2023.01.02 ~ 2023.12.31	—	~~W~~	5,549,120
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11 ~ 1.70	2023.05.25 ~ 2023.11.24	—		3,000,000
Local short-term borrowings	Shinhan Bank	6M Bank Debenture Rate +1.77	2023.11.17	—		50,000
Local short-term borrowings	Korea Development Bank	4.15	2023.01.06	—		3,400
Foreign short-term borrowings	Shinhan Bank	5.19	2023.02.28	USD 12,045		15,264
Foreign short-term borrowings	Shinhan Bank	SOFR(1M) + 0.65	2023.02.27	USD 40,000		50,692
Foreign short-term borrowings	Kookmin Bank and others	3.32 ~ 5.88	2023.01.09 ~ 2023.06.12	USD 91,796		116,333
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.32
		4.83	2023.01.06 ~ 2023.02.24	—		35,616

					~~W~~	8,820,425

In millions of won and thousands of foreign currencies
2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency	Local currency
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~ 2022.12.31	—	~~W~~	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~ 2022.02.08	—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~ 2022.03.30	USD 157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~ 2022.08.31	USD 78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR 72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~ 2022.02.26	—		208,018
					~~W~~	2,920,563

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2022 and 2021 are as follows:

In millions of won and thousands of foreign currencies
2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	~~W~~	2,133
	Facility	2.50~4.60	2023~2028	—		28,420
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate +0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60	2028	—		8,137
	Facility	3yr KTB rate-1.50	2028	—		3,821
Export-Import Bank of Korea	Project loans	1.50	2026	—		10,312
	Facility	1.32	2028	—		58,100
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.50~1.75	2023~2028	—		11,175
	Facility	3yr KTB rate-2.50	2023~2024	—		393
	Project loans	—	2023~2027	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		19,195
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		78,905
	Others	Standard overdraft rate+1.00	2034	—		78,905
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79 5.04	2023~2035	—		105,155
	Others	4.00	2025	—		20,700
Woori Bank	Facility	3M Libor+1.90 5.04	2035~2042	—		48,823
Others	Facility	3.50~6.80	2028~2044	—		690,259
	Facility	CB rate+1.10 1.75~4.56	2024~2036	—		103,131
	PF Refinancing	CB rate+1.25	2030	—		7,634
	PF Refinancing	4.10	2030	—		21,206
	Securitized debts (*)	3M CD+1.80	2025			33,476
	Others	4.40~7.90	2023~2039	—		120,217
	Others	1.80~4.50	2031~2034	—		49,929

						4,981,208

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2022 and 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
2022
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744		11,081
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD	78.094		98,969
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD	91,051		162,692
	Facility	6M Libor+1.70~2.50 SOFR(3M) +1.83	2039~2032	USD	132,168		167,496
Kookmin Bank and others	EBL	SOFR(1M)+0.11~0.75	2024	USD	149,592		189,578
Riyad Bank	EBL	SOFR(3M)+1.20	2025	USD	49,870		63,201
POSCO and others	Shareholder’s loan	8.00	2025	USD	10,005		12,680
	Shareholder’s loan	8.00	2031	JOD	4,853		8,671
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	4,752,934		45,304
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY	2,613,385		24,910
Solar Construction Lendings, LLC	Facility	5.00	2025	USD	31,140		39,464
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	40,531		54,765
IFC and others	Others	6M Libor+5.00 SOFR(3M)+1.83~1.99 5.41~6.19	2028~2031	USD	408,408		517,575
Hanwha US Solar Private Fund and others	PF Refinancing	3.00	2038	USD	58,308		73,894
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD	190,860		163,836
Others	Others	—	—	USD	116		146

							1,634,262

							6,615,470
Less: Discount on long-term borrowings							(15,719)
Less: Current portion of long-term borrowings							(3,638,202)
Add: Current portion of discount on long-term borrowings							774

						~~W~~	2,962,323

(*)	The main reasons for early repayment of securitized debts as of December 31, 2022 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The consolidated entity is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2022 and 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
2021
Type		Interest rate (%)	Maturity	Foreign currency		Local currency

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044		—	~~W~~	2,509
	Facility	2.50~4.60	2022~2028		—		39,430
	Operating funds	2.33	2022		—		20,000
	Operating funds	1yr KDB bond rate +0.81~0.95	2022~2023		—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025		—		1,050,000
	Facility	4.60	2028		—		9,647
	Facility	3yr KTB rate-1.25	2022~2028		—		4,485
IBK	PF Refinancing	CD+1.25	2030		—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026		—		13,258
	Facility	1.32	2028		—		32,000
	Operating funds	1.78	2023		—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025		—		8,971
	Facility	3yr KTB rate-2.25	2022~2024		—		995
	Project loans	—	2023		—		1,197
	Others	1.75	2028		—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028		—		14,470
	Commercial Paper	3M CD+0.38	2025		—		150,000
	Others	3.95	2034		—		84,179
	Others	Standard overdraft rate+1.00	2034		—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031		—		59,333
Others	Facility	2.80~6.80	2024~2039		—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037		—		171,733
	PF Refinancing	3.80~5.00	2030~2034		—		71,742
	PF Refinancing	1.75	2029		—		22,265
	Others	4.40~7.90	2022~2038		—		116,367
	Others	1.80~4.50	2031~2034		—		49,928

							2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD	8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD	89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD	107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD	103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD	11,953		14,171
	Shareholder’s loan	8.00	2031	JOD	4,853		8,114
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY	5,144,387		53,000
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY	2,820,708		29,060
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR	36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD	230,018		272,686
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD	94,135		111,597
Others	Others	—	—	USD	54,607		64,737

							1,021,829

							3,742,184
Less: Discount on long-term borrowings							(14,905)
Less: Current portion of long-term borrowings							(1,463,703)
Add: Current portion of discount on long-term borrowings							2,048

						~~W~~	2,265,624

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2022 and 2021 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	2022		2021

Electricity Bonds	2012.03.27~2022.12.28	2023.01.11~2052.04.21	1.14~5.99	~~W~~	61,190,000	34,080,000

Corporate Bonds (*)	2009.10.16~2022.12.20	2023.01.11~2052.08.24	1.01~6.06		29,293,188	28,194,472

Corporate Bonds	2021.05.26	2041.05.25	2.00		11,578	—

					90,494,766	62,274,472

Less: Discount on local debt securities					(56,924)	(52,723)

Less: Current portion of local debt securities					(8,401,619)	(7,432,647)
Add: Current portion of discount on local debt securities					2,344	2,510

				~~W~~	82,038,567	54,791,612

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,619 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2022 and 2021 are as follows:

In millions of won and thousands of foreign currencies
2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	353,198
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		398,841
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		363,614
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		126,730
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		380,190
FY-17	2017.07.25	2027.07.25	3.13	USD	300,000		380,190
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		54,048
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		54,527
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		268,208
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD	1,400,000		1,774,220
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		274,574
FY-19	2019.06.24	2024.06.24	2.50	USD	500,000		633,650
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		411,861
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		257,523
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	360,899		457,368
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		380,190
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		633,650
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		633,650
FY-20	2020.08.03	2026.02.03	1.00	USD	300,000		380,190
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		570,285
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		633,650
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		380,190
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		380,190
FY-22	2022.04.21	2027.04.21	3.63	USD	300,000		380,190
FY-22	2022.05.06	2025.05.06	3.60	USD	500,000		633,650
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD	800,000		1,013,840
FY-22	2022.06.28	2025.06.28	4.13	USD	300,000		380,190
FY-22	2022.07.27	2027.07.27	4.25	USD	700,000		887,110
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD	800,000		1,013,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD	2,350,000		381,992

							14,871,549
Less: Discount on foreign debt securities							(124,865)
Add: Premium on foreign debt securities							663
Less: Current portion of foreign debt securities							(1,803,776)
Add: Current portion of discount on foreign debt securities							1,902

						~~W~~	12,945,473

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2022 and 2021 are as follows, continued:

In millions of won and thousands of foreign currencies
2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD	278,701	~~W~~	330,400
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD	314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD	286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD	750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD	100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD	300,000		355,650
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD	800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR	40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK	450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD	1,650,000		250,850
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD	1,400,000		1,659,700
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD	800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF	200,000		259,494
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF	300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD	300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD	300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD	371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD	300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD	500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD	500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD	300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD	450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD	500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD	300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD	300,000		355,650

							11,764,298
Less: Discount on foreign debt securities							(105,407)
Add: Premium on foreign debt securities							1,031
Less: Current portion of foreign debt securities							(2,220,339)
Add: Current portion of discount on foreign debt securities							2,860

						~~W~~	9,442,443

(7)	Changes in borrowings and debt securities for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	80,529,513	69,724,581
Cash flow		39,193,816	9,653,394
Effect of exchange rate fluctuations		906,877	1,001,493
Others		(24,841)	150,045

Ending balance	~~W~~	120,605,365	80,529,513

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~235,473 million and ~~W~~199,490 million respectively, as expense for the years ended December 31, 2022 and 2021. The Group also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~3,147 million and ~~W~~2,349 million respectively, as expense for the years ended December 31, 2022 and 2021. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	886,076	(224,277)	661,799
Buildings		135,290	(60,434)	74,856
Structures		30,879	(6,914)	23,965
Machinery		1,737	(902)	835
Ships		4,151,460	(1,554,597)	2,596,863
Vehicles		35,712	(20,996)	14,716
Others (*)		751,570	(413,479)	338,091

	~~W~~	5,992,724	(2,281,599)	3,711,125

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

In millions of won	2021
	Acquisition cost		Accumulated depreciation	Book value
Land	~~W~~	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others (*)		2,650,728	(2,371,560)	279,168

	~~W~~	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

24.	Lease, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	652,795	63,654	(41,260)	—	(13,390)	661,799
Buildings		62,884	42,399	(30,243)	(1,042)	858	74,856
Structures		21,148	4,256	(1,758)	—	319	23,965
Machinery		565	429	(159)	—	—	835
Ships		3,029,219	—	(393,677)	—	(38,679)	2,596,863
Vehicles		13,618	13,475	(8,673)	(962)	(2,742)	14,716
Others		279,168	72,803	(33,298)	(834)	20,252	338,091

	~~W~~	4,059,397	197,016	(509,068)	(2,838)	(33,382)	3,711,125

In millions of won	2021
	Beginning balance		Increase	Depreciation	Decrease	Others	Ending balance
Land	~~W~~	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(54,435)	(10,311)	528	279,168

	~~W~~	4,542,166	78,213	(558,565)	(11,787)	9,370	4,059,397

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

24.	Lease, Continued

(4)	Lease liabilities as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Less than 1 year	~~W~~	639,756	620,121
1 ~ 5 years		2,047,584	2,158,145
More than 5 years		1,925,012	2,150,722

		4,612,352	4,928,988
Less: Discount		(449,209)	(518,485)

Present value of lease payment	~~W~~	4,163,143	4,410,503

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Current lease liabilities	~~W~~	614,037	583,558
Non-current lease liabilities		3,549,106	3,826,945

	~~W~~	4,163,143	4,410,503

(6)	Changes in lease liabilities for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,410,503	109,019	(654,236)	91,590	206,267	4,163,143

In millions of won	2021
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Depreciation of right-of-use assets	~~W~~	509,068	558,565
Interest expenses of lease liabilities		91,590	93,651
Leases expenses for short-term leases		235,473	199,490
Leases expenses for leases of low-value assets		3,147	2,349
Variable lease payments		112,158	54,675

	~~W~~	951,436	908,730

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ~~W~~1,005,014 million and ~~W~~ 922,200 million, for the years ended December 31, 2022 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 27 energy storage system installation projects and 133 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Finance income on the net investment in the lease	~~W~~	122,355	111,569

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Less than 1 year	~~W~~	181,930	172,528
1 ~ 2 years		169,693	163,937
2 ~ 3 years		166,787	158,933
3 ~ 4 years		166,196	156,450
4 ~ 5 years		166,965	155,068
More than 5 years		1,527,093	1,588,403

		2,378,664	2,395,319
Less: Unearned finance income		(1,139,274)	(1,194,627)

Net investment in the lease (*)	~~W~~	1,239,390	1,200,692

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~22,910 million and ~~W~~19,574 million, as of December 31, 2022 and 2021, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.08% per year as of December 31, 2022. (prior year : 0.00% ~ 16.83%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	768	990
Bad debt expense		3,737	—
Reversal of allowance of doubtful accounts		—	(222)

Ending balance	~~W~~	4,505	768

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Net defined benefit asset	~~W~~	198,626	20,871
Net defined benefit obligations		825,927	1,675,741
Other long-term employee benefit obligations		2,794	3,417

(2)	Principal assumptions used for actuarial valuation as of December 31, 2022 and 2021 are as follows:

	2022	2021
Discount rate	5.16% ~ 5.19%	2.51% ~ 2.60%
Future salary and benefit levels	4.55%	4.28%
Weighted average duration	8.84 years	10.39 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Current service cost	~~W~~	496,722	524,942
Interest cost		116,256	91,877
Expected return on plan assets		(73,484)	(52,782)
Past service cost		125	5,483

	~~W~~	539,619	569,520

Expenses described above are recognized in those items below in the consolidated financial statements.

In millions of won	2022		2021
Cost of sales	~~W~~	404,243	416,287
Selling and administrative expenses		81,457	95,983
Others (Construction-in-progress and others)		53,919	57,250

	~~W~~	539,619	569,520

In addition, for the years ended December 31, 2022 and 2021, employee benefit obligations expenses of ~~W~~101,369 million and ~~W~~71,976 million, respectively, are recognized as cost of sales, and ~~W~~28,301 million and ~~W~~ 17,144 million, respectively, are recognized as selling and administrative expenses, and ~~W~~14,827 million and ~~W~~13,025 million, respectively, are recognized as construction-in-progress and others, relates to the Group’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Present value of defined benefit obligation from funded plans	~~W~~	3,776,715	4,564,417
Fair value of plan assets		(3,149,414)	(2,909,547)

Net liabilities incurred from defined benefit plans	~~W~~	627,301	1,654,870

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	4,564,417	4,570,614
Current service cost		496,722	524,942
Interest cost		116,256	91,877
Remeasurement component		(1,012,727)	(345,755)
Past service cost		125	5,483
Actual payments		(388,105)	(282,794)
Others		27	50

Ending balance	~~W~~	3,776,715	4,564,417

(6)	Changes in the fair value of plan assets for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	2,909,547	2,670,832
Expected return		73,484	52,782
Remeasurement component		(11,609)	(8,457)
Contributions by the employers		347,778	317,707
Actual payments		(169,786)	(123,317)

Ending balance	~~W~~	3,149,414	2,909,547

In addition, gain on accumulated remeasurement component amounting to ~~W~~614,805 million and gain on accumulated remeasurement component amounting to ~~W~~98,844 million have been recognized as other comprehensive income or loss for the years ended December 31, 2022 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Equity instruments	~~W~~	171,301	344,002
Debt instruments		854,640	744,167
Bank deposits		590,103	407,809
Others		1,533,370	1,413,569

	~~W~~	3,149,414	2,909,547

For the years ended December 31, 2022 and 2021, actual returns on plan assets amounted to ~~W~~61,875 million and ~~W~~44,325 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Actuarial gain from changes in financial assumptions	~~W~~	(967,366)	(258,194)
Experience adjustments, etc.		(45,361)	(87,561)
Expected return		11,609	8,457

	~~W~~	(1,001,118)	(337,298)

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

26.	Provisions

(1)	Provisions as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	1,045,058	—	1,048,939	—
Litigation
Litigation provisions		26,974	154,205	26,269	88,449
Decommissioning cost
Nuclear plants		—	23,035,427	—	19,461,461
Spent fuel		415,890	1,011,028	457,466	893,196
Radioactive waste		94,158	1,895,849	137,342	1,695,193
PCBs		—	88,359	—	103,665
Other recovery provisions		—	32,770	—	30,231
Others
Power plant regional support program		144,504	—	146,588	—
Transmission regional support program		239,235	—	250,288	—
Provisions for financial guarantee		22,895	44,345	21,032	59,809
Provisions for RPS		24,339	—	—	—
Provisions for greenhouse gas emissions obligations		298,876	—	655,544	—
Others		115,122	102,659	102,408	169,420

	~~W~~	2,427,051	26,364,642	2,845,876	22,501,424

(2)	Changes in provisions for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,048,939	997,281	(1,001,283)	—	121	1,045,058
Litigation
Litigation provisions		114,718	112,797	(39,633)	(6,360)	(343)	181,179
Decommissioning cost
Nuclear plants		19,461,461	3,630,830	(56,813)	—	(51)	23,035,427
Spent fuel		1,350,662	493,943	(417,687)	—	—	1,426,918
Radioactive waste		1,832,535	221,629	(64,157)	—	—	1,990,007
PCBs		103,665	1,949	(17,156)	(99)	—	88,359
Other recovery provisions		30,231	2,093	(165)	(751)	1,362	32,770
Others
Power plant regional support program		146,588	52,470	(54,554)	—	—	144,504
Transmission regional support program		250,288	176,424	(187,477)	—	—	239,235
Provisions for financial guarantee		80,841	4,738	(17,789)	—	(550)	67,240
Provisions for RPS		—	587,586	(556,993)	(6,254)	—	24,339
Provisions for greenhouse gas emissions obligations		655,544	387,299	(590,172)	(33,596)	(120,199)	298,876
Others		271,828	4,447	(39,566)	(19,853)	925	217,781

	~~W~~	25,347,300	6,673,486	(3,043,445)	(66,913)	(118,735)	28,791,693

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939
Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718
Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231
Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	~~W~~	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2022 are as follows:

In ten thousands of tons(tCO2-eq)	3rd planned period
	2021	2022	2023	2024	2025	Total
Allowances received free of charge from the government	15,085	14,789	14,784	4,928	4,928	54,514

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2022 and 2021 are as follows:

In ten thousands tons(tCO2-eq), millions of Won
	2022
	3rd planned period
	2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning(*)	16,433	524,658	14,942	62,735	11,166	8,529	3,671	—	3,696	6,873	49,908	602,795
Purchase (Sell)	1,191	267,433	1,343	272,824	32	6,315	35	7,185	—	—	2,601	553,757
Government Submission	(17,602)	(580,807)	(838)	(173,145)	—	245	—	—	—	—	(18,440)	(753,707)
Borrowing (carryforward)	(22)	(3,298)	286	45,847	48	12,225	22	5,699	—	—	334	60,473
Others	—	(207,986)	—	(16,256)	—	(8,529)	—	—	—	5,419	—	(227,352)

Ending	—	—	15,733	192,005	11,246	18,785	3,728	12,884	3,696	12,292	34,403	235,966

(*)	Changes such as additional allowances or cancellation of allocations are reflected.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2022 and 2021 are as follows, continued:

In ten thousands of tons(tCO2-eq) and millions of won
	2021
	2nd planned period		3rd planned period
	2020		2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
Beginning	17,905	357,355	16,051	38,338	15,782	—	15,782	—	5,261	—	5,261	—	58,137	38,338
Purchase (sell)	433	95,375	1,426	410,099	(31)	7,296	(43)	5,479	(75)	—	(50)	6,873	1,227	429,747
Government submission	(17,560)	(280,924)	—	—	—	—	—	—	—	—	—	—	—	—
Borrowing (carryforward)	(539)	(113,014)	352	76,221	277	55,439	10	3,050	—	—	—	—	639	134,710
Others	(239)	(58,792)	—	—	—	—	—	—	—	—	—	—	—	—

Ending	—	—	17,829	524,658	16,028	62,735	15,749	8,529	5,186	—	5,211	6,873	60,003	602,795

(iii)	The Group does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2022.

(iv)	The Group does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2022.

(v)	Estimated greenhouse gas emission of the Group for the year ended December 31, 2022 is 13,167 ten thousand tons.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

27.	Government Grants

(1)	Government grants as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Land	~~W~~	(27,405)	(23,474)
Buildings		(50,437)	(52,122)
Structures		(165,608)	(172,021)
Machinery		(127,126)	(140,082)
Vehicles		(2,045)	(1,675)
Equipment		(6,608)	(149)
Tools		(99)	(64)
Construction-in-progress		(135,926)	(111,822)
Investment properties		(21)	(30)
Software		(174)	(91)
Development expenditures		(3,477)	(3,820)
Intangible assets under development		(2,108)	(7,326)
Other intangible assets		(67)	(71)

	~~W~~	(521,101)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(50,755)	—	—	—	50,755	—
Land		(23,474)	—	—	—	1	(3,932)	(27,405)
Buildings		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		(172,021)	—	—	9,568	1,250	(4,405)	(165,608)
Machinery		(140,082)	—	—	17,283	405	(4,732)	(127,126)
Vehicles		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		(149)	—	—	494	—	(6,953)	(6,608)
Tools		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		(111,822)	—	23,155	—	17	(47,276)	(135,926)
Investment properties		(30)	—	—	1	—	8	(21)
Software		(91)	—	—	60	—	(143)	(174)
Development expenditures		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		(7,326)	—	—	—	—	5,218	(2,108)
Other intangible assets		(71)	—	—	4	—	—	(67)

	~~W~~	(512,747)	(50,755)	23,155	34,931	1,673	(17,358)	(521,101)

In millions of won	2021
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
Cash	~~W~~	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	~~W~~	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2022 and 2021 are as follows:

In millions of Won						2022

						Increase						Decrease
						Received			Interests			Used			Return
Department	Business Name	Description	Period	Budget	Beginning Balance	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Others	Ending Balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	17,735	—	—	71,685	—	—	—	—	—	(88,300)	—	—	—	—	1,120

In millions of Won						2021

						Increase						Decrease
						Received			Interests			Used			Return
Department	Business Name	Description	Period	Budget	Beginning Balance	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Others	Ending Balance
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	748	—	—	139,550	—	—	—	—	—	(122,563)	—	—	—	—	17,735

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

28.	Deferred Revenue

Deferred revenue for the years ended December 31, 2022 and 2021 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	2022		2021
Beginning balance	~~W~~	10,356,555	9,868,189
Increase		1,330,129	1,149,578
Recognized as revenue		(711,839)	(661,212)

Ending balance	~~W~~	10,974,845	10,356,555

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Current		Non-current	Current	Non-current
Advance received	~~W~~	4,544,206	284,618	4,157,916	398,056
Unearned revenue		86,584	7,200	40,187	6,517
Deferred revenue		702,430	10,272,415	659,397	9,697,158
Withholdings		207,217	2,408	345,892	5,171
Others		1,433,940	96,020	1,262,941	109,462

	~~W~~	6,974,377	10,662,661	6,466,333	10,216,364

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2022 and 2021 are as follows:

In millions of won except share information
	2022
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	2021
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in number of floating capital stock for the years ended December 31, 2022 and 2021 are as follows:

Number of shares	2022	2021
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings (deficit) as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		27,782,969	33,282,817
Retained earnings (deficit) before appropriations		(7,956,579)	10,370,517

Retained earnings	~~W~~	21,431,300	45,258,244

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Reserve for investment on social overhead capital	~~W~~	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		21,965,520	27,465,368
Reserve for equalizing dividends		210,000	210,000

	~~W~~	27,782,969	33,282,817

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	45,258,244	51,134,330
Loss for the year attributed to owners of the controlling company		(24,466,853)	(5,304,522)
Changes in equity method retained earnings		12,305	3,609
Remeasurements of defined benefit liability, net of tax		626,769	201,067
Transfer of gain or loss on valuation of financial assets at FVOCI		—	4,388
Dividends paid		—	(780,628)
Issuance of shares of capital by subsidiaries and others		835	—

Ending balance	~~W~~	21,431,300	45,258,244

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

In millions of won	2021
	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	1,216	780,628

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	3,970	361
Changes		12,305	3,609

Ending balance	~~W~~	16,275	3,970

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Beginning balance	~~W~~	98,844	(169,234)
Changes		964,791	327,957
Income tax effect		(338,022)	(126,890)
Transfer to reserve for business expansion		(110,808)	67,011

Ending balance	~~W~~	614,805	98,844

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

32.	Statement of Disposition of Deficit

For the year ended December 31, 2021, KEPCO’s deficit was disposed on March 29, 2022. For the year ended December 31, 2022, KEPCO’s deficits are expected to be disposed on March 28, 2023. Statements of disposition of deficit of KEPCO, the controlling company, for the years ended December 31, 2022 and 2021, respectively, are as follows:

In millions of won except for dividends per share	2022		2021
I. Deficit before disposition
Undisposed deficit carried over from prior years	~~W~~	—	—
Net loss		(25,297,713)	(5,607,732)
Remeasurement of the defined benefit plan		327,056	107,884

		(24,970,657)	(5,499,848)

II. Transfer from voluntary reserves		24,970,657	5,499,848

III. Subtotal ( I+II )		—	—

IV. Disposition of deficit

V. Undisposed deficit to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of December 31, 2022 and 2021 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	2022		2021
Korea South-East Power Co., Ltd. (*1)	1st hybrid bond	2012.12.07	2042.12.06	4.38	~~W~~	—	170,000
Korea South-East Power Co., Ltd. (*2)	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(627)	(1,090)

					~~W~~	229,373	398,910

(*1)	The call option was exercised for the 1st hybrid bond during the current period.
(*2)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Other capital surplus	~~W~~	1,268,569	1,231,109
Accumulated other comprehensive income (loss)		496,976	(57,632)
Other equity		13,294,973	13,294,973

	~~W~~	15,060,518	14,468,450

(2)	Changes in other capital surplus for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022				2021
	Gains on disposal of treasury stocks		Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
Beginning balance	~~W~~	387,524	843,585	1,231,109	387,524	836,581	1,224,105
Changes in consolidation scope		—	(597)	(597)	—	43	43
Issuance of share capital of subsidiary and others		—	39,641	39,641	—	(491)	(491)
Transactions between consolidated entities		—	(1,584)	(1,584)	—	7,452	7,452

Ending balance	~~W~~	387,524	881,045	1,268,569	387,524	843,585	1,231,109

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		58,008	—	—	—	58,008
Shares in other comprehensive income of associates and joint ventures, net of tax		—	509,487	—	—	509,487
Foreign currency translation of foreign operations, net of tax		—	—	19,550	—	19,550
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(32,437)	(32,437)

Ending balance	~~W~~	11,510	820,739	(305,620)	(29,653)	496,976

In millions of won	2021
	Financial assets at fair value through other comprehensive income valuation reserve		Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)
Others		(4,388)	—	—	—	(4,388)

Ending balance	~~W~~	(46,498)	311,252	(325,170)	2,784	(57,632)

(4)	Other equity as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Statutory revaluation reserve	~~W~~	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	~~W~~	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

35.	Sales

Details of sales for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022				2021
	Domestic		Overseas	Total	Domestic	Overseas	Total
[Type of goods and services]
Sales of goods	~~W~~	68,578,390	606,079	69,184,469	58,359,774	441,203	58,800,977
Electricity		66,198,964	—	66,198,964	57,308,555	—	57,308,555
Heat supply		489,629	—	489,629	232,738	—	232,738
Others		1,889,797	606,079	2,495,876	818,481	441,203	1,259,684
Sales related to rendering of services		370,799	343,803	714,602	252,216	204,184	456,400
Sales related to construction services		193,541	453,412	646,953	159,262	595,736	754,998
Revenue related to transfer of assets from customers		711,839	—	711,839	661,212	—	661,212

	~~W~~	69,854,569	1,403,294	71,257,863	59,432,464	1,241,123	60,673,587

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	68,578,390	606,079	69,184,469	58,359,774	441,203	58,800,977
Performance obligations satisfied over time		1,276,179	797,215	2,073,394	1,072,690	799,920	1,872,610

	~~W~~	69,854,569	1,403,294	71,257,863	59,432,464	1,241,123	60,673,587

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Salaries	~~W~~	1,142,360	1,121,188
Retirement benefit expense		109,758	113,127
Welfare and benefit expense		155,781	155,558
Insurance expense		20,835	17,909
Depreciation		244,676	219,427
Amortization of intangible assets		85,661	91,428
Bad debt expense		23,634	17,968
Commission		420,390	410,287
Advertising expense		33,739	29,230
Training expense		7,327	4,923
Vehicle maintenance expense		10,749	8,849
Publishing expense		3,732	3,568
Business development expense		3,198	3,522
Rent expense		47,680	43,650
Telecommunication expense		7,945	8,569
Transportation expense		1,012	870
Taxes and dues		122,177	93,446
Expendable supplies expense		9,617	9,052
Water, light and heating expense		17,950	12,351
Repairs and maintenance expense		152,449	123,134
Ordinary development expense		213,932	213,936
Travel expense		16,062	11,099
Clothing expense		13,044	10,540
Survey and analysis expense		1,126	889
Membership fee		1,469	1,331
Others		143,119	149,945

	~~W~~	3,009,422	2,875,796

(2)	Other selling and administrative expenses for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Accommodation development expenses	~~W~~	56,038	57,815
Miscellaneous wages		31,910	47,221
Litigation and filing expenses		14,876	16,383
Compensation for damages		3,116	3,303
Outsourcing expenses		3,635	3,799
Reward expenses		2,740	3,006
Overseas market development expenses		1,376	1,192
Others		29,428	17,226

	~~W~~	143,119	149,945

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Reversal of other provisions	~~W~~	15,265	15,548
Reversal of other allowance for bad debt		37	98
Gains on government grants		301	458
Gains on assets contributed		1,953	9,347
Gains on liabilities exempted		1,181	1,830
Compensation and reparations revenue		89,638	104,826
Revenue from foundation fund		3	1
Revenue from research contracts		8,191	5,996
Rental income		208,064	204,123
Others		59,017	30,694

	~~W~~	383,650	372,921

(2)	Details of “others” of other income for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Refund of claim for rectification	~~W~~	701	7,274
Adjustment of research project		—	7,638
Maintenance expenses on lease building		125	160
Training expenses		1,684	1,739
Deposit redemption		12	378
Reversal of expenses on litigation		1,920	991
Revenue on royalty fee		455	173
Reimbursement of insurance fee		—	1
Gains on guarantee contracts		22	27
Others		54,098	12,313

	~~W~~	59,017	30,694

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Compensation and indemnification expense	~~W~~	36	663
Accretion expenses of other provisions		1,138	2,711
Depreciation expenses on investment properties		486	1,386
Depreciation expenses on idle assets		3,635	3,621
Other bad debt expense		6,400	49,372
Donations		131,037	152,456
Others		69,418	47,723

	~~W~~	212,150	257,932

(4)	Details of “others” of other expense for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Operating expenses related to the idle assets	~~W~~	1,683	44
Research grants		562	109
Supporting expenses on farming and fishing village		11,272	17,065
Operating expenses on fitness center		8,370	6,948
Expenses on adjustment of research and development grants		260	2,241
Taxes and dues		31,985	119
Expenses on R&D supporting		48	861
Others		15,238	20,336

	~~W~~	69,418	47,723

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Other gains
Gains on disposal of property, plant and equipment	~~W~~	148,667	56,284
Gains on disposal of intangible assets		41	1
Reversal of impairment loss on property, plant and equipment		134,735	—
Reversal of impairment loss on intangible assets		—	14
Gains on foreign currency translation		36,097	20,598
Gains on foreign currency transactions		235,221	48,671
Gains on insurance proceeds		43,497	144
Others		294,091	250,174
Other losses
Losses on disposal of property, plant and equipment		(100,066)	(92,622)
Losses on disposal of intangible assets		(116)	(145)
Loss on impairment of property, plant and equipment		(37,311)	(4,056)
Loss on impairment of intangible assets		(164)	—
Loss on impairment of other non-current assets		—	(16,035)
Losses on foreign currency translation		(14,738)	(4,732)
Losses on foreign currency transactions		(299,117)	(67,990)
Others		(197,715)	(181,787)

	~~W~~	243,122	8,519

(2)	Details of “others” of other gains for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Gains on disposal of inventories	~~W~~	11,091	4,446
Gains on proxy collection of TV license fee		42,286	42,271
Gains on compensation of impaired electric poles		768	812
Gains on harbor facilities dues		4,198	3,281
Gains on technical fees		2,972	3,968
Reversal of occupation development training fees		525	229
Gains on disposal of waste		7,749	4,272
Gains on insurance		—	690
Gains on tax rebate		548	685
Gains on other commission		2,097	1,822
Gains on disposal of greenhouse gas emissions rights		—	8,739
Gains on disposal of assets held-for-sale		236	160
Others		221,621	178,799

	~~W~~	294,091	250,174

(3)	Details of “others” of other losses for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Losses on valuation of inventories	~~W~~	14,528	7,761
Losses on disposal of inventories		8,324	8,874
Losses due to disaster		5,068	6,238
Losses on rounding adjustment of electric charge surtax		1,317	1,283
Loss on disposal of greenhouse gas emissions rights		—	11,282
Others		168,478	146,349

	~~W~~	197,715	181,787

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

39.	Finance Income

(1)	Finance income for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Interest income	~~W~~	340,753	221,874
Dividends income		28,875	10,522
Gains on disposal of financial assets		11,199	7,718
Gains on valuation of financial assets at fair value through profit or loss		7,099	14,338
Gains on valuation of derivatives		595,256	860,011
Gains on transaction of derivatives		429,847	124,900
Gains on foreign currency translation		389,361	146,349
Gains on foreign currency transactions		29,997	15,618
Other finance income		925	1,284

	~~W~~	1,833,312	1,402,614

(2)	Interest income included in finance income for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Cash and cash equivalents	~~W~~	51,872	12,692
Financial assets at fair value through profit or loss		58,540	18,415
Financial assets at amortized cost		1,308	797
Loans		33,545	25,196
Short-term financial instrument		15,827	7,531
Long-term financial instrument		14,371	12,470
Other financial assets		637	230
Trade and other receivables		164,653	144,543

	~~W~~	340,753	221,874

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Interest expense	~~W~~	2,818,546	1,914,457
Losses on sale of financial assets		1,841	1,045
Losses on valuation of financial assets at fair value through profit or loss		44,329	5,480
Losses on valuation of derivatives		371,038	37,017
Losses on transaction of derivatives		205,162	40,818
Losses on foreign currency translation		934,005	1,159,334
Losses on foreign currency transactions		346,711	83,558
Losses on repayment of financial liabilities		15	10
Others		25,144	4,058

	~~W~~	4,746,791	3,245,777

(2)	Interest expense included in finance expenses for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Trade and other payables	~~W~~	204,078	213,765
Short-term borrowings		145,201	42,371
Long-term borrowings		204,037	115,141
Debt securities		2,388,517	1,728,588
Other financial liabilities		472,248	384,423

		3,414,081	2,484,288
Less: Capitalized borrowing costs		(595,535)	(569,831)

	~~W~~	2,818,546	1,914,457

Capitalization rates for the years ended December 31, 2022 and 2021 are 2.25%~3.86% and 2.02%~4.33%, respectively

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Current income tax expense
Payment of income tax	~~W~~	563,681	357,767
Adjustment in respect of prior years due to change in estimate		48,374	153,113
Current income tax directly recognized in equity		(350,348)	(198,714)

		261,707	312,166

Deferred tax expense (benefit)
Generation and realization of temporary differences		(564,801)	(489,411)
Reclassified from equity to profit(loss)		(4,964)	—
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(38,708)	(43,653)
Changes in deferred tax on tax losses carryforwards		(9,175,755)	(1,641,823)
Tax credit carryforwards		34,019	(12,199)
Amount due to change in tax rate or regulations		73,991	18,931

		(9,676,218)	(2,168,155)

Income tax expense (benefit)	~~W~~	(9,414,511)	(1,855,989)

(2)	Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Income (loss) before income tax	~~W~~	(33,843,619)	(7,071,570)

Income tax expense (benefit) computed at applicable tax rate		(9,306,995)	(1,944,682)

Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)
Effect of non-taxable income		(9,471)	(4,983)
Effect of non-deductible expenses		39,663	78,814
Effect of tax losses that are not recognized as deferred tax asset		19,275	1,351
Effects of tax credits and deduction		(98,684)	(43,931)
Reversal of unrecognized deferred tax asset, net		(38,708)	(43,641)
Effect of change in deferred tax due to change in tax rate		393,416	18,931
Deduction of deferred tax assets		(85,514)	73,887
Deferred income tax related to investments in subsidiaries and associates		(375,064)	(135,878)
Others, net		9,559	1,392

		(155,890)	(64,420)

Adjustment in respect of prior years due to change in estimate		48,374	153,113
Income tax expense (benefit)	~~W~~	(9,414,511)	(1,855,989)

		( *)	( *)

(*)	The effective tax rate for the years ended December 31, 2022 and 2021 is not calculated due to income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Dividends of hybrid bond	~~W~~	4,149	4,736
Disposal of subsidiaries		406	—

	~~W~~	4,555	4,736

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	~~W~~	(31,416)	(9,753)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		40,390	24,220
Remeasurement of defined benefit obligations		(322,489)	(126,890)
Investments in associates		(66,677)	(53,672)
Others		25,289	(37,355)

	~~W~~	(354,903)	(203,450)

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	558,383	(36,341)	(322,489)	—	199,553
Cash flow hedge		(49,947)	(46,188)	40,390	405	(55,340)
Investments in subsidiaries, associates and joint ventures		(8,721,320)	410,310	(66,677)	—	(8,377,687)
Property, plant and equipment		(7,430,461)	(111,177)	—	—	(7,541,638)
Finance lease		(415,558)	9,919	—	—	(405,639)
Intangible assets		(31,481)	6,550	—	—	(24,931)
Financial assets at fair value through profit or loss		12	3,445	—	—	3,457
Financial assets at fair value through other comprehensive income		27,381	25,178	(31,416)	—	21,143
Deferred revenue		186,391	(16,411)	—	—	169,980
Provisions		6,494,314	595,030	—	—	7,089,344
Doubtful receivables		801	1,673	—	—	2,474
Other finance liabilities		31,410	(14,142)	—	4,150	21,418
Gains or losses on foreign exchange translation		91,411	42,905	—	—	134,316
Allowance for doubtful accounts		64,264	(6,029)	—	—	58,235
Accrued income		10,002	6,612	—	—	16,614
Special deduction for property, plant and equipment		(224,127)	8,968	—	—	(215,159)
Others		1,445,827	16,456	25,289	—	1,487,572

		(7,962,698)	896,758	(354,903)	4,555	(7,416,288)

Deferred tax on unused tax losses and tax credit
Unused tax losses		2,559,877	9,102,228	—	—	11,662,105
Excess of donation limit		69,185	11,861	—	—	81,046
Tax credit		134,690	15,719	—	—	150,409

		2,763,752	9,129,808	—	—	11,893,560

	~~W~~	(5,198,946)	10,026,566	(354,903)	4,555	4,477,272

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Beginning balance		Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
Deferred tax on temporary differences
Employee benefits	~~W~~	689,787	(4,514)	(126,890)	—	558,383
Cash flow hedge		15,587	(90,217)	24,220	463	(49,947)
Investments in subsidiaries, associates and joint ventures		(8,668,015)	367	(53,672)	—	(8,721,320)
Property, plant and equipment		(7,713,449)	282,988	—	—	(7,430,461)
Finance lease		(211,420)	(204,138)	—	—	(415,558)
Intangible assets		(31,166)	(315)	—	—	(31,481)
Financial assets at fair value through profit or loss		13	(1)	—	—	12
Financial assets at fair value through other comprehensive income		37,950	(816)	(9,753)	—	27,381
Deferred revenue		199,701	(13,310)	—	—	186,391
Provisions		5,916,803	577,511	—	—	6,494,314
Doubtful receivables		—	801	—	—	801
Other finance liabilities		30,399	(3,262)	—	4,273	31,410
Gains or losses on foreign exchange translation		(11,635)	103,046	—	—	91,411
Allowance for doubtful accounts		56,129	8,135	—	—	64,264
Accrued income		8,944	1,058	—	—	10,002
Special deduction for property, plant and equipment		(226,351)	2,224	—	—	(224,127)
Others		1,505,951	(22,769)	(37,355)	—	1,445,827

		(8,400,772)	636,788	(203,450)	4,736	(7,962,698)

Deferred tax on unused tax losses and tax credit
Unused tax losses		893,074	1,666,803	—	—	2,559,877
Excess of donation limit		35,181	34,004	—	—	69,185
Tax credit		105,416	29,274	—	—	134,690

		1,033,671	1,730,081	—	—	2,763,752

	~~W~~	(7,367,101)	2,366,869	(203,450)	4,736	(5,198,946)

(6)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Deferred tax assets	~~W~~	10,934,375	1,901,992
Deferred tax liabilities		(6,457,103)	(7,100,938)

	~~W~~	4,477,272	(5,198,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Deductible temporary differences and others	~~W~~	1,381,532	1,539,980

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Land (*1,2)	~~W~~	31,766	2,907
Buildings (*1,2)		12,981	12,971
Structures (*1)		1	1

	~~W~~	44,748	15,879

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Group, made a resolution to sell its old office building in Yongin-si, Gyeonggi-do during the year ended December 31, 2021, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation during the year ended December 31, 2022, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	34,832,581	34,832,581
Salaries		1,142,360	4,329,099	5,471,459
Retirement benefit expense		109,758	505,612	615,370
Welfare and benefit expense		155,781	540,058	695,839
Insurance expense		20,835	106,672	127,507
Depreciation		244,676	12,056,455	12,301,131
Amortization of intangible assets		85,661	70,499	156,160
Bad debt expense		23,634	—	23,634
Commission		420,390	351,557	771,947
Advertising expense		33,739	10,552	44,291
Training expense		7,327	14,813	22,140
Vehicle maintenance expense		10,749	10,275	21,024
Publishing expense		3,732	3,014	6,746
Business promotion expense		3,198	3,340	6,538
Rent expense		47,680	186,439	234,119
Telecommunication expense		7,945	9,677	17,622
Transportation expense		1,012	113,845	114,857
Taxes and dues		122,177	554,320	676,497
Expendable supplies expense		9,617	47,159	56,776
Water, light and heating expense		17,950	60,002	77,952
Repairs and maintenance expense		152,449	2,586,975	2,739,424
Ordinary development expense		213,932	513,878	727,810
Travel expense		16,062	78,999	95,061
Clothing expense		13,044	8,778	21,822
Survey and analysis expense		1,126	4,322	5,448
Membership fee		1,469	16,912	18,381
Power purchase		—	41,984,858	41,984,858
Others		143,119	1,902,903	2,046,022

	~~W~~	3,009,422	100,903,594	103,913,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

43.	Expenses Classified by Nature, Continued

Expenses classified by nature for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won	2021
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	18,660,477	18,660,477
Salaries		1,121,188	4,276,494	5,397,682
Retirement benefit expense		113,127	488,263	601,390
Welfare and benefit expense		155,558	570,440	725,998
Insurance expense		17,909	104,544	122,453
Depreciation		219,427	11,551,897	11,771,324
Amortization of intangible assets		91,428	74,733	166,161
Bad debt expense		17,968	—	17,968
Commission		410,287	307,272	717,559
Advertising expense		29,230	9,552	38,782
Training expense		4,923	13,283	18,206
Vehicle maintenance expense		8,849	8,152	17,001
Publishing expense		3,568	3,310	6,878
Business promotion expense		3,522	3,777	7,299
Rent expense		43,650	194,234	237,884
Telecommunication expense		8,569	10,959	19,528
Transportation expense		870	53,365	54,235
Taxes and dues		93,446	529,380	622,826
Expendable supplies expense		9,052	41,414	50,466
Water, light and heating expense		12,351	43,025	55,376
Repairs and maintenance expense		123,134	2,494,861	2,617,995
Ordinary development expense		213,936	475,461	689,397
Travel expense		11,099	67,103	78,202
Clothing expense		10,540	7,994	18,534
Survey and analysis expense		889	3,992	4,881
Membership fee		1,331	8,492	9,823
Power purchase		—	21,619,039	21,619,039
Others		149,945	2,022,777	2,172,722

	~~W~~	2,875,796	63,644,290	66,520,086

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

44.	Loss Per Share

(1)	Basic loss per share for the years ended December 31, 2022 and 2021 are as follows:

In won
Type	2022		2021
Basic loss per share	~~W~~	(38,112)	(8,263)

(2)	Loss for the years and weighted average number of common shares used in the calculation of basic loss per share for the years ended December 31, 2022 and 2021 are as follows:

In millions of won except number of shares
Type	2022		2021
Loss attributable to controlling interest	~~W~~	(24,466,853)	(5,304,522)
Loss used in the calculation of total basic earnings per share		(24,466,853)	(5,304,522)
Weighted average number of common shares		641,964,077	641,964,077

(3)	Weighted average number of common shares used in the calculation of basic loss per share for the years ended December 31, 2022 and 2021 are as follows:

In number of shares
Type	2022	2021
The number of common shares issued at beginning of the year	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077

There are no potential dilutive instruments and diluted loss per share are same as basic loss per share for the years ended December 31, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management

(1)	Capital risk management

The Group manages its capital to ensure that entities in the Group will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Group consists of net debt (offset by cash and cash equivalents) and equity. The Group’s overall capital risk management strategy remains consistent with the prior year.

Details of the Group’s capital management accounts as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Total borrowings and debt securities	~~W~~	120,605,365	80,529,513
Cash and cash equivalents		3,234,780	2,635,238

Net borrowings and debt securities		117,370,585	77,894,275

Total equity		42,000,256	65,326,706

Debt to equity ratio		279.45%	119.24%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of finance loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis, trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectable amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis are recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of December 31, 2022 and 2021 are as follows:

In millions of won	2022		2021
Cash and cash equivalents	~~W~~	3,234,780	2,635,238
Financial assets at fair value through profit or loss (*1)		3,610,408	932,736
Derivative assets (trading)		693,072	443,027
Financial assets at fair value through other comprehensive income (debt securities)		529	491
Financial assets at amortized cost		26,998	25,273
Loans		1,013,371	909,071
Long-term/short-term financial instruments		1,353,080	1,728,508
Derivative assets (applying hedge accounting)		324,952	204,756
Trade and other receivables		12,614,902	10,029,276
Financial guarantee contracts (*2)		3,776,060	3,718,015

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease movements in the actuarial valuation assumptions as of December 31, 2022 and 2021 are as follows:

In millions of won		2022		2021
Type	Accounts	1%p Increase	1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~321,930	(283,658)	466,832	(407,554)
Discount rate	Increase (decrease) in defined benefit obligation	(289,229)	337,033	(422,290)	499,571

Changes of employee benefits assuming a 1%p increase and decrease movements in discount rate on plan asset for the years ended December 31, 2022 and 2021 are ~~W~~27,495 million and ~~W~~25,649 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2022 and 2021 are as follows:

Type	Accounts	2022	2021
PCBs	Inflation rate	1.98%	1.37%
	Discount rate	1.92%	1.88%
Nuclear plants	Inflation rate	2.25%	1.41%
	Discount rate	2.48%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Radioactive waste	Inflation rate	3.06%	1.00%
	Discount rate	2.62%	1.87%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease movements in the underlying assumptions as of December 31, 2022 and 2021 are as follows:

In millions of won		2022			2021
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(169)	169	(222)	223
	Nuclear plants		(474,432)	491,360	(369,540)	381,026
	Spent fuel		(54,330)	56,453	(51,430)	53,438
	Radioactive waste		(15,089)	15,260	(11,201)	11,306
Inflation rate	PCBs		169	(169)	224	(224)
	Nuclear plants		515,262	(498,258)	403,420	(391,754)
	Spent fuel		57,269	(55,191)	54,210	(52,245)
	Radioactive waste		14,190	(14,056)	10,366	(10,288)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2022 and 2021 are as follows:

In thousands of foreign currencies	Assets		Liabilities
Type	2022	2021	2022	2021
AED	5,610	6,481	25,597	31,637
AUD	4,448	3,733	299,663	926,960
BDT	7,514	50,145	—	577
BWP	824	939	—	—
EGP	—	—	1,162	595
CAD	89	582	595	2,266
CHF	—	—	500,158	500,230
CZK	—	—	153	386
EUR	1,976	1,809	41,073	42,981
GBP	—	—	31	—
HKD	—	—	4,014,446	1,651,665
IDR	598,697	768,731	1,323,840	995,510
INR	1,592,380	1,715,900	312,978	342,833
JOD	1,146	1,852	14	118
JPY	568,263	697,747	1,719,846	153,383
KZT	1,510	1,510	—	—
MGA	2,856,045	4,262,857	347,403	475,807
MMK	199,518	210,335	—	—
MYR	38,177	1,964	—	—
PHP	68,592	164,167	7,493	104,245
PKR	533,816	200,844	219,341	74,423
RUB		—	2,881	—
SAR	1,713	2,615	9,710	—
SEK	—	—	449,211	449,167
THB	—	—	389	—
USD	1,484,614	1,381,441	13,599,643	12,023,085
UYU	128,674	90,930	3,106	3,097
VND	1,184,670	952,135	4,495	262,372
ZAR	43,461	31,971	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,703,053)	1,703,053	(1,439,185)	1,439,185
Increase (decrease) of equity (*)		(1,703,053)	1,703,053	(1,439,185)	1,439,185

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2022 and 2021.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2022, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of December 31, 2022 and 2021 are as follows:

In millions of won
Type	2022		2021
Short-term borrowings	~~W~~	3,154,972	391,897
Long-term borrowings		5,388,073	2,405,244
Debt securities		269,101	257,667

	~~W~~	8,812,146	3,054,808

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(88,121)	88,121	(30,548)	30,548
Increase (decrease) of shareholder’s equity (*)		(88,121)	88,121	(30,548)	30,548

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2022 and 2021 is as follows:

In millions of won	2022			2021
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	661,990	(661,990)	573,086	(573,086)
Increase (decrease) of shareholder’s equity (*)		661,990	(661,990)	573,086	(573,086)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities for non-derivative financial liabilities as of December 31, 2022 and 2021 in detail are as follows:

In millions of won	2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	26,157,747	27,367,577	47,361,676	37,115,832	138,002,832
Lease liabilities		639,756	657,210	1,390,374	1,925,012	4,612,352
Trade and other payables		11,369,512	347,563	1,008,133	734,112	13,459,320
Financial guarantee contracts (*)		105,091	54,310	3,495,437	121,222	3,776,060

	~~W~~	38,272,106	28,426,660	53,255,620	39,896,178	159,850,564

In millions of won	2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings and debt securities	~~W~~	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts (*)		435,729	—	3,105,599	176,687	3,718,015

	~~W~~	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2022 and 2021 are ~~W~~67,240 million and ~~W~~80,841 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2022 and 2021. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of December 31, 2022 and 2021 in detail are as follows:

In millions of won	2022
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	3,234,780	—	—	—	3,234,780
Financial assets at fair value through other comprehensive income			—	—	502,829	502,829
Financial assets at amortized cost		16,762	10,231	5	—	26,998
Loans		132,877	411,594	502,050	—	1,046,521
Long-term/short-term financial instruments		666,758	—	25	686,297	1,353,080
Financial assets at fair value through profit or loss		3,181,791	645	3,535	523,537	3,709,508
Trade and other receivables		10,464,191	1,083,593	1,080,831	—	12,628,615

	~~W~~	17,697,159	1,506,063	1,586,446	1,712,663	22,502,331

In millions of won	2021
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	~~W~~	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(42,663)	(15,225)	(171,130)	(84,924)	(313,942)
- Hedging		—	(10,064)	(5,176)	(10,265)	(25,505)

	~~W~~	(42,663)	(25,289)	(176,306)	(95,189)	(339,447)

In millions of won	2021
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
- Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	~~W~~	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting a financial instruments with similar contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	502,829	502,829	435,107	435,107
Derivative assets (trading)		693,072	693,072	443,027	443,027
Derivative assets (applying hedge accounting)		324,952	324,952	204,756	204,756
Financial assets at fair value through profit or loss		3,709,508	3,709,508	1,032,864	1,032,864

	~~W~~	5,230,361	5,230,361	2,115,754	2,115,754

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	26,998	26,998	25,273	25,273
Loans and receivables		1,013,371	1,013,371	909,071	909,071
Trade and other receivables		12,614,902	12,614,902	10,029,276	10,029,276
Long-term financial instruments		686,322	686,322	450,494	450,494
Short-term financial instruments		666,758	666,758	1,278,014	1,278,014
Cash and cash equivalents		3,234,780	3,234,780	2,635,238	2,635,238

	~~W~~	18,243,131	18,243,131	15,327,366	15,327,366

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	407,246	407,246	56,256	56,256
Derivative liabilities (applying hedge accounting)		25,505	25,505	21,775	21,775

	~~W~~	432,751	432,751	78,031	78,031

Liabilities carried at amortized cost
Secured borrowings	~~W~~	102,368	102,368	176,358	176,358
Unsecured bond		105,185,189	96,846,056	73,881,671	69,803,043
Lease liabilities		4,163,143	4,163,143	4,410,503	4,410,503
Unsecured borrowings		15,282,193	15,280,693	6,471,484	5,938,613
Trade and other payables (*)		13,459,320	13,459,320	9,739,421	9,739,421
Overdraft		35,615	35,615	—	—

	~~W~~	138,227,828	129,887,195	94,679,437	90,067,938

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2022 and 2021 are as follows:

Type	2022	2021
Derivatives	0.60% ~ 7.93%	(-) 0.63% ~ 3.88%
Borrowings and debt securities	0.75% ~ 5.84%	(-) 0.30% ~ 4.38%
Leases	0.00% ~ 17.08%	0.00% ~ 16.83%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2022 and 2021 are as follows:

In millions of won	2022
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	300,057	—	202,772	502,829
Derivative assets		—	1,018,024	—	1,018,024
Financial assets at fair value through profit or loss		—	1,100,879	6,329	1,107,208

	~~W~~	300,057	2,118,903	209,101	2,628,061

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	432,751	—	432,751

In millions of won	2021
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	~~W~~	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	78,031	—	78,031

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,797	400	—	132	—	—	6,329
Financial assets at fair value through other comprehensive income Unlisted securities		160,790	9,451	—	33,237	—	(1,235)	202,243
Debt securities		491	—	—	38	—	—	529

In millions of won	2021
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

46.	Service Concession Arrangements

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30-years contract period

(iv)	The Group’s expected future collections of service concession arrangements as of December 31, 2022 are as follows:

In millions of won
Type	Amounts
Less than 1 year	~~W~~	31,653
1 ~ 2 years		31,800
2 ~ 3 years		31,728
Over 3 years		548,400

	~~W~~	643,581

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties

(1)	Related parties of the Group as of December 31, 2022 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (161 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.), KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC (formerly, Elara Development, LLC), Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.), Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Power Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd.

Associates (96 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd.,., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., SC E&G. Co,. Ltd., Wang San Engineering. Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(1)	Related parties of the Group as of December 31, 2022 are as follows, continued:

Type	Related party

Joint ventures (105 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Songsan Green Energy Co., Ltd., Changwon Nu-ri Energy Co., Ltd., Hasami Wind Farm Corporation, PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2022 and 2021 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	2022		2021
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	8,942	19,923
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,418	—
Korea Gas Corporation	Electricity sales		155,309	96,362
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		46	46
Daegu Photovoltaic Co., Ltd.	Electricity sales		268	207
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		10,369	11,208
Goseong Green Power Co., Ltd.	Electricity sales		1,062,108	514,470
Gangneung Eco Power Co., Ltd.	Fuel sales		459,404	14,200
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		27,486	23,501
Noeul Green Energy Co., Ltd.	Electricity sales		9,396	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		546	620
YTN Co., Ltd.	Electricity sales		2,180	1,922
Busan Green Energy Co., Ltd.	Electricity sales		5,055	49
Gunsan Bio Energy Co., Ltd.	Electricity sales		—	20
Korea Electric Vehicle Charging Service (*2)	Electricity sales		3,686	3,039
Energy Infra Asset Management Co., Ltd.	Electricity sales		—	4,629
Gangwon Wind Power Co., Ltd.	Electricity sales		1,549	1,865
Gwangyang Green Energy Co., Ltd.	Electricity sales		1,848	486
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		660	755
Hyundai Green Power Co., Ltd.	Electricity sales and design service		7,063	11,934
Korea Power Exchange	Service		16,596	39,796
Taebaek Wind Power Co., Ltd.	Service		861	44
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		—	26
Pyeongchang Wind Power Co., Ltd.	Electricity sales		1,323	1,180
Daeryun Power Co., Ltd.	Electricity sales		2,016	1,944
Changjuk Wind Power Co., Ltd. (*1)	Electricity sales		1,350	463
GS Donghae Electric Power Co., Ltd.	Electricity sales		5,238	21,127
KNH Solar Co., Ltd.	Electricity sales		13	14
S-Power Co., Ltd.	Service		4,588	5,229
Chuncheon Green Energy Co., Ltd.	Electricity sales		2	—
PND solar Co., Ltd.	Electricity sales		427	416
Hyundai Eco Energy Co., Ltd.	Electricity sales		277	187
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		66	78
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		1,952	295
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2
ITR Co., Ltd.	Service		6	3
Structure test network Co., Ltd.	Service		7	5
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		21	22
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service		394	399
Bitgoel Eco Energy Co., Ltd.	Electricity sales		1,397	282
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		367	—
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		1	—
Muan Solar park Co., Ltd.	Electricity sales		950	232
YuDang Solar Co., Ltd.	Electricity sales		160	—
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		1,068	624
Daewon Green Energy Co., Ltd.	Electricity sales		185	155
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		5,740	13
UD4M Co., Ltd.	Electricity sales		2	4
Dongbu Highway Solar Co., Ltd.	Electricity sales		8	5
Seobu Highway Solar Co., Ltd.	Electricity sales		8	8
SureDataLab Co., Ltd.	Electricity sales		1	1
Suwon New Power Co., Ltd.	Electricity sales		118	1,820
Hankook Electric Power Information Co., Ltd.	Electricity sales		—	1
KOSTURE Co., Ltd.	Electricity sales		5	1

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won		Sales and others
Company name	Transaction type	2022		2021
<Associates>
PlatformN. Co., Ltd.	Others	~~W~~	14	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		17	52
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		151	—
12 Associates (Overseas)	Electricity sales		548,507	125,723

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		3	—
Naepo Green Energy Co., Ltd.	Electricity sales		761	467
Cheongna Energy Co., Ltd.	Others		39,802	16,469
Dayone Energy Co., Ltd.	Service		7,761	8,159
Daegu Green Power Co., Ltd.	Electricity sales		1,190	1,053
Prime Swedish Holding AB	Electricity sales		284	—
KAPES, Inc.	Commission		450	413
Honam Wind Power Co., Ltd.	Electricity sales		242	71
Jeongam Wind Power Co., Ltd	Electricity sales and others		—	588
Korea Power Engineering Service Co., Ltd.	Service		268	339
Seokmun Energy Co., Ltd.	Service		1,685	1,701
Incheon New Power Co., Ltd.	Construction revenue		14	14
Chun-cheon Energy Co., Ltd.	Electricity sales		2,505	2,329
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,898	1,836
Yeonggwang Wind Power Co., Ltd.	Electricity sales		871	818
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*1)	Electricity sales		—	1,920
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,415	1,727
KW Nuclear Components Co., Ltd.	Service		1,624	2,598
KEPCO-Uhde Inc.	Electricity sales		12	10
Busan Shinho Solar Power Co., Ltd.	Electricity sales		502	376
Goheung New Energy Co., Ltd.	Electricity sales		141	—
Gunsan Land Solar Co., Ltd.	Electricity sales		518	—
Daesan Green Energy Co., Ltd.	Electricity sales		394	523
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		698	30
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	1
Saemangeum Solar Power Co., Ltd.	Service		100	1,141
Dangjin Eco Power Co., Ltd.	Electricity sales		32	32
Energyco Co., Ltd. (formerly, Energyco LLC)	Electricity sales		463	1
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		544	—
Busan Industrial Solar Power Co., Ltd.	Electricity sales		14	9
Bitsolar Energy Co., Ltd.	Electricity sales		498	296
Omisan Wind Power Co., Ltd.	Electricity sales		1	1
Haemodum Solar Co., Ltd.	Electricity sales		42	6
Yeongam Solar Power Co., Ltd.	Electricity sales		379	339
Solaseado Solar Power Co., Ltd.	Electricity sales		1,851	2,890
Cheongju Eco Park Co., Ltd.	Electricity sales		204	—
Enel X Midland Photovoltaic, LLC	Electricity sales		12	—
Eumseong Eco Park Co., Ltd.	Electricity sales		2	—
Geumsungsan Wind Power Co., Ltd.	Electricity sales		7	—
37 Joint ventures (Overseas)	Electricity sales		606,421	773,291

<Others>
Korea Development Bank	Electricity sales		4,134	4,177
	Interest income		2,098	756

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022 and 2021 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	2022		2021
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	~~W~~	2,244,332	750,148
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		23,159	—
Korea Gas Corporation	Fuel purchase		11,996,402	5,646,713
Daegu Photovoltaic Co., Ltd.	Electricity sales		4,744	3,532
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		563	393
Korea Electric Power Industrial Development Co., Ltd.	Service		251,468	241,925
Goseong Green Power Co., Ltd.	Electricity sales		1,905,502	987,540
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		957,294	653,306
Noeul Green Energy Co., Ltd.	Electricity sales		14,176	10,014
Samcheok Eco Materials Co., Ltd.	Electricity sales		12,019	13,612
YTN Co., Ltd.	Electricity sales		304	388
Busan Green Energy Co., Ltd.	Electricity sales		26,219	18,996
Korea Electric Vehicle Charging Service	Electricity sales		—	393
Energy Infra Asset Management Co., Ltd.	Service		2,779	2,657
Yaksu ESS Co., Ltd.	Electricity sales		851	1,715
Gangwon Wind Power Co., Ltd.	Electricity sales		40,130	19,623
Goesan Solar park Co., Ltd.	Electricity sales		7,642	6,209
Korea Power Exchange	Service		93,817	86,716
Taebaek Wind Power Co., Ltd.	Service and REC		7,442	5,930
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		6,793	5,910
Pyeongchang Wind Power Co., Ltd.	Design service and others		3,884	4,099
Daeryun Power Co., Ltd.	Electricity sales		428,534	157,234
Changjuk Wind Power Co., Ltd. (*)	Electricity sales		9,027	6,213
GS Donghae Electric Power Co., Ltd.	Electricity sales		1,035,263	760,377
KNH Solar Co., Ltd.	Electricity sales		4,348	3,222
S-Power Co., Ltd.	Service		1,091,741	608,530
PND solar Co., Ltd.	Electricity sales		6,173	5,502
Hyundai Eco Energy Co., Ltd.	Electricity sales		29,209	25,762
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		7,382	11,729
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		25,880	16,360
Korea Energy Solutions Co., Ltd.	Electricity sales		102	—
Green Energy Electricity Generation Co., Ltd.	Electricity sales		2,962	1,238
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		9,491	14,286
Bitgoel Eco Energy Co., Ltd.	Service and others		930	—
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		12,364	12,833
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		1,138	217
Muan Solar Park Co., Ltd.	REC and others		17,052	31,017
YuDang Solar Co., Ltd.	REC and others		1,915	3,495
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		16,942	24,601
Daewon Green Energy Co., Ltd.	Others		42,651	—
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		1,039	—
G.GURU Co., Ltd.	Electricity sales		452	—
UD4M Co., Ltd.	Electricity sales		313	—
Dongbu Highway Solar Co., Ltd.	Electricity sales		3,516	2,605
Seobu Highway Solar Co., Ltd.	Electricity sales		3,452	2,936
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		602	742
PlatformN. Co., Ltd.	Others		475	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		19,514	15,900
12 Associates (Overseas)	Electricity sales		101,790	502

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		103	—
Cheongna Energy Co., Ltd.	Service		80	57
Dayone Energy Co., Ltd.	Service		13,872	5,409
Daegu Green Power Co., Ltd.	Electricity sales		508,601	289,052
KAPES, Inc.	Commission		9,306	64,140
Honam Wind Power Co., Ltd.	Electricity sales		7,662	4,807
Jeongam Wind Power Co., Ltd.	Electricity sales		—	3,145
Korea Power Engineering Service Co., Ltd.	Service		830	1,315

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022 and 2021 are as follows, continued:

In millions of won		Purchase and others
Company name	Transaction type	2022		2021
<Joint ventures>
Seokmun Energy Co., Ltd.	Service	~~W~~	60,799	44,315
Chun-cheon Energy Co., Ltd.	Electricity sales		585,689	327,536
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		13,990	9,471
Yeonggwang Wind Power Co., Ltd.	Electricity sales		31,221	21,004
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)	Electricity sales		—	5,852
KW Nuclear Components Co., Ltd.	Service		9,504	96
Busan Shinho Solar Power Co., Ltd.	Electricity sales		5,556	7,895
Global Trade Of Power System Co., Ltd.	Service		715	323
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		4,016	3,146
Gunsan Land Solar Co., Ltd.	Electricity sales		533	—
Daesan Green Energy Co., Ltd.	Electricity sales		129,736	146,776
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		980	—
Saemangeum Solar Power Co., Ltd.	Electricity sales		1	5
Dangjin Eco Power Co., Ltd.	Electricity sales		5,696	4,139
Energyco Co., Ltd.	Electricity sales		7,898	—
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		2,526	—
Busan Industrial Solar Power Co., Ltd.	Electricity sales		4,575	2,815
Bitsolar Energy Co., Ltd.	Electricity sales		13,030	5,703
Omisan Wind Power Co., Ltd.	Electricity sales		—	7
Haemodum Solar Co., Ltd.	Electricity sales		2,168	1,625
Yeongam Solar Power Co., Ltd.	Electricity sales		44,745	47,805
Samsu Wind Power Co., Ltd.	Electricity sales		10,605	2,800
Solaseado Solar Power Co., Ltd.	Electricity sales		28,698	31,031
Cheongju Eco Park Co., Ltd.	Electricity sales		28,150	—
Enel X Midland Photovoltaic, LLC	Electricity sales		1,871	—
37 Joint ventures (Overseas)	Electricity sales		16,859	54,135

<Others>
Korea Development Bank	Interest expense		4,208	2,756
	Dividends paid		12	256,862

(*1)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2022. Transactions are made before the reclassification.
(*2)	The Group has disposed of shares of Korea Electric Vehicle Charging Service during the year ended December 31, 2022, and it is not a related party to the Group as of December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2021 are as follows:

In millions of won		Receivables			Payables
Company name	Type	2022		2021	2022	2021
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	~~W~~	592	6,282	—	—
	Non-trade receivables and others		270	493	—	—
	Trade payables		—	—	293,256	114,613
Saemangeum Sebit Power Plant Co., Ltd.	Non-trade receivables and others		653	—	—	—
Korea Gas Corporation (*1)	Trade receivables		12,415	10,015	—	—
	Non-trade receivables and others		54,232	187	—	—
	Trade payables		—	—	1,882,607	800,509
	Non-trade payables and others		—	—	1,294	759
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		123	77	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	135	115
	Non-trade payables and others		—	—	2	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		164	269	—	—
	Non-trade receivables and others		2	15	—	—
	Trade payables		—	—	150	873
	Non-trade payables and others		—	—	9,588	5,880
Goseong Green Power Co., Ltd.	Trade receivables		76,254	495	—	—
	Non-trade receivables and others		14	76,855	—	—
	Trade payables		—	—	182,095	218,627
	Non-trade payables and others		—	—	52,515	59,987
Gangneung Eco Power Co., Ltd.	Trade receivables		19,364	826	—	—
	Non-trade receivables and others		478	465	—	—
	Non-trade payables and others		—	—	94	97
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		7,375	1,788	—	—
	Non-trade receivables and others		1,068	3,116	—	—
	Trade payables		—	—	109,274	79,828
	Non-trade payables and others		—	—	101	99
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade receivables and others		9,365	1,169	—	—
	Non-trade payables and others		—	—	2,468	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		46	52	—	—
YTN Co., Ltd.	Trade receivables		112	99	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		26,681	20,658	—	—
	Non-trade payables and others		—	—	4,415	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Korea Electric Vehicle Charging Service (*4)	Trade receivables		—	193	—	—
	Non-trade receivables and others		—	120	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	—	1,374
Gangwon Wind Power Co., Ltd.	Trade receivables		6	8	—	—
	Trade payables		—	—	5,197	4,293
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others		1,436	532	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		343	922	—	—
	Non-trade receivables and others		516	—	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	346	73
Hyundai Green Power Co., Ltd.	Trade receivables		839	229	—	—
Korea Power Exchange	Trade receivables		223	627	—	—
	Non-trade receivables and others		—	1,300	—	—
	Non-trade payables and others		—	—	2,405	2,189
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	680	560
	Non-trade payables and others		—	—	178	262
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	885	670
Pyeongchang Wind Power Co., Ltd.	Trade receivables		3	4	—	—
	Non-trade payables and others		—	—	211	—
Daeryun Power Co., Ltd.	Trade receivables		195	213	—	—
	Trade payables		—	—	55,725	21,362
Changjuk Wind Power Co., Ltd. (*3)	Trade payables		—	—	—	724
	Non-trade payables and others		—	—	—	295

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2021 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2022		2021	2022	2021
<Associates>
GS Donghae Electric Power Co., Ltd. (*2)	Trade receivables	~~W~~	872	383	—	—
	Non-trade receivables and others		1,558	272	—	—
	Trade payables		—	—	72,947	113,529
	Non-trade payables and others		—	—	14,565	17
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
S-Power Co., Ltd.	Trade receivables		77	82	—	—
	Non-trade receivables and others		44	48	—	—
	Trade payables		—	—	135,504	91,277
	Non-trade payables and others		—	—	11	—
PND solar Co., Ltd.	Trade payables		—	—	210	—
Hyundai Eco Energy Co., Ltd.	Trade receivables		22	19	—	—
	Trade payables		—	—	738	732
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		7	6	—	—
	Trade payables		—	—	589	—
	Non-trade payables and others		—	—	2,050	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		97	119	—	—
	Trade payables		—	—	12,739	8,397
	Non-trade payables and others		—	—	5	1,571
Korea Energy Solutions Co., Ltd.	Non-trade payables and others		—	—	94	—
Namjeongsusang Solar Power Operation Co., Ltd.	Trade receivables		2	—	—	—
Bitgoel Eco Energy Co., Ltd.	Non-trade receivables and others		6	27	—	—
	Non-trade payables and others		—	—	1,023	—
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		130	—	—	—
	Trade payables		—	—	1,758	885
Muan Solar park Co., Ltd.	Trade receivables		25	—	—	—
	Non-trade receivables and others		9	23	—	—
Anjwa Smart Farm & Solar City Co., Ltd.	Non-trade payables and others		—	—	921	—
Daewon Green Energy Co., Ltd.	Trade receivables		1	—	—	—
	Non-trade receivables and others		—	94	—	—
	Trade payables		—	—	5,485	—
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		3,435	—	—	—
	Non-trade payables and others		—	—	1	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	2	98
	Non-trade payables and others		—	—	2	90
Seobu Highway Solar Co., Ltd.	Trade receivables		1	—	—	—
	Trade payables		—	—	8	177
	Non-trade payables and others		—	—	3	105
Gwangbaek Solar Power Investment Co., Ltd.	Non-trade payables and others		—	—	61	—
Suwon New Power Co., Ltd.	Non-trade receivables and others		1,280	1,198	—	—
Tronix Co., Ltd.	Non-trade receivables and others		1	—	—	—
KOSTURE Co., Ltd.	Trade receivables		6	1	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	3,076	1,748
	Non-trade payables and others		—	—	1,265	—
PlatformN. Co., Ltd.	Non-trade payables and others		—	—	232	—
8 Associates (Overseas)	Trade receivables		93	—	—	—
	Non-trade receivables and others		49,409	3,196	—	—
	Non-trade payables and others		—	—	502	502

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2021 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2022		2021	2022	2021
<Joint ventures>
Naepo Green Energy Co., Ltd.	Trade receivables	~~W~~	169	42	—	—
	Non-trade payables and others		—	—	3	—
Dayone Energy Co., Ltd.	Trade receivables		79	52	—	—
	Non-trade receivables and others		10,218	13,297	—	—
	Trade payables		—	—	1,027	1,009
	Non-trade payables and others		—	—	9,119	11,306
Daegu Green Power Co., Ltd.	Trade receivables		53	71	—	—
	Non-trade receivables and others		56	55	—	—
	Trade payables		—	—	66,715	35,766
KAPES, Inc.	Trade receivables		2	2	—	—
	Non-trade payables and others		—	—	106	2,121
Honam Wind Power Co., Ltd.	Trade payables		—	—	515	575
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		47	48	—	—
	Non-trade payables and others		—	—	77	—
Seokmun Energy Co., Ltd.	Trade receivables		67	34	—	—
	Non-trade receivables and others		113	149	—	—
	Trade payables		—	—	7,000	7,941
Chun-cheon Energy Co., Ltd.	Trade receivables		124	126	—	—
	Non-trade receivables and others		165	167	—	—
	Trade payables		—	—	79,117	41,410
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		8	6	—	—
	Non-trade receivables and others		166	53	—	—
	Trade payables		—	—	1,076	1,099
Cheongna Energy Co., Ltd.	Trade receivables		17,324	4,164	—	—
	Non-trade receivables and others		1,654	1,350	—	—
	Non-trade payables and others		—	—	1	1
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	10	—	—
	Non-trade receivables and others		62	59	—	—
	Trade payables		—	—	2,251	730
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*3)	Trade receivables		—	5	—	—
KW Nuclear Components Co., Ltd.	Trade receivables		4	—	—	—
	Non-trade receivables and others		18	—	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	10	10
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	2	—	—
	Trade payables		—	—	304	281
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	—	7
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	166	102
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		138	—	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		18	11	—	—
	Non-trade receivables and others		218	120	—	—
	Trade payables		—	—	—	5,120
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,368	4,268	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	222	276
	Non-trade payables and others		—	—	105	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2021 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	2022		2021	2022	2021
<Joint ventures>
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables	~~W~~	9	—	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	1	—	—
	Trade payables		—	—	—	54
	Non-trade receivables and others		—	—	—	24
Bitsolar Energy Co., Ltd.	Non-trade receivables and others		222	7	—	—
	Trade payables		—	—	201	—
	Non-trade payables and others		—	—	—	54
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		44	29	—	—
	Trade payables		—	—	3,655	3,324
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,303	1,300
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		23	—	—	—
Cheongju Eco Park Co., Ltd.	Trade payables		—	—	7,994	—
	Non-trade payables and others		—	—	2,911	—
Enel X Midland Photovoltaic, LLC	Trade receivables		1	—	—	—
	Trade payables		—	—	3	—
Geumsungsan Wind Power Co., Ltd.	Trade receivables		3	—	—	—
	Non-trade payables and others		—	—	1	—
22 Joint ventures (Overseas)	Trade receivables		73,805	84,150	—	—
	Non-trade receivables and others		71,661	26,060	—	—
	Non-trade payables and others		—	—	117,754	22,050

<Others>
Korea Development Bank	Accrued interest income		5	154	—	—
	Non-trade receivables and others		30,836	420,732	—	—
	Non-trade payables and others		—	—	101	21,172
	Derivatives		67,662	59,139	3,759	—

(*1)	The balance due to the fuel swap with Korea Midland Power Co., Ltd. is included. The total transaction amount is ~~W~~514,405 million on loans and ~~W~~460,903 million on bororrowings.
(*2)

The balance due to the fuel swap with Korea Western Power Co., Ltd. and Korea East-West Power Co., Ltd. is included. The total transaction amount is ~~W~~5,590 million on loans and ~~W~~20,113 million on bororrowings.

(*3)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2022. Transactions are made before the reclassification.
(*4)	The Group has disposed of shares of Korea Electric Vehicle Charging Service during the year ended December 31, 2022, and it is not a related party to the Group as of December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2022 and 2021 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	29,481	104	—	1,888	31,473
	(Allowance for doubtful accounts)		(8,241)	—	—	(2,510)	(10,751)
Associates	Nepal Water & Energy Development Company Private Limited		—	19,914	—	—	19,914
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		21,456	—	—	1,480	22,936
Associates	PT Wampu Electric Power		13,000	—	(5,233)	1,404	9,171
Associates	PT Cirebon Energi Prasarana		—	28,100	—	1,469	29,569
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	—	11,212
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		19,349	16,151	(710)	—	34,790
Associates	Saemangeum Sebit Power Plant Co., Ltd		—	37,249	—	—	37,249
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		6,134	1,899	—	424	8,457
Joint ventures	Horus Solar, S.A. de C.V.		16,514	1,695	—	1,078	19,287
Joint ventures	Sunmex Renovables, S.A. de C.V.		13,571	1,913	—	899	16,383
Joint ventures	Kelar S.A.		43,167	—	—	798	43,965
Joint ventures	DE Energia SpA		6,791	—	—	469	7,260
Joint ventures	Daehan Wind Power PSC		13,674	—	—	944	14,618
Joint ventures	PT. Tanjung Power Indonesia		1,090	—	(1,114)	24	—
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		—	3,514	—	—	3,514
Joint ventures	Nghi Son 2 Power LLC		—	185,306	—	1,429	186,735
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	10,475	—	(268)	10,207
Joint ventures	Guadalupe Solar SpA		3,360	—	(253)	237	3,344
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		59,333	—	—	1,969	61,302
Joint ventures	Capman Lynx SCA, SICAR		29,770	—	—	1,858	31,628
	(Allowance for doubtful accounts)		—	(4,467)	—	—	(4,467)
Joint ventures	S-Power Chile SpA		—	253	—	—	253
		~~W~~	318,826	302,106	(7,310)	13,592	627,214

(6)	Borrowings arising from related party transactions as of December 31, 2022 and 2021 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	98,020	61,092	(64,875)	2,347	96,584
	Others		2,509	—	(376)	—	2,133
	Operating funds		184,300	164,252	(285,961)	(158)	62,433
	Syndicated Loan		14,530	—	(1,040)	(1,035)	12,455
	EBL and others		53,965	76,878	(85,010)	3,059	48,892

		~~W~~	353,324	302,222	(437,262)	4,213	222,497

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,197,287
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees (*9)	USD 68,838	Firstar Development, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 1,509	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 150,000	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd. (*11)	Collateralized money invested	KRW 13,210	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 10,758	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 115,584	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,849	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 52,476	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 3,597	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 278	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 133,823	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,367	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 7,838	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 8,662	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 859	Hana Bank and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 586	Hana Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 8,471	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,155	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 391	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 27,544	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,067	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,557	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW 6,743	Hanwha Life Insurance Co., Ltd and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,719	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,336	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 32,044	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,819	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 260,145	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,151	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 20,713	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 19,218	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 20,040	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 92,907	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Credit Agricole Corporate & Investment Bank Seoul and others
		Collateralized money invested	KRW 46,437	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 9,536	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*7)	USD 943	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,490	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,168	Shinhan Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,864	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested	KRW 4,485	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 3,615	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 9,055	Hana Bank and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,883	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,727	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 29,360	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 54,282	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 1,900	Hana Bank
		Collateralized money invested	KRW 13,923	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 14,464	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,049	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 12,088	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (8)	—	IBK and others
		Guarantees for supplemental funding (*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,411	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,493	Kookmin Bank
		Guarantees for supplemental funding (*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 117,137	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,314	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 181	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 156	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 540	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 554	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 156	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 119,791	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,785	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,401	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 1,571	IBK
		Guarantees for supplemental funding and others (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 486	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

In millions of won and thousands of foreign currencies
Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 373	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,133	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,562	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,591	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 5,292	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested Debt guarantees	KRW 2,190 KRW 2,746	Nonghyup Bank Shinhan Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 872	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 352	Nonghyup Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 316	Nonghyup Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 7,461	Korea Development Bank and Samsung Fire & Marine Insurance Co., Ltd.
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding	KRW 2,188 —	Templeton hana asset management Co. Ltd
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,133	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 14,555	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW 4,754	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 288,893	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	—	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,403	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,631	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,236	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 3,470	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 9,879	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,205	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 13,010	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 4,396	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 4,419	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,264	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 25,043	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 4,276	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chun-cheon Green Energy Co., Ltd.	Collateralized money invested	KRW 9,156	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2022, the Group has recognized derivative liabilities of ~~W~~6,760 million related to the guarantee. Meanwhile, the Group is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)

The Group recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

Pursuant to the guarantee agreement, the Group recognized other provisions of ~~W~~7,230 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Group.
(*8)

The Group recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~29,200 million.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

Saemangeum Sebit Power Plant Co., Ltd., the group’s related party as of December 31, 2022, is raising a fund from Kookmin bank and others amounting to KRW 99.9 billion (remaining balance as of December 31, 2022 is KRW 36.5 billion) through project financing commitment. The group is going to provide the lender a guarantee up to KRW 63.4 billion in the commitment except for KRW 36.5 billion which is a senior loan, as shares of Saemangeum Sebit Power Plant Co., Ltd. owned by the group at the time of fund raising.

(*11)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

47.	Related Parties, Continued

(8)	Guarantees received from related parties as of December 31, 2022 are as follows:

Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Performance guarantees	~~W~~	17,225
	Defect guarantees		2,533

(9)	Derivatives transactions with related parties as of December 31, 2022 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
Counterparty	Contract year	Contract amounts			Contract interest rate per annum		Contract exchange rate (in won)
		Pay		Receive	Pay	Receive
Korea Development Bank	2019~2024	~~W~~	177,600	USD 150,000	1.24%	2.50%	~~W~~	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80

(ii) Currency forward

In millions of won and thousands of USD
Counterparty	Contract date	Maturity date	Contract amounts			Contract exchange rate (in won)
			Pay		Receive
Korea Development Bank	2022.12.19	2023.01.26	~~W~~	26,010	USD 20,000	~~W~~	1,300.50

(10)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won
Type	2022		2021
Salaries	~~W~~	1,026	1,272
Retirement benefits		58	21

	~~W~~	1,084	1,293

Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Performance guarantees	~~W~~	17,225
	Defect guarantees		2,533

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2022 and 2021 are as follows:

In millions of won
Transactions	2022		2021
Transfer from construction-in-progress to other assets	~~W~~	13,723,972	12,902,589
Recognition of asset retirement cost and related provision for decommissioning costs		3,497,866	2,356,805
Transfer from provision for disposal of used nuclear fuel to accrued expenses		417,687	455,401
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		13,838,578	11,109,271
Transfer from inventory to stored nuclear fuel		738,720	908,842
Transfer of right-of-use assets due to change in accounting policy and others		197,016	78,213

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2022 and 2021 are as follows:

In millions of won	2022
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	80,529,513	39,193,815	—	882,037	120,605,365
Lease liabilities		4,410,503	(562,647)	109,019	206,268	4,163,143

	~~W~~	84,940,016	38,631,168	109,019	1,088,305	124,768,508

In millions of won	2021
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings and debt securities	~~W~~	69,724,581	9,653,394	—	1,151,538	80,529,513
Lease liabilities		4,621,096	(572,036)	73,090	288,353	4,410,503

	~~W~~	74,345,677	9,081,358	73,090	1,439,891	84,940,016

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,203	12,595	57,046	16,240
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		50,151	37,638	46,616	34,102
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	16,788	36,143	25,292
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		—	—	40,010	5,540
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		58,269	3,883	56,860	34,576
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		33,841	25,641	32,000	26,700
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		—	—	65,972	23,262
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,949	3,232	34,423	23,297
Purchase of cable (TR CNCE-W,1C,325SQ) 1,016,000M		—	—	66,581	40,254
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		—	—	46,194	37,810
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		—	—	87,382	83,628
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		202,795	95,428	188,338	168,456
Purchase of GIS (362KV, 6300A, 63KA) 19 – Shinyangsan S/S		31,834	17,334	31,464	31,464
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	3,748	—	—
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,155	10,274	—	—
GIS(362KV,6300A,63KA) 18 – Wolsung S/Y		32,090	32,090	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M		31,387	19,213	—	—
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M		75,620	40,497	—	—
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M		31,851	17,478	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M		53,064	29,436	—	—
System stabilization ESS equipment (Bubuk S/S) 1 Type		222,300	222,300	—	—
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	211,500	—	—
System stabilization ESS equipment (Yeongcheon S/S) Type 1		73,104	73,104	—	—
Construction of Saeul Units (#3,4)		9,800,424	2,455,673	9,800,424	3,479,667
Construction of Shin-Hanul Units (#1,2)		10,327,372	97,889	9,745,123	—
Other 36 contracts		853,941	425,149	792,485	620,593
Service of designing Seoul Combined Units (#1,2)		31,148	—	31,841	934
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	5,132	305,209	7,722
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		107,333	6,214	105,226	6,301
Purchase of main machine for Jeju LNG combined		166,287	10,898	166,287	10,972
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		318,197	287,965	317,350	317,350
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,623
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	32,748	126,302	61,735
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		221,997	38,714	214,053	138,244
Construction of Gimpo combined heat & power plant		181,798	56,558	130,015	86,323
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	197,983	—	—
Construction of Gumi natural gas power plant		204,094	204,094	—	—
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	70,620	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		299,048	6,687	286,571	6,215
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	32,472	234,392	200,122

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2022 and 2021 are as follows, continued:

In millions of won	2022			2021
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of Hadong thermal power indoor carboniferous plant	~~W~~	162,814	105,504	148,800	129,042
Purchase of phase 1 power generation facility for Yeongwol fuel cells		—	—	88,449	1,523
Purchase of phase 2 power generation facility for Yeongwol fuel cells		86,100	30,527	—	—
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		81,960	81,960	—	—

(2)	As of December 31, 2022, details of contracts for inventory purchase commitment are as follows:

The Group imports all of its uranium ore concentrates from sources outside Korea (including the United States, United Kingdom, Kazakhstan, France, Russia, South Africa, Canada and Australia) which are paid for with currencies other than Won, primarily in U.S. dollars. In order to ensure stable supply, the Group entered into long-term and medium-term contracts with various suppliers, and supplements such supplies with purchases of fuels on spot markets. The long-term and medium-term contract periods vary among contractors and the stages of fuel manufacturing process. Contract prices for processing of uranium are generally based on market prices. Contract periods for ore concentrates, conversion, enrichment and design and fabrication are as follows:

Type	Periods	Contracted quantity
Concentrate	2022 ~ 2033	26,310 Ton U3O8
Transformed	2022 ~ 2030	19,012 Ton U
Enrichment	2022 ~ 2032	21,434 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,418 Ton U (contract periods : 2014 ~ 2023).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2022 and 2021 are as follows:

In millions of won	2022			2021
	Number of cases	Claim amount		Number of cases	Claim amount
As the defendant	653	~~W~~	981,878	683	~~W~~	689,415
As the plaintiff	238		599,809	284		784,453

As of December 31, 2022, there are 5 ongoing litigations and 1 arbitration case that both defendant and plaintiff are the Group.

As of December 31, 2022, in connection with Shin-Hanul Unit 3 & 4, the Group has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Group does not believe that it has a present obligation to this vendor, and that it is probable that the Group will prevail if a lawsuit is filed against the Group. In addition, the Group cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2022.

The Group is the defendant against a number of claims. The following is potentially significant ongoing claim pertaining to the Group:

1)

There are multiple ongoing claims against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Group recognized ~~W~~114,937 million as litigation provisions in relation to the lawsuit as of December 31, 2022.

In addition to the abovementioned significant ongoing claims, there are 5 arbitration cases pertaining to the Group as of December 31, 2022 and the significant arbitration cases for the year ended December 31, 2022 are as follows:

1)

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Group to the Indian Council of Arbitration due to disagreements in the contract, but the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2022 are as follows:

1)

The Group has outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., the Group has provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

2)

The Group has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 5,947 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

3)

The Group has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

4)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2022.

5)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

6)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

7)

The Group has provided the SMBC with the guarantees of mutual investment of USD 4,401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of Wampu, Indonesia.

8)

The Group has provided USD 50,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

9)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC. a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

10)	The Group has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electro Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

11)

Nonghyup Bank is providing a payment guarantee of USD 47.85 million to Mizuho Bank, Ltd., a third party, for the guarantee of debt repayment reserves of PT Cirebon Electric Power’s Indonesia Cirebon power plant project.

12)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)

The Group has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

14)

The Group has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

15)

The Group has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2022 are as follows, continued:

16)

The Group has provided Shinhan Bank a debt guarantee up to USD 60,000 thousand (current amount : USD 60,000 thousand) to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

17)	The Group has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

(3)	Credit lines provided by financial institutions as of December 31, 2022 are as follows:

In millions of won and thousands of foreign currencies
Commitments	Financial institutions	Currency	Credit limit	Used amount
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,910,500	53,416
Limit amount available for CP	Hana Bank and others	KRW	3,250,000	3,250,000
General Loan, etc.	Hana Bank and others	KRW	3,000,000	3,000,000
Limit amount available for card	Hana Bank and others	KRW	47,424	2,615
	Banco de Oro	PHP	5,000	3,000
Loan limit	Korea Development Bank and others	KRW	2,023,728	1,369,694
	DBS Bank Ltd and others	USD	1,385,000	143,841
Certification of payment on payables from foreign country	Nonghyup Bank	USD	12,028	8,040
Certification of payment on L/C	Credit Agricole and others	USD	1,317,245	402,677
	Kookmin Bank and others	EUR	48,122	31,472
	Shinhan Bank	JPY	481,785	—
Certification of Performance guarantee on contract	Hana Bank and others	KRW	127,606	106,020
	First Abu Dhabi Bank and others	USD	1,092,590	788,404
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank and others	EUR	3,965	3,965
	Shinhan Bank	INR	44,872	—
	Hana Bank	SAR	1,509	1,509
Certification of bidding	Hana Bank	USD	5,200	—
	Export-Import Bank of Korea	EUR	10,000	10,000
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea	KRW	106,776	75,900
	Hana Bank and others	USD	306,251	282,224
	Hana Bank and others	MXN	21,597	20,027
Others	Nonghyup Bank and others	KRW	1,216,250	300,936
	Export-Import Bank of Korea and others	USD	733,318	510,094
	Standard Chartered	AED	50	50
	Shinhan Bank	SAR	3,000	3,000
Inclusive credit	Hana Bank	KRW	8,000	667
	Kookmin Bank	USD	135,000	45,909
	Hana Bank	INR	—	323,837
Equity Bridge Loan Guarantee	Mizuho Bank and others	USD	1,685,955	1,141,788
Trade finance	Export-Import Bank of Korea and others	USD	970,000	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2022, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are follows:

In millions of won and thousands of foreign currencies
Obligor	Creditor	Assets provided as security	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings (*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings (*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings (*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings (*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings (*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export – Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings (*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	235,809	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.
(*2)	As of December 31, 2022, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of December 31, 2022. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

50.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~66,879 million as of December 31, 2022, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of W1,683 million and depreciation on the idle assets of ~~W~~3,635 million are recorded in other expenses for the year ended December 31, 2022. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2022.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in the Gaeseong Industrial District as of December 31, 2022. The book value of facility is ~~W~~12,967 million and trade receivables related to the companies residing in Gaeseong industrial complex has been fully written-off during the year ended December 31, 2022. The outcome of this event cannot be reasonably estimated as of December 31, 2022.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Group has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2022.

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Group was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Group’s consolidated financial statements as of December 31, 2022, and the resulting effects have not been reflected in the consolidated financial statements.

(9)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(11)

The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalization of the global economy. Global Minimum Tax (Pillar Two) were released and they apply to Multinational Enterprises (MNEs) with revenue in excess of EUR 750 million per their consolidated financial statements. National Assembly of South Korea passed the law new Global Minimum Tax rules to align with the OECD BEPS Pillar Two in December 2022. The regulation will be included in the Adjustment of International Taxes Act and will be effective for fiscal years beginning on or after January 1, 2024. However, the Enforcement Decrees that provide further detail on the application of the legislation is only expected to be finalized later in 2023. In South Korea, Pillar Two legislation is not yet considered substantively enacted as of December 31, 2022 for KIFRS 1012 purposes. The Group therefore has not recognized any tax effect arising from the Global Minimum Tax in its consolidated financial statements as of December 31, 2022 and for the year then ended.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

51.	Subsequent Events

(1)

Subsequent to December 31, 2022, KEPCO and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., and Korea Southern Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1339 Corporate bond	2023.01.03	2025.01.03	4.40	~~W~~	200,000
	#1340 Corporate bond	2023.01.03	2026.01.03	4.50		320,000
	#1341 Corporate bond	2023.01.05	2025.01.05	4.20		140,000
	#1342 Corporate bond	2023.01.05	2026.01.05	4.30		240,000
	#1343 Corporate bond	2023.01.09	2025.01.09	4.20		130,000
	#1344 Corporate bond	2023.01.09	2026.01.09	4.28		280,000
	#1345 Corporate bond	2023.01.12	2025.01.12	4.00		110,000
	#1346 Corporate bond	2023.01.12	2026.01.12	4.08		330,000
	#1347 Corporate bond	2023.01.16	2025.01.16	4.00		190,000
	#1348 Corporate bond	2023.01.16	2026.01.16	4.05		220,000
	#1349 Corporate bond	2023.01.19	2025.01.19	3.85		180,000
	#1350 Corporate bond	2023.01.19	2026.01.19	3.87		320,000
	#1351 Corporate bond	2023.01.25	2025.01.25	3.85		140,000
	#1352 Corporate bond	2023.01.25	2026.01.25	3.89		410,000
	#1353 Corporate bond	2023.02.03	2025.02.03	3.50		220,000
	#1354 Corporate bond	2023.02.03	2026.02.03	3.54		280,000
	#1355 Corporate bond	2023.02.06	2025.02.06	3.65		210,000
	#1356 Corporate bond	2023.02.06	2026.02.06	3.65		320,000
	#1357 Corporate bond	2023.02.10	2025.02.10	3.80		100,000
	#1358 Corporate bond	2023.02.10	2026.02.10	3.83		340,000
	#1359 Corporate bond	2023.02.13	2025.02.13	3.83		180,000
	#1360 Corporate bond	2023.02.13	2026.02.13	3.85		320,000
	#1361 Corporate bond	2023.02.17	2025.02.17	3.99		110,000
	#1362 Corporate bond	2023.02.17	2026.02.17	4.10		320,000
	#1363 Corporate bond	2023.02.20	2025.02.20	4.09		150,000
	#1364 Corporate bond	2023.02.20	2026.02.20	4.11		160,000
	#1365 Corporate bond	2023.03.03	2025.03.03	4.35		100,000
	#1366 Corporate bond	2023.03.03	2026.03.03	4.40		110,000
	#1367 Corporate bond	2023.03.06	2025.03.06	4.25		180,000
	#1368 Corporate bond	2023.03.06	2026.03.06	4.35		210,000
	#1369 Corporate bond	2023.03.10	2025.03.10	4.25		230,000
	#1370 Corporate bond	2023.03.10	2026.03.10	4.35		230,000
	#1371 Corporate bond	2023.03.13	2025.03.13	4.14		140,000
	#1372 Corporate bond	2023.03.13	2026.03.13	4.25		260,000
Korea Hydro & Nuclear Power Co., Ltd.	#70-1 Corporate bond	2023.02.22	2028.02.22	4.10		90,000
	#70-2 Corporate bond	2023.02.22	2033.02.22	4.15		40,000
	#70-3 Corporate bond	2023.02.22	2043.02.22	4.08		20,000
	#71-1 Corporate bond	2023.03.07	2028.03.07	4.13		50,000
	#71-2 Corporate bond	2023.03.07	2033.03.07	4.18		30,000
Korea South-East Power Co., Ltd.	#57-1 Corporate bond	2023.02.09	2024.02.08	3.56		120,000
	#57-2 Corporate bond	2023.02.09	2026.02.09	3.74		50,000
Korea Western Power Co., Ltd.	#57-1 Corporate bond	2023.01.17	2025.01.17	4.07		70,000
	#57-2 Corporate bond	2023.01.17	2026.01.17	4.04		30,000
Korea Southern Power Co., Ltd.	#67-1 Corporate bond	2023.01.12	2024.01.12	3.97		100,000
	#67-2 Corporate bond	2023.01.12	2025.01.10	4.04		40,000

(2)

On February 14th, 2023, the subsidiary, Korea South-East Power Co., Ltd. invested in Bidiai Co., Ltd., and as a result of the approval of Bidiai’s restructuring plan, on February 17th, 2023, 32 billion KRW of bonds were converted into shares, making Korea South-East Power Co., Ltd. the largest shareholder of Bidiai Co., Ltd. with a stake of 32.54%.

(3)

On January 8th, 2023, a fire broke out in Taean IGCC Gas Refining Plant of the subsidiary, Korea Western Power Co., Ltd., resulting in the suspension of production. The amount of damages caused by the fire is under investigation, and the Group is currently verifying the insurance coverage with the property insurance policy.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2022 and 2021

52.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with KIFRS for each of the years ended December 31, 2022 and 2021 to the operating profit or loss as presented in the Group’s consolidated statements of comprehensive income (loss) prepared in accordance with IFRS as issued by IASB for each of the corresponding years.

In millions of won	2022		2021
Operating profit (loss) on the consolidated statements of comprehensive income (loss)	~~W~~	(32,655,153)	(5,846,499)
Add
Other income
Reversal of other provisions		15,265	15,548
Reversal of other allowance for doubtful accounts		37	98
Gains on government grants		301	458
Gains on assets contributed		1,953	9,347
Gains on liabilities exempted		1,181	1,830
Compensation and reparations revenue		89,638	104,826
Revenue from foundation fund		3	1
Revenue from research contracts		8,191	5,996
Rental income		208,064	204,123
Others		59,017	30,694
Other gains
Gains on disposal of property, plant and equipment		148,667	56,284
Gains on disposal of intangible assets		41	1
Reversal of impairment losses on property, plant and equipment		134,735	—
Reversal of impairment losses on intangible assets		—	14
Gains on foreign currency translation		36,097	20,598
Gains on foreign currency transactions		235,221	48,671
Gains on insurance proceeds		43,497	144
Others		294,091	250,174
Deduct
Other expenses
Compensation and reparations expenses		(36)	(663)
Accretion expenses of other provisions		(1,138)	(2,711)
Depreciation expenses on investment properties		(486)	(1,386)
Depreciation expenses on idle assets		—	(3,621)
Other bad debt expense		(6,400)	(49,372)
Donations		(131,037)	(152,456)
Others		(73,053)	(47,723)
Other losses
Losses on disposal of property, plant and equipment		(100,066)	(92,622)
Losses on disposal of intangible assets		(116)	(145)
Losses on impairment of property, plant and equipment		(37,311)	(4,056)
Losses on impairment of intangible assets		(164)	—
Losses on impairment of other non-current assets		—	(16,035)
Losses on foreign currency translation		(14,738)	(4,732)
Losses on foreign currency transactions		(299,117)	(67,990)
Others		(197,715)	(181,787)

Adjusted operating profit (loss)	~~W~~	(32,240,531)	(5,722,991)